As Filed With The Securities And Exchange Commission On November 22, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

WRIGHT EXPRESS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7549	20-1894866
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S Employer Identification No.)

97 Darling Avenue

South Portland, Maine 04106

(207) 773-8171

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Hilary A. Rapkin, Esq.

Vice President and General Counsel

Wright Express Corporation

97 Darling Avenue

South Portland, Maine 04106

(207) 773-8171

(Names, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies To:

Gregory A. Fernicola Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Eric J. Bock Executive Vice President, Law and Secretary Cendant Corporation 9 West 57th Street New York, New York 10019 (212) 413-1800	Vincent J. Pisano Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022 (212) 446-4800

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, par value $0.01 per share (including preferred stock purchase rights)(3)	$1,000,000,000	$126,700

(1) Includes shares subject to the underwriters’ over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3) Rights initially will trade together with the common stock. The value attributable to the rights, if any, is reflected in the market price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholder are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 22, 2004

Preliminary Prospectus

             shares

Common stock

This is an initial public offering of shares of common stock of Wright Express Corporation. Cendant Corporation, the sole stockholder of Wright Express, is offering              shares. Wright Express will not receive any proceeds from the sale of the shares being offered hereby, unless the underwriters exercise their option to purchase additional shares. Prior to this offering, there has been no public market for the common stock. The estimated initial public offering price is between $             and $             per share.

We intend to list our common stock on the New York Stock Exchange under the symbol WXS.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to selling stockholder	$	$

Wright Express has granted the underwriters an option for a period of 30 days to purchase up to              additional shares of common stock to cover any over-allotments.

Investing in our common stock involves a high degree of risk. See “ Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan	Credit Suisse First Boston	Merrill Lynch & Co.

                    , 2004

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the terms “Wright Express,” the “Company,” “we,” “us” and “our” refer to Wright Express Corporation together with its subsidiaries as of the date of this offering.

Wright Express

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at more than 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 40,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 87 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies.

We collect a broad array of transaction information at the point of sale, including the amount of the expenditure, the identification of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. This data is captured through our network, which consists of fuel and maintenance locations utilizing our proprietary software. Our network is one of the largest of its kind, and we refer to it as a “closed” network because it is only accessible through the use of our fleet charge cards. Data collected through our network, together with our purchase controls, allows us to provide fleets with comprehensive information and analysis tools to effectively manage their vehicle fleets and control costs.

We maintain long-standing relationships with our customers and strategic relationships whose ongoing fuel requirements provide us with a recurring transaction base upon which we continue to grow our business. We currently process transactions for over 270,000 commercial and government vehicle fleets with more than 3.8 million vehicles. During the five-year period ended December 31, 2003, the number of transactions we processed for fleets grew at a compound annual rate of 16% to 189.1 million, while the aggregate dollar value of those transactions grew at a compound annual rate of 26% to $5.7 billion.

Our revenues are primarily affected by the number and dollar value of the transactions we process through our network. Depending on the nature of the products and services we provide to fleets, we earn payment processing revenue, transaction processing revenue and account servicing revenue.

•  Payment processing revenue is generated from transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets. A majority of payment processing revenue is based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network. We typically collect the total purchase price from the fleet within one month of the billing date.

•  Transaction processing revenue is typically generated from fixed fees we charge to some of our strategic relationships for each transaction we process and for which we generally do not make payment to fuel and maintenance providers on behalf of fleets.

•  Account servicing revenue is generated from recurring monthly account servicing fees paid by fleet customers and strategic relationships and is based on the number of vehicles for which we provide services.

In 2003, our revenues and net income were $156.9 million and $34.6 million, respectively, which represent five-year compound annual growth rates of 22% and 55%, respectively. For the nine months ended September 30, 2004, our revenues and net income were $138.7 million and $37.0 million, respectively.

We market our payment processing and information management services across multiple channels by utilizing both our own sales force and the sales forces of companies with which we have strategic relationships. The table below sets forth, as of September 30, 2004, information about the fleets and vehicles we service by marketing channel:

Channel	Description	Number of fleets	Number of vehicles (in millions)	Select customers and strategic relationships
Direct	• Services branded with the Wright Express name	60,000	1.4	Bristol-Myers Squibb Company, Pepsi-Cola Metropolitan Bottling Company, Inc., United Parcel Service of America, Inc. and 21 fleets operated by state governments
Co-branded	• Services marketed for and in collaboration with 27 fleet management companies and automotive manufacturers • Uses both the brand names of the strategic relationship and Wright Express	14,000	1.1	8 of the 10 largest domestic fleet management companies, which collectively manage over 2.5 million vehicles
Private label	• Services marketed for and in collaboration with 26 fuel retailers • Uses only the brand name of the strategic relationship	184,000	1.3	2 of the largest North American oil companies as well as Amerada Hess Corporation, Gulf Oil Limited Partnership, QuikTrip Corporation and Sheetz, Inc.

We also offer a corporate MasterCard charge card product, primarily to businesses outside of the fleet vehicle industry. In 2003, we processed 5.6 million corporate MasterCard transactions totaling $570.9 million. Over the three-year period ended December 31, 2003, the number of transactions we processed and the aggregate purchase volume of our MasterCard product grew at compound annual rates of 15% and 47%, respectively. Our MasterCard business customers generally pay their balance within one month from the billing date.

Competitive strengths

We believe the following competitive strengths distinguish us in our industry:

•  leading industry position;

•  broad “go-to-market” approach across our marketing channels;

•  proprietary closed network of over 180,000 fuel and vehicle maintenance locations;

•  comprehensive information services, purchase controls and technology capabilities;

•  highly scalable business model;

•  superior customer service; and

•  experienced senior management team.

Our growth strategies

We intend to pursue the following growth strategies:

•  Enhance our leadership position. We plan to enhance our industry position as a leading provider of payment processing and information management services to commercial and government fleets in the United States by continuing to deliver superior services to our customers. We will continue to refine our customer acquisition and retention efforts based on the information we collect in our proprietary database as well as continue to establish new strategic relationships.

•  Increase our penetration of the small fleet segment. We plan to increase our penetration into the small fleet segment, which is comprised of fleets with fewer than 25 vehicles. We believe the small fleet segment is large and under-penetrated by payment processing and information management services similar to ours. We plan to target small fleets through our affiliations with local fuel distributors who market our services to their small fleet customers. In addition, we plan to tailor our product offerings to the preferences of small fleets, such as by providing loyalty-based programs. We believe these product offerings will help us attract new small fleet customers while retaining existing small fleet customers and increasing their usage of our services. Finally, we will continue to focus on this segment through our sales force and by working with the sales forces of the companies with which we maintain strategic relationships.

•  Expand our product and service offerings. We believe there are significant opportunities for us to expand our product and service offerings into other industry segments.

•   Our revenue from vehicle maintenance transactions has not been significant historically. We plan to expand the Wright Express Service Network, which is the vehicle maintenance portion of our proprietary closed network, by increasing the number of vehicle maintenance providers that participate in our network. We also plan to extend the program to additional customers of our strategic relationships and encourage the use of this program by our existing customers.

•  We believe we can better penetrate the heavy truck segment and achieve a higher share of fuel and vehicle maintenance expenditures by increasing our marketing efforts to heavy truck fleets.

•  We have expanded, and intend to continue to expand, our product and service offerings to include other fueling sites, such as truckstops and private locations, as well as mobile fueling. This allows us to offer total fuel management services to fleets with diversified fueling needs.

•  We plan to market our fleet payment processing and information management services internationally by working with our existing strategic relationships and forming new strategic relationships with companies abroad.

•  Utilize our technology to continue to improve our information management services and reporting capabilities. We have invested, and will continue to invest, in updating our technology infrastructure in order to:

•  enhance our ability to capture additional data and enable fleets to have more control over purchases at the point of sale;

•  increase the speed and the degree of customization of the reporting we provide to our customers;

•  enhance e-commerce capabilities to allow for online payments;

•  increase the scalability of our technology platform to help us better address the different data needs of customers and strategic relationships; and

•  broaden our capability to provide our services internationally.

•  Broaden our MasterCard product. We believe we can offer a differentiated charge card product to businesses in other industries that can utilize our information management services. In addition, we consider our corporate MasterCard charge card to be a beneficial supplement to our core product offering for fleets that need to make non-vehicle related purchases. We also plan to expand our MasterCard charge card product to increase our transaction processing volume in areas such as commercial travel and entertainment and purchasing.

Our liquidity sources

We fund our operating requirements primarily through cash flow generated from our operations and the issuance of certificates of deposit, money market accounts, customer deposits and borrowed federal funds through our bank subsidiary. As discussed below in “—New indebtedness,” concurrently with the closing of this offering, we intend to enter into a new credit facility with a syndicate of financial institutions, consisting of a $             million term loan and a revolving credit facility that will provide for borrowings of up to $             million.

Risk factors

An investment in our common stock is subject to a number of risks and uncertainties. Before investing in our common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•  the majority of our revenues and net income directly correlates to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our results of operations;

•  we face significant competition and pricing pressure from existing competitors in our industry and may face increased competition from large financial institutions and major oil companies;

•  since we will likely have variable-rate indebtedness under our new credit facility and we finance customer transactions with operating debt, rising interest rates would reduce our net income;

•  as an independent public company, we will incur increased costs;

•  we will rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost;

•  we may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement; and

•  immediately prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $             million (consisting of $             million of cash and cancellation of a receivable from Cendant of $             million). The cash portion of the special dividend will be funded from the net proceeds of a $             million term loan and excess cash on hand. The special dividend will benefit only Cendant and not you as a stockholder following this offering.

Relationship with Cendant

Cendant is selling its entire ownership interest in us in this offering. Concurrently with the closing of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent public company and to govern continuing business arrangements between us and Cendant. Under the transitional agreement, Cendant will agree to provide us with various services that are important to our business.

These services will include, among others:

•  human resources, employee benefits and payroll;

•  tax support and internal audit services; and

•  telecommunications and information technology.

We estimate that we will incur costs of approximately $             million for transitional services in the 12 month period following the closing of this offering. These costs are comparable to the costs we have incurred for similar services provided by Cendant prior to this offering. The transitional agreement will also provide that we will indemnify Cendant and its affiliates for potential losses related to the operation of our business prior to this offering and for other matters.

We expect to enter into a tax receivable agreement with Cendant in connection with this offering and related transactions. We expect that, as a result of these transactions, future income taxes that we might otherwise be required to pay to various tax authorities will be reduced as a result of an increase in the tax basis of our tangible and intangible assets. Pursuant to the tax receivable agreement, we will be required to pay to Cendant 85% of the amounts by which our income taxes are actually reduced, subject to repayment provisions if it is determined that these tax savings should not have been available to us. While the actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, such payments could be substantial. See “Certain relationships and related-party transactions—Tax receivable agreement.”

New indebtedness

Concurrently with the closing of this offering, we intend to enter into a new credit facility with a syndicate of financial institutions, including affiliates of several of the underwriters of this offering, consisting of a         -year $             million term loan and a         -year revolving credit facility, which will provide for borrowings of up to $             million. The term loan and the revolving credit facility will bear interest at floating rates tied to either the Prime rate or LIBOR. We expect to use all of the net proceeds from the term loan to fund part of the cash portion of the special dividend to be paid to Cendant. The new credit facility may contain restrictions on our operating flexibility and our ability to pay dividends to our stockholders.

Corporate information

Throughout this prospectus, we refer to Wright Express Corporation, a Delaware corporation, as the “Issuer.” Currently, the business of Wright Express that is described throughout this prospectus is conducted by Wright Express LLC and its consolidated subsidiaries and Wright Express Solutions and Technologies, LLC. Prior to the consummation of this offering, Wright Express Solutions and Technologies, LLC will become a subsidiary of Wright Express LLC and Wright Express LLC will be merged with and into Wright Express Holding Corporation, a wholly owned subsidiary of the Issuer. Wright Express Holding Corporation will be the surviving corporation of this merger. As of the closing of this offering, our only material asset will be 100% of the equity in Wright Express Holding Corporation, our principal operating subsidiary, which will own all of the operations currently conducted by Wright Express LLC and Wright Express Solutions and Technologies, LLC.

Our principal executive offices are located at 97 Darling Avenue, South Portland, Maine 04106. Our Internet website address is http://www.wrightexpress.com. Information accessible on our website is not, and should not be considered, part of this prospectus.

Wright Express®, WEX®, WEXOnline® and WEXIndex® are trademarks of ours.

The offering

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from the sale of the additional shares of common stock will be $             million. We expect to use any net proceeds from the exercise of the underwriters’ option for general corporate purposes.

Risk factors	See “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We have no present intention to pay regular dividends on our common stock.

Proposed stock exchange listing	We intend to list our common stock on the New York Stock Exchange under the symbol WXS.

Unless otherwise indicated, information throughout this prospectus excludes:

•  The exercise by the underwriters of their option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares in full, we will issue additional              shares of common stock; and

•  Approximately              shares of common stock (or approximately     % of the shares of common stock outstanding after this offering) consisting of:

•  approximately              shares of common stock issuable upon the exercise of unvested employee stock options to be granted on the date of completion of this offering under our 2005 Equity and Incentive Plan at an exercise price equal to the initial public offering price;

•  approximately              shares of common stock issuable upon the exercise or vesting of equity awards that will be issued upon completion of this offering in exchange for Cendant equity awards currently held by our executive officers and employees; and

•  approximately              additional shares of common stock reserved for future grants under our 2005 Equity and Incentive Plan, our 401(k) plan and our employee stock purchase plan.

Following the closing of this offering, our officers and various employees will, at their option, be issued shares of our common stock or equity awards based on our common stock in exchange for Cendant restricted stock units and stock options then held by them. This exchange will be effected in a manner to be determined prior to the closing of this offering but which will, in any event, be based on a ratio that compares the value of our common stock to Cendant common stock.

Summary combined financial information

The following tables contain summary combined financial data for Wright Express LLC and Wright Express Solutions and Technologies, LLC. Prior to completion of this offering, Wright Express LLC will be merged with and into Wright Express Holding Corporation, our wholly owned subsidiary. As of the closing of this offering, the equity interests of Wright Express Holding Corporation will constitute our sole material asset. You should read the summary combined financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of and for the years ended December 31, 2003 and 2002 from our audited financial statements included elsewhere in this prospectus. We derived the financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 from the unaudited financial statements included elsewhere in this prospectus. Results for the interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future periods.

The following tables also contain summary pro forma as adjusted financial data for the Issuer. The summary pro forma as adjusted combined statement of income data for the nine months ended September 30, 2004 and the summary combined balance sheet data as of September 30, 2004 are unaudited and have been derived from the historical combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC adjusted to give effect to the following:

•  the merger of Wright Express LLC with and into Wright Express Holding Corporation;

•  a special dividend to Cendant in the amount of $             million, including the cancellation of an intercompany receivable and the borrowing by us of $             million under a new term loan, and the use of excess cash on hand, to fund the cash portion of the special dividend;

•  incremental costs associated with being an independent public company and differences in costs resulting from our separation from Cendant and related transactions; and

•  the issuance of          shares of common stock pursuant to          and the issuance of          shares to our executive officers and other employees under our 2005 Equity and Incentive Plan, as discussed elsewhere in this prospectus.

	Nine months ended September 30,			Year ended December 31,
	2004
(in thousands, except per share, per gallon and per transaction data)	Pro forma as adjusted	Actual	2003	2003	2002
Income statement data
Revenues:
Payment processing revenue	$	$94,875	$79,257	$105,263	$83,730
Transaction processing revenue		13,871	12,339	16,490	11,945
Account servicing revenue		15,741	14,228	19,118	18,039
Finance fees		6,895	5,186	7,650	5,466
Other		7,342	6,142	8,418	7,421

Total revenues		138,724	117,152	156,939	126,601

Expenses:
Salary and other personnel		36,774	35,076	47,205	42,058
Service fees		6,802	7,458	9,661	5,092
Provision for credit losses		6,233	7,045	9,431	4,977
Depreciation and amortization		5,850	5,455	7,284	8,075
Operating interest expense		3,824	3,193	4,208	4,835
Operating interest income		(2,121)	(957)	(1,393)	(763)
Financing interest expense		—	—	—	—
Other		20,877	17,393	23,609	22,204

Total expenses		78,239	74,663	100,005	86,478

Income before income taxes		60,485	42,489	56,934	40,123
Provision for income taxes		23,528	16,655	22,294	15,702

Net income	$	$36,957	$25,834	$34,640	$24,421

Pro forma earnings per share data
Earnings per common share, basic
Earnings per common share, diluted
Weighted average common shares outstanding, basic
Weighted average common shares outstanding, diluted

Other operating data
Net income margin(1)		27%	22%	22%	19%
Number of transactions processed:
Payment processing transactions		108,496	99,400	133,206	119,215
Transaction processing transactions		44,847	41,582	55,866	54,673

Total transactions processed		153,343	140,982	189,072	173,888

Average expenditure per payment processing transaction		$35.00	$30.14	$29.98	$25.88
Average price per gallon		$1.79	$1.57	$1.55	$1.35
Average number of vehicles serviced		3,707	3,362	3,403	3,217
Total MasterCard purchase volume		$541,060	$418,776	$570,928	$375,165

(1) Net income margin is defined as net income divided by total revenues.

	As of September 30, 2004		As of December 31, 2003
(in thousands)	Pro forma as adjusted	Actual
Selected balance sheet data
Cash and cash equivalents	$	$28,974	$22,134
Accounts receivable, net		454,133	302,317
Total assets		778,102	583,610
Accounts payable		211,648	125,666
Deposits and borrowed federal funds		197,772	115,784
Long-term debt		—	—
Member’s/stockholders’ equity		275,350	258,332

Risk factors

You should carefully consider the following risks and all the information set forth in this prospectus before investing in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks relating to our company

The majority of our revenues and net income directly correlates to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our results of operations.

In 2003, approximately 61% of our total revenues was attributable to fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by our customers. Our customers primarily purchase fuel. Accordingly, our revenues and profitability are largely dependent on fuel prices, which are prone to significant volatility. For example, we estimate that during 2003, a ten cent decline in average fuel prices below average actual prices would have resulted in approximately a $5.4 million decline in 2003 revenue and a $2.9 million decline in 2003 net income. Although we have benefited from historically high fuel prices during 2003 and the nine months ended September 30, 2004, a significant decline in the price of fuel in future periods could have a material adverse effect on our results of operations.

Fuel prices are dependent on several factors, all of which are beyond our control. These factors include, among others:

•  supply and demand for oil and gas, and expectations regarding supply and demand;

•  actions by the Organization of Petroleum Exporting Countries (OPEC), Russia or Mexico;

•  political conditions in other oil-producing and gas-producing countries, including insurgency, terrorism or war;

•  refinery capacity;

•  weather;

•  the prices of foreign exports and the availability of alternate fuel sources;

•  general worldwide economic conditions; and

•  governmental regulations and tariffs.

Our industry has become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels.

We face increased levels of competition in each segment of the overall industry from several companies that seek to offer competing capabilities and services. Historically, we have primarily been able to provide customers with a unique spectrum of services and capabilities and, therefore, we have not considered price to be the exclusive or even the primary basis on which we compete. As our competitors have continued to develop their service offerings, it has become increasingly more difficult for us to compete solely on the basis of superior capabilities or service. In some areas of our business, we have been forced to respond to competitive pressures by reducing our fees. For example, over the past few years we have experienced a steady decline in account servicing revenue as a percentage of total revenues. Account servicing revenue is the revenue we earn from establishing and maintaining customer accounts. We have also experienced a small decline in the percentage of the dollar amount that we retain from transactions we process, which percentage we negotiate with fuel and vehicle maintenance providers. If these trends continue and if competition intensifies, our profitability may be adversely impacted.

While we have traditionally offered our services to all segments of the fleet industry, with particular emphasis on mid-sized and large commercial fleets, some of our competitors have successfully garnered significant share in particular segments of the overall industry. For example, we believe U.S. Bank Voyager Fleet Systems, Inc. has the largest share among the government fleet segment of the industry and Comdata Corporation has a significant share of the heavy truck segment. To the extent that our competitors are regarded as leaders in specific segments, they may have an advantage over us as we attempt to further penetrate these segments.

We also face increased competition from our competitors servicing the fleet industry in our efforts to forge relationships with companies that can afford us access to their fleet customers. This heightened level of competition makes it more difficult for us to enter into new relationships and renew existing relationships on the same terms.

We may face competition from large financial institutions which have not traditionally focused on our business.

Large financial institutions have not traditionally focused on providing fleets with products and services similar to ours, but they may do so in the future. Potential competitors, such as financial institutions that can issue Visa and MasterCard products and American Express credit and charge cards, may have substantially greater financial resources and brand name recognition than we have. Although these companies offer products and services with similar features to ours, they do not currently offer fleets the level of information management, security and purchasing control that we provide through our proprietary closed network. These companies may either develop applications that allow them to offer products with similar features to ours or enter into strategic alliances or other relationships. Large financial institutions may have pre-existing financial and other business relationships with companies with which we have strategic relationships. These companies could potentially bundle fleet services similar to those that we offer with a larger array of financial services. If these companies were to focus on providing these services to fleets, we could face significant competition and our ability to maintain and attract customers could be diminished.

Major oil companies may provide service offerings targeted toward their fleet customers, which may compete with our services.

Major oil companies have not traditionally provided universally-accepted transaction processing and information management services specifically tailored to their fleet customers. Rather, oil companies have entered into strategic relationships with us and other companies to provide these services, typically for a fee equal to a small percentage of the dollar amount of purchases or a fixed fee made by the small fleet customer at the oil company’s locations. To the extent major oil companies were to develop and promote universally-accepted fleet transaction services similar to ours, they could potentially offer fleets using their transaction services better fuel pricing at their locations than would be available to our customers, which would diminish the attractiveness of our offerings.

Our business and results of operations are dependent on several key strategic relationships, the loss of which could adversely affect our combined results of operations.

Revenue we received from services we provided to our top five strategic relationships accounted for approximately 27% of our revenues in 2003. For our co-branded and private label relationships, the ultimate fleet customer maintains a primary relationship with the fleet management company, automobile manufacturer or fuel retailer with which we have contracted to provide our services. In these situations, the fleet customer is often unaware of our role in providing services to it, and we are not in primary control of the relationship with the fleet customer. Accordingly, we are highly dependent on maintaining our strategic relationships and our business and results of operations may be prone to greater volatility and uncertainty than would be the case if we had direct relationships with all of the fleets for which we provided services.

Likewise, our proprietary closed network depends on our agreements with the major oil companies and fuel retailers whose locations accept our payment processing services. If the termination of any of these agreements reduces the number of locations where our payment processing services are accepted, we could lose our competitive advantage and our business and results of operations could be adversely affected.

Decreased demand for fuel and other vehicle products and services could harm our business and results of operations.

Our results of operations are dependent on the number of transactions we process and the dollar value of those transactions. We believe that our transaction volume is correlated with general economic conditions in the United States. A downturn in the United States economy is generally characterized by reduced commercial activity and, consequently, reduced purchasing of fuel and other vehicle products and services.

In addition, demand for fuel and other vehicle products and services may be reduced by other factors that are beyond our control, such as the development by vehicle manufacturers and adoption by our fleet customers of vehicles with greater fuel efficiency or alternative non-liquified fuel sources.

Our ability to remain competitive depends on our rapid implementation of new technology and systems, and our failure to effectively implement new technology could jeopardize our position as a leader in our industry.

As a provider of information management and payment processing services, we must constantly adapt and respond to the technological advances offered by our competitors and the informational requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. We may not be able to expand our technological capabilities and service offerings as rapidly as our competitors, which could jeopardize our position as a leader in our industry.

In addition, rapid implementation of new technologies and transitioning of systems, such as our current program to update our technology infrastructure, could result in service outages or delays, corruption or loss of important data and/or customer dissatisfaction. We may not be able to implement our new operating systems without encountering problems that could harm our business.

We are dependent on technology systems and electronic communications networks managed by third parties which could result in our inability to prevent service disruptions.

Our ability to process and authorize transactions electronically depends on our ability to electronically communicate with our fuel and vehicle maintenance providers through point-of-sale devices and electronic networks that are owned and operated by third parties. The electronic communications networks upon which we depend are often subject to disruptions of various magnitudes and durations. Any severe disruption of one or all of these networks could impair our ability to authorize transactions or collect information about such transactions, which, in turn, could harm our reputation for dependable service and adversely affect our results of operations. In addition, our ability to collect enhanced data relating to our customers’ purchases may be limited by the use of older point-of-sale devices by fuel and vehicle maintenance providers. To the extent that fuel and vehicle maintenance providers within our network are slow to adopt advanced point-of-sale devices, we may not be able to offer the services and capabilities our customers demand.

If we fail to adequately assess and monitor credit risks of our customers, we could experience a significant increase in bad debt expense.

We are subject to the credit risk of a majority of our customers, many of which are small to mid-sized businesses. We use various formulae and models to screen potential customers and establish appropriate credit limits, but these formulae and models cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect such change. In times of economic recession, the number of our customers who default on payments owed to us tends to increase. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than it has been in the past.

We are subject to extensive governmental regulation and oversight, which may significantly restrict the manner in which we conduct our business.

To facilitate our payment processing operations, we provide credit to our customers through our Utah industrial bank. In addition, our regulatory status enables us to issue certificates of deposit, which provide us with a relatively flexible and inexpensive source of funds to support our operations. Our bank operations are subject to extensive state and federal regulation. We are currently licensed on the state level by the Utah Department of Financial Institutions and at the federal level by the Federal Deposit Insurance Corporation. Continued licensing and federal deposit insurance are subject to ongoing satisfaction of compliance and safety and soundness requirements. For example, our bank must be well capitalized and satisfy a range of additional capital requirements. If we fail to comply with these requirements for any reason, our lending activities and the manner in which we borrow funds to support those activities would be adversely affected. Moreover, our bank’s ability to pay dividends is subject to regulatory constraints, which may affect our ability to pay dividends to our stockholders. In addition, changes in the bank regulatory environment, including the implementation of new or varying measures or interpretations by the state of Utah or the U.S. federal government, may significantly affect or restrict the manner in which we conduct our business in the future.

We may not be able to adequately protect the data we collect about our customers, which could subject us to liability and damage our reputation.

We collect and store data about our customers and their fleets, including bank account information and spending data. Our customers expect us to keep this information in our confidence. We may experience attempts by experienced programmers or “hackers” to penetrate our network security. A party who is able to penetrate our network security could misappropriate our proprietary information or cause interruptions in our WEXOnline® web site. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Moreover, any security breach or inadvertent transmission of information about our customers could expose us to liability and/or litigation and cause damage to our reputation.

In addition, when we fund customer transactions, we typically assume the risk of losses due to unauthorized or fraudulent use of our charge cards, which could be substantial. We do not maintain any insurance to protect us against any such losses.

Since we will likely have approximately $             million of variable-rate indebtedness under our new credit facility and we finance customer transactions with deposits and borrowed federal funds, rising interest rates would reduce our net income.

We will have approximately $             million of indebtedness outstanding following this offering under our new credit facility that will bear interest at rates that vary with changes in overall market interest rates for instruments of similar term. Market interest rates, which were at historical low levels in 2003, have been rising steadily over the past several months. For every 1.0%, or 100 basis point, increase in market interest rates following this offering, we would incur approximately $             million per year in incremental financing interest expense under our new credit facility.

We would also face increased borrowing costs to fund our payment processing operations during periods of higher interest rates. During 2003, there was an average of 15 days between the date we paid fuel and maintenance providers for purchases made by our customers and accounts and the date we collected payment from them. During 2003, we had an average accounts receivable balance in respect of these funding activities of $328.9 million. We generally support our funding activities through the issuance of certificates of deposit, escrow deposits in the form of money market deposits, customer deposits and borrowed federal funds through our bank subsidiary, in each case, with maturities of less than six months. Accordingly, our borrowing costs fluctuate in proportion to short term-interest rates prevailing in the market. Our operating interest expense was $4.2 million in 2003. However, for every 1.0%, or 100 basis point, increase in average market interest rates, we would have incurred approximately $1.4 million in incremental operating interest expense in 2003.

To the extent we are unable to hedge or otherwise mitigate our exposure to rising interest rates in the future, our income before income taxes will be reduced by the amount of incremental interest expense.

We depend on key management and if we are unable to retain those employees, we could lose valuable strategic and customer relationships.

We believe that our future depends, in part, on the continued services of our senior management team, including Michael Dubyak, our president and chief executive officer, who has been with

Wright Express since 1986. Losing the services of Mr. Dubyak or other members of our senior management team could adversely affect our strategic and customer relationships and impede our ability to execute our growth strategies. We do not currently maintain key person life insurance policies with respect to our executive officers.

We intend to enter into a credit facility that may restrict our operating flexibility.

Concurrently with the closing of this offering, we intend to enter into a $         million term loan and a revolving credit facility, which will provide for borrowings of up to $         million. The governing documents relating to the credit facility and term loan may contain restrictions on our ability to:

•  pay dividends to our stockholders;

•  sell assets;

•  incur more indebtedness;

•  grant or incur liens on our assets;

•  make investments or acquisitions;

•  enter into leases or assume contingent obligations;

•  engage in mergers or consolidations; and

•  engage in transactions with our affiliates.

The restrictions contained in the governing documents relating to the credit facility and term loan could hurt our ability to finance our future operations or capital needs or make acquisitions that may be in our best interest. In addition, our credit facility will require that we comply with several financial maintenance covenants. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under our credit facility. If a default occurs under our revolving credit facility or term loan, the lenders under the revolving credit facility or term loan could elect to declare all of the outstanding borrowings, as well as accrued interest and fees, to be due and payable and require us to apply all of our available cash to repay those borrowings. In addition, a default may result in higher rates of interest and the inability to obtain additional capital.

We have benefited from being a subsidiary of much larger entities and we may not be able to maintain our historical growth rate as an independent company.

Cendant has been our parent company since March 2001, prior to which Avis Group Holdings, Inc., or Avis, was our ultimate parent company. In the past, our ability to establish important business relationships has been facilitated by our affiliation with these respective parent companies. Our co-branded strategic relationship with PHH Vehicle Management Services, LLC was established while we and it were subsidiaries of Avis. In addition, as a subsidiary of Cendant, we entered into agreements with Jackson Hewitt Tax Service Inc., formerly a subsidiary of Cendant, and Cendant Travel Distribution Services, Inc. to provide MasterCard products. These business relationships have contributed to our historical growth. As an independent company, we may not be able to sustain the same level of growth in our business as we have experienced as a subsidiary of Cendant or Avis. See “Certain relationships and related-party transactions.”

We will rely on Cendant to provide transitional services to us and may not be able to replace those services at the same cost.

Simultaneously with the closing of this offering, we will enter into an agreement that will require Cendant to provide transitional services to us. The terms of the services to be provided under the transitional agreement vary depending on the specific service to be provided, with the majority of the terms expiring by                 . We may be unable to sustain these services at the same level as when we were controlled by Cendant. After the expiration of this agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as those we have historically received from Cendant. This agreement will be entered into in the context of a parent-subsidiary relationship and will be negotiated in the context of this offering. Accordingly, this agreement may not reflect terms that would have resulted from arms-length negotiations with unaffiliated third parties. After this offering, we intend to transition such services to similar services to be provided by our internal resources, as well as to contract with unaffiliated third party providers for which we expect to incur higher costs.

We may incur significant liability to Cendant pursuant to the indemnification provisions of the transitional agreement.

The transitional agreement will provide that we will indemnify Cendant and its affiliates against potential losses based on, arising out of or resulting from:

•  any breach by us of the transitional agreement with Cendant;

•  claims by third parties relating to the ownership or the operation of our assets or properties and the operation or conduct of our business, whether in the past or future, including any litigation pending against Cendant at the time of closing, if any, with respect thereto;

•  any other activities we engage in;

•  tax sharing arrangements;

•  any third party claims relating to other acts or omissions arising out of performance of the transitional agreement, the sublease or the sublease assignment and assumption agreement whether in the past or future;

•  any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our or our subsidiaries’ actual or contingent obligations;

•  liabilities under the Securities Act of 1933 related to this offering; and

•  other matters described in the transitional agreement.

We will be required to pay Cendant for most of the tax benefits we receive in connection with this offering and related transactions.

We expect that, as a result of this offering and related transactions, the tax basis of our tangible and intangible assets will be increased. We further expect that this increase in tax basis will reduce the amount of tax that we might otherwise be required to pay in the future. We intend to enter into a tax receivable agreement with Cendant that will provide for the payment by us to Cendant of 85% of the amount of cash savings, if any, in U.S. federal income tax and state income tax that we actually realize as a result of this increase in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, subject to repayment if it is determined that these savings should not have been available to us. While the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, during the amortization period for such increased tax basis, the payments that may be made to Cendant could be substantial.

Actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Prior to the completion of this offering, we have operated as a wholly owned subsidiary of Cendant. The purpose of this offering, the borrowings under the term loan, the tax receivable agreement and the payment of the special dividend to Cendant, each as described in this prospectus, is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in us through this offering. This purpose is not aligned with the interests of our stockholders following this offering, and in evaluating the transactions and agreements with Cendant that are described in this prospectus, you should be aware that actions taken by us prior to the completion of this offering are intended to be in the best interest of Cendant and such actions may conflict with your interests.

Specifically, immediately prior to the completion of this offering, we will declare a special dividend to Cendant in an amount of $             million (consisting of $             million of cash and cancellation of a receivable from Cendant of $             million). We intend to borrow $             million under a term loan and use excess cash on hand in order to fund the cash portion of the special dividend. The special dividend will benefit only Cendant and not you as a stockholder following this offering.

Risks related to our common stock

There may be a limited public market for our common stock, and our stock price may experience volatility.

An active trading market for our common stock may not develop as a result of this offering or be sustained in the future. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financing.

If any person or entity controls 5% or more of our common stock and such person has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring such common stock, we will have broad powers to remedy such violation.

As owners of a Utah industrial bank, we are subject to banking regulations that require any entity that controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities, and any person or entity who controls 10% or more of our common stock must obtain the prior approval of federal banking regulators. A failure to comply with these requirements could result in sanctions, including the loss of our Utah industrial bank charter. Our certificate of incorporation will require that any entity intending to acquire 5% or more of our common stock or any person or entity intending to acquire 10% or more of our common stock obtain the prior approval of Utah and/or federal banking authorities, as applicable. We will require satisfactory evidence of such approvals within 10 days of any such transaction. If any purchaser fails to comply with these provisions, we may, at our option, declare any such holding null and void or voidable and exercise various other remedies including mandatory redemption and forced sales of such person’s shares.

Provisions in our charter documents, Delaware law and applicable banking law may delay or prevent our acquisition by a third party.

Our certificate of incorporation, by-laws and our rights plan will contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and “blank check” preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

In addition, because we own a Utah industrial bank, any purchaser of our common stock who would own 5% or more of our common stock after such purchase would be required to obtain the prior consent of Utah banking authorities and any purchaser of our common stock who would own 10% or more of our common stock would be required to obtain the consent of federal banking authorities prior to consummating any such acquisition. These regulatory requirements may preclude or delay the purchase of a relatively large ownership stake by certain potential investors.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Prior to the completion of this offering, our board of directors will approve the adoption of a stockholder rights plan, which will become effective upon completion of this offering. This plan will entitle our stockholders to acquire shares of our common stock at a price equal to 50% of the then current market value in limited circumstances when a third party acquires 15% or more of our outstanding common stock or announces its intent to commence a tender offer for at least

15% of our common stock, in each case, in a transaction that our board of directors does not approve. The existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors because, under these limited circumstances, all of our stockholders, other than the person or group that caused the rights to become exercisable, would become entitled to purchase shares of our common stock at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common stock in an acquisition.

You will be immediately diluted by $             per share of common stock you purchase in this offering.

The net tangible book value of our assets as of September 30, 2004, after giving effect to this offering and related transactions, was approximately $             million, or $             per share. Based on the book value of our tangible assets and liabilities and assuming an initial public offering price of $             per share, which represents the midpoint of the price range on the cover of this prospectus, you will experience an immediate dilution of $             for each share of common stock that you purchase in this offering.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include those listed under “Risk factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not undertake any obligation to update any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause results to differ materially from those indicated in such statements. We believe that these factors include, but are not limited to, the following:

•  volatility in fuel prices;

•  competition from existing competitors in our industry and from large financial institutions and major oil companies that have not traditionally focused on our business;

•  the loss of key strategic relationships;

•  decreased demand for fuel and other vehicle products and services and the effect of general economic conditions on the commercial activity of fleets;

•  our ability to rapidly implement new technology and systems;

•  our dependence on technology systems and electronic communications networks managed by third parties;

•  the credit risk of our customers;

•  changes in the governmental regulations relating to our bank subsidiary;

•  our ability to adequately protect the data we collect about our customers;

•  changes in interest rates;

•  changes in our key management;

•  our compliance with covenants in our revolving credit facility and term loan;

•  our ability to sustain or negotiate services currently provided by Cendant at reasonable costs;

•  liability incurred pursuant to the indemnification provisions of the transitional agreement with Cendant;

•  our payment to Cendant for tax benefits;

•  restrictions on ownership of our common stock imposed by banking regulations; and

•  changes in accounting policies.

Use of proceeds

We will not receive any proceeds from the sale of shares of common stock being offered by Cendant. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to us from the additional shares of common stock will be $             million. We expect to use any net proceeds from the exercise of the underwriters’ option for general corporate purposes.

Dividend policy

We have no present intention to pay regular dividends on our common stock. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal requirements and other factors as the board of directors deems relevant. We will depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our stockholders. Our wholly owned bank subsidiary’s ability to pay dividends, as well as our ability to pay dividends, is subject to regulatory and other constraints. See “Business—Regulation—Restrictions on dividends.” In addition, our new credit facility may limit our ability to pay dividends and we may in the future become subject to debt instruments or other agreements that further limit our ability to pay dividends. We have been, and until the completion of this offering will be, a wholly owned subsidiary of Cendant. We paid no dividends to Cendant in 2003 and $19.9 million of dividends to Cendant in the nine months ended September 30, 2004; however, such payments are not indicative of our future dividend policy.

Immediately prior to this offering, we will declare a special dividend to our sole stockholder, Cendant, in the amount of $             million.

Capitalization

The following table, which should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and the accompanying notes included elsewhere in this prospectus, sets forth the cash and cash equivalents and combined capitalization as of September 30, 2004 for:

•  Wright Express LLC and its consolidated subsidiaries and Wright Express Solutions and Technologies, LLC on an actual basis;

•  the Issuer on a pro forma basis to reflect the merger with and into Wright Express Holding Corporation; and

•  the Issuer on a pro forma as adjusted basis to also reflect:

•  a special dividend to Cendant in the amount of $             million, including the borrowing by us of $             million under a new term loan to fund a part of the cash portion of the special dividend; and

•  the issuance of     shares of common stock pursuant to          and          shares to our executive officers and other employees under our 2005 Equity and Incentive Plan as discussed elsewhere in this prospectus.

As of September 30, 2004 (in thousands)	Actual	Pro forma	Pro forma as adjusted
Cash and cash equivalents	$28,974	$	$

New indebtedness:
Revolving credit facility	—
Term loan	—

Member’s/stockholders’ equity:
Member’s contribution	182,379
Common stock; shares of common stock authorized; shares of common stock issued and outstanding	—
Additional capital	—
Retained earnings	92,962
Accumulated other comprehensive income	9

Total member’s/stockholders’ equity	275,350

Total capitalization	$275,350	$	$

Dilution

Purchasers of our common stock in this offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the offering price paid by the purchasers of our common stock exceeds the pro forma as adjusted net tangible book value per share of our common stock after the offering. Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding on the date the book value is determined.

At September 30, 2004, we had a net tangible book value of $137.9 million, or $             per share of common stock. After giving effect to adjustments relating to this offering as if they had occurred on September 30, 2004, our pro forma as adjusted net tangible book value at September 30, 2004 would have been $             million, or $             per share of common stock. To determine pro forma as adjusted net tangible book value per share, we adjusted the number of shares outstanding to give effect to the issuance of restricted common stock to our executive officers and other employees, which will occur on or about the closing date of this offering. We also adjusted the net tangible book value of our assets to give effect to the special dividend to Cendant.

The following table illustrates this per share dilution:

Initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2004	$
Decrease in pro forma net tangible book value per share resulting from the issuance of restricted common stock to our executive officers and other employees
Decrease in pro forma net tangible book value per share resulting from the special dividend to Cendant

Pro forma as adjusted net tangible book value per share at September 30, 2004

Dilution per share to new investors		$

The discussion and table above exclude              shares of common stock issuable upon the exercise of stock options that will be issued under our equity incentive plans on or about the closing date of this offering and              shares that will be available for future issuance under our equity incentive plans. To the extent that any of our outstanding options are exercised, there will be further dilution to new investors.

Selected historical combined financial data

Wright Express LLC and Wright Express Solutions and Technologies, LLC have been wholly owned subsidiaries of Cendant since March 2001. The following tables contain selected historical combined financial data of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the ten months ended December 31, 2001, for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and September 30, 2004. The tables also contain selected historical combined financial data of Wright Express LLC and Wright Express Solutions and Technologies, LLC when it was owned by Avis, the predecessor owner to Cendant, which are reflected at the historic cost basis of Avis as of and for the year ended December 31, 2000 and the two months ended February 28, 2001. The combined statement of income data and combined balance sheet data of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the ten months ended December 31, 2001 and for the years ended December 31, 2002 and 2003 have been derived from the audited combined financial statements. The combined statement of income data and combined balance sheet data as of and for the year ended December 31, 2000, the two months ended February 28, 2001, and the nine months ended September 30, 2003 and 2004 have been derived from our unaudited combined financial statements. In management’s opinion, the unaudited combined financial statements as of and for the nine months ended September 30, 2004 and 2003 have been prepared on substantially the same basis as the audited combined financial statements. Prior to the closing of this offering, Wright Express LLC will be merged with and into Wright Express Holding Corporation, our wholly owned subsidiary.

The combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of December 31, 2003 and 2002 for the years then ended, as well as, the ten-month period from March 1 to December 31, 2001 and Deloitte & Touche LLP’s audit report on these historical combined financial statements are included elsewhere in this prospectus. These financial statements may not be indicative of revenues, expenses, assets and liabilities that would have existed or resulted if Wright Express LLC and Wright Express Solutions and Technologies, LLC had operated independently of Cendant. The unaudited combined financial statements of Wright Express LLC and Wright Express Solutions and Technologies, LLC as of and for the year ended December 31, 2000 and the two month period from January 1, 2001 to February 28, 2001 are not included in this prospectus. These financial statements may not be indicative of revenues, expenses, assets and liabilities that would have existed or resulted if Wright Express LLC and Wright Express Solutions and Technologies, LLC had operated independently of Avis.

Historical results do not necessarily indicate results expected for any future period. The information below is qualified in its entirety by the detailed information included elsewhere in this prospectus and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operation,” “Business” and the combined financial statements and the accompanying notes included elsewhere in this prospectus.

	Owned by Cendant					Owned by predecessor
(in thousands, except per share, per gallon and per transaction data)	Nine months ended September 30,		Year ended December 31,		March 1 to December 31,	January 1 to February 28,	Year ended December 31,
	2004	2003	2003	2002	2001	2001	2000
Income statement data
Revenues:
Payment processing revenue	$94,875	$79,257	$105,263	$83,730	$65,715	$12,356	$69,655
Transaction processing revenue	13,871	12,339	16,490	11,945	9,833	1,735	10,024
Account servicing revenue	15,741	14,228	19,118	18,039	14,862	2,853	16,735
Finance fees	6,895	5,186	7,650	5,466	4,791	1,158	5,657
Other	7,342	6,142	8,418	7,421	7,760	1,099	8,034

Total revenues	138,724	117,152	156,939	126,601	102,961	19,201	110,105

Expenses:
Salary and other personnel	36,774	35,076	47,205	42,058	34,391	8,032	39,910
Service fees	6,802	7,458	9,661	5,092	3,331	879	5,672
Provision for credit losses	6,233	7,045	9,431	4,977	4,080	1,097	6,416
Depreciation and amortization	5,850	5,455	7,284	8,075	8,246	997	4,624
Operating interest expense	3,824	3,193	4,208	4,835	6,787	1,762	8,973
Operating interest income	(2,121)	(957)	(1,393)	(763)	—	—	—
Other	20,877	17,393	23,609	22,204	15,711	3,415	15,935

Total expenses	78,239	74,663	100,005	86,478	72,546	16,182	81,530

Income before income taxes	60,485	42,489	56,934	40,123	30,415	3,019	28,575
Provision for income taxes	23,528	16,655	22,294	15,702	13,547	1,156	7,093

Net income	$36,957	$25,834	$34,640	$24,421	$16,868	$1,863	$21,482

Pro forma earnings per share data
Earnings per common share, basic
Earnings per common share, diluted
Weighted average common shares outstanding, basic
Weighted average common shares outstanding, diluted

Other operating data
Net income margin(1)	27%	22%	22%	19%	16%	10%	20%
Number of transactions processed:
Payment processing transactions	108,496	99,400	133,206	119,215	87,797	16,222	86,742
Transaction processing transactions	44,847	41,582	55,866	54,673	45,555	8,919	53,233

Total transactions processed	153,343	140,982	189,072	173,888	133,352	25,141	139,975

Average expenditure per payment processing transaction	$35.00	$30.14	$29.98	$25.88	$27.57	$27.59	$28.72
Average price per gallon	$1.79	$1.57	$1.55	$1.35	$1.43	$1.50	$1.52
Average number of vehicles serviced	3,707	3,362	3,403	3,217	3,033	2,839	2,644
Total MasterCard purchase volume	$541,060	$418,776	$570,928	$375,165	$273,273	$36,404	$181,471

(1) Net income margin is defined as net income divided by total revenues.

	Owned by Cendant					Owned by predecessor
	As of September 30,		As of December 31,			As of February 28,	As of December 31,
(in thousands)	2004	2003	2003	2002	2001	2001	2000
Selected balance sheet data
Cash and cash equivalents	$28,974	$24,570	$22,134	$14,439	$13,598	$34,888	$10,048
Accounts receivable, net	454,133	352,794	302,317	250,272	207,320	266,491	288,422
Total assets	778,102	628,090	583,610	478,615	414,979	361,305	358,504
Accounts payable	211,648	158,716	125,666	102,126	102,329	126,780	116,851
Deposits and borrowed federal funds	197,772	161,750	115,784	109,918	82,278	120,687	140,891
Member’s equity	275,350	249,502	258,332	223,640	199,247	70,999	69,143

Unaudited pro forma combined financial statements

You should read the pro forma combined financial statements presented below in conjunction with the information under “Management’s discussion and analysis of financial condition and results of operations,” “Business” and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus.

The pro forma combined statements of income for the year ended December 31, 2003 and the nine months ended September 30, 2004 are unaudited and have been derived from our historical combined financial statements adjusted to give effect to the initial public offering and the related transactions described in the accompanying notes to the unaudited pro forma combined financial statements, as if they had occurred on January 1, 2003 with respect to the pro forma combined statements of income and as of September 30, 2004, respectively, with respect to the pro forma combined balance sheets. The unaudited pro forma combined financial statements are based upon available information and assumptions that we believe are reasonable. These pro forma combined financial statements are not necessarily indicative of the results of future operations or the actual results that would have been achieved had the transactions occurred on the dates indicated.

Unaudited pro forma combined statement of income

Nine months ended September 30, 2004 (in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted
Revenues:
Payment processing revenue	$94,875	$	$
Transaction processing revenue	13,871
Account servicing revenue	15,741
Finance fees	6,895
Other	7,342

Total revenues	138,724

Expenses:
Salary and other personnel(1)	36,774
Service fees	6,802
Provision for credit losses	6,233
Depreciation and amortization	5,850
Operating interest expense	3,824
Operating interest income	(2,121)
Financing interest expense(2)	—
Other(1)	20,877

Total expenses	78,239

Income before income taxes	60,485
Provision for income taxes(3)	23,528

Net income	$36,957	$	$

Earnings per common share, basic
Earnings per common share, diluted
Weighted average common shares outstanding, basic(4)
Weighted average common shares outstanding, diluted(4)

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited pro forma combined balance sheet

As of September 30, 2004 (in thousands)	Actual	Pro forma	Pro forma as adjusted
Assets
Cash and cash equivalents(5)	$28,974	$	$
Accounts receivable, net	454,133
Due from related parties(5)	97,501
Available-for-sale securities, at fair value	17,869
Deferred income taxes(6)
Property, equipment and capitalized software, net	35,222
Goodwill and intangible assets, net	137,468
Other assets	6,935

Total assets	$778,102	$	$

Liabilities and member’s equity
Accounts payable	$211,648	$	$
Accrued expenses	11,281
Deposits	160,746
Borrowed federal funds	37,026
Deferred income taxes	327
Other liabilities	525
Long-term debt(2)	—
Due to related parties(6)(7)	81,199

Total liabilities	502,752

Member’s equity(8):
Member’s contribution	182,379
Common stock; shares of common stock authorized; shares of common stock issued and outstanding(9)	—
Additional capital(5)(9)	—
Retained earnings(5)	92,962
Accumulated other comprehensive income	9

Total member’s/stockholders’ equity	275,350

Total liabilities and member’s/stockholders’ equity	$778,102	$	$

See accompanying notes to unaudited pro forma combined financial statements.

Unaudited pro forma combined statement of income

Year ended December 31, 2003 (in thousands, except per share data)	Actual (audited)	Pro forma	Pro forma as adjusted
Revenues:
Payment processing revenue	$105,263	$	$
Transaction processing revenue	16,490
Account servicing revenue	19,118
Finance fees	7,650
Other	8,418

Total revenues	156,939

Expenses:
Salary and other personnel(1)	47,205
Service fees	9,661
Provision for credit losses	9,431
Depreciation and amortization	7,284
Operating interest expense	4,208
Operating interest income	(1,393)
Financing interest expense(2)	—
Other(1)	23,609

Total expenses	100,005

Income before income taxes(3)	56,934
Provision for income taxes	22,294

Net income	$34,640	$	$

Earnings per common share, basic
Earnings per common share, diluted
Weighted average common shares outstanding, basic(4)
Weighted average common shares outstanding, diluted(4)

See accompanying notes to unaudited pro forma combined financial statements.

Notes to unaudited pro forma combined financial statements:

(1) Reflects adjustments to include incremental costs that we expect to incur as a result of becoming a public company and our separation from Cendant. The adjustments include costs related to directors and officers and other insurance, stock based compensation pursuant to new options to be granted immediately following the offering that will vest over a four year period, employment agreements and other costs associated with being a separate public company.

(2) Reflects adjustments to give effect to interest expense and principal amount outstanding for the new $           million term loan to be entered into concurrently with the closing of this offering and the amortization of deferred financing costs. Assumes an average annual interest rate for the term loan of         % for the nine months ended September 30, 2004 and         % for the year ended December 31, 2003.

(3) Reflects adjustments to give effect to income taxes related to the pro forma adjustments recorded at the statutory tax rate of 38.9% and 39.2% for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively.

(4) Basic and diluted weighted average shares outstanding gives effect to the issuance of              shares of common stock in exchange for Cendant equity awards held by our executive officers and employees. Diluted weighted average shares outstanding also gives effect to the issuance of          shares of common stock pursuant to          and to purchase shares of our common stock.

(5) Reflects an adjustment to give effect to a special dividend to be paid to Cendant in the amount of $             million. The $             million cash portion of the special dividend will be funded from the net proceeds of a term loan and excess cash on hand. The remaining $             million reflects the cancellation of a receivable due from Cendant.

(6) Reflects the adjustment to give effect to the tax receivable agreement with Cendant.

(7) Reflects the repayment of amounts due to related parties.

(8) Reflects the merger of Wright Express LLC with and into Wright Express Holding Corporation.

(9) Reflects an adjustment to give effect to the issuance of              shares of common stock in this offering and in exchange for Cendant equity awards held by our executive officers and employees, including the related income tax benefit.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include those described in “Risk factors” and elsewhere in this prospectus.

Overview

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at more than 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 40,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 87 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies. We have been owned by Cendant since March 1, 2001 when we were acquired as part of Cendant’s purchase of Avis.

We earn the following types of revenues:

•  Payment processing revenue: We earn payment processing revenue for transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets which comprised 67% and 66% of our total revenues during 2003 and 2002, respectively. We estimate that approximately 85% of payment processing revenue during 2003 was based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network, which is credited to us by the fuel or vehicle maintenance provider, as applicable. The remainder was based on a fixed fee per transaction. We also earn payment processing revenue from our MasterCard product.

•  Transaction processing revenue: Transaction processing revenue, which is primarily based on a fixed fee per transaction, comprised 11% and 10% of our total revenues during 2003 and 2002, respectively. We do not make payments to fuel and maintenance providers on behalf of fleets for most of the transactions on which we earn transaction processing revenue.

•  Account servicing revenue: We earn account servicing revenue by assessing monthly account servicing fees, which are based on the number of vehicles in a fleet for which we provide proprietary reporting services and monthly reports. Account servicing revenue comprised 12% and 14% of our total revenues during 2003 and 2002, respectively.

•  Finance fees: We assess finance fees to our customers and the customers of our strategic relationships with overdue balances. Finance fees comprised 5% and 4% of our total revenues during 2003 and 2002, respectively.

•  Other revenue: Other revenue includes fees from providing ancillary services, such as consulting and information services and marketing services to customers, strategic relationships and other companies related to the fleet payment processing industry. In addition, other revenue includes investment income. Other revenue comprised 5% and 6% of our total revenues during 2003 and 2002, respectively.

Our revenues are primarily affected by the number of transactions we process and the average expenditure per payment processing transaction.

The following table sets forth our key operating statistics for the periods presented below:

(in thousands, except per transaction and per gallon data)	Nine months ended September 30,		Year ended December 31,		Ten months ended December 31,
	2004	2003	2003	2002	2001
Number of transactions:
Payment processing transactions	108,496	99,400	133,206	119,215	87,797
Transaction processing transactions	44,847	41,582	55,866	54,673	45,555

Total transactions processed	153,343	140,982	189,072	173,888	133,352

Average expenditure per payment processing transaction	$35.00	$30.14	$29.98	$25.88	$27.57
Average price per gallon of fuel	$1.79	$1.57	$1.55	$1.35	$1.43
Average number of vehicles	3,707	3,362	3,403	3,217	3,033
Total MasterCard purchase volume	$541,060	$418,776	$570,928	$375,165	$273,273

The following table reflects percentage changes in our key operating statistics for the periods presented below:

	% change nine months ended September 30, 2003 to nine months ended September 30, 2004	% change year ended December 31, 2002 to year ended December 31, 2003
Number of transactions:
Payment processing transactions	9%	12%
Transaction processing transactions	8	2

Total transactions processed	9	9

Average expenditure per payment processing transaction	16	16
Average price per gallon of fuel	14	15
Average number of vehicles	10	6
Total MasterCard purchase volume	29	52

Variable costs associated with revenue include provision for credit losses, interest expense incurred to fund our accounts receivable and operational costs directly related to processing transactions.

The largest component of our fixed costs is the salaries and other costs related to our approximately 610 employees, who are primarily located in our corporate headquarters in South

Portland, Maine and our bank facility located in Salt Lake City, Utah. Our sales force is positioned in strategic locations throughout the United States. Our remaining fixed costs consist primarily of expenses related to our technology platform and expenses related to servicing the transactions we process and providing customer support.

Trends that have affected our results of operations

In reading our combined financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance:

•  Fuel prices: Approximately 61% of total revenues in 2003 was derived from processing transactions for the purchase of fuel. Changes in retail fuel prices closely correlate with the average customer expenditure per payment processing transaction, which directly affects our revenues and net income. Because fuel is a required commodity for most vehicle fleets, our transaction volumes have not historically been significantly affected by changes in retail fuel prices. Although we expect the number of fuel transactions we process and the average number of gallons per transaction to continue to increase over time, we cannot predict changes in retail fuel prices.

•  Interest rates: We fund our accounts receivables by raising deposits and borrowing federal funds, on which we pay interest. Changes in short-term interest rates will affect the rate we pay on these borrowings and, accordingly, our earnings.

•  Credit losses: Changes in economic conditions may impact the credit losses we may recognize on our accounts receivable, thereby affecting our earnings.

•  Competition: Our industry has become increasingly competitive. We anticipate this competition may create downward pricing pressure, and, as a result, we may experience lower fees collected for similar services. We intend to offset some of this pressure through enhanced product and service offerings.

Results of operations

Nine months ended September 30, 2004 as compared to nine months ended September 30, 2003

We processed 153.3 million transactions in the nine months ended September 30, 2004, an increase of 9% from 141.0 million transactions processed in the comparable period in 2003. We experienced an increase in the number of transactions we processed, primarily due to an increase in the average number of vehicles for which we provide services, which grew 10% to 3.7 million for the nine months ended September 30, 2004 from 3.4 million in the comparable period in 2003. The increase in vehicles resulted from a combination of a net increase in the average number of fleets for which we provided services to 270,000 in the 2004 period from 226,000 in the comparable period in 2003. A portion of these increases were due to the addition of a new strategic relationship and the expansion of an existing strategic relationship.

Payment processing revenue: Payment processing revenue was $94.9 million in the nine months ended September 30, 2004, an increase of 20% from $79.3 million in the comparable period in 2003. This increase was driven by a 9% increase in the number of payment processing transactions to 108.5 million for the nine months ended September 30, 2004 from 99.4 million for the comparable period in 2003, and a 16% increase in the average expenditure per payment processing transaction. The average expenditure per payment processing transaction was $35.00 for the nine months ended September 30, 2004, up from $30.14 for the comparable period in 2003. This increase was primarily driven by a 14% increase in the average price per gallon of fuel to $1.79 for the nine months ended September 30, 2004 from $1.57 for the comparable period in 2003, with the remainder resulting from growth in the average number of gallons purchased per transaction.

Transaction processing revenue: Transaction processing revenue was $13.9 million in the nine months ended September 30, 2004, an increase of 12% from $12.3 million in the comparable period in 2003. This increase was driven by the number of transaction processing transactions in the nine months ended September 30, 2004, which grew 8% to 44.8 million from 41.6 million during the comparable period in 2003. Transaction processing volume growth was largely due to the addition of a new strategic relationship which began in August 2003 and the expansion of existing relationships to encompass additional vehicles, resulting in a 101,000 increase in the average number of vehicles for which we provided services for the nine months ended September 30, 2004.

Account servicing revenue: Account servicing revenue was $15.7 million in the nine months ended September 30, 2004, an increase of 11% from $14.2 million in the comparable period in 2003. This increase was primarily due to an increase in the average number of vehicles for which we provided services.

Finance fees: Finance fees were $6.9 million in the nine months ended September 30, 2004, an increase of 33% from $5.2 million in the comparable period in 2003. This increase was due to a change in how finance fees were assessed beginning in July 2003. Effective July 2003, we began to assess finance fees on the average daily balances for the month once an account became past due. Prior to July 2003, we assessed finance fees only on past-due balances.

Other revenue: Other revenue was $7.3 million in the nine months ended September 30, 2004, an increase of 20% from $6.1 million in the comparable period in 2003. Marketing fees increased $0.6 million due to an increase in the number of strategic relationships for which we collected marketing fees during the 2004 period. We received $0.5 million of revenue from MasterCard for attaining targeted purchase volume levels in 2004 and received no such revenue in the comparable period in 2003. Investment income on our available-for-sale securities represented an increase of $0.3 million in the 2004 period from the comparable 2003 period.

Salary and other personnel: Salary and other personnel expenses were $36.8 million in the nine months ended September 30, 2004, an increase of 5% from $35.1 million in the comparable period in 2003. Total salaries and other personnel expenses remained relatively constant for the comparable periods. We capitalize salary and related costs associated with the development of proprietary software and the increase in salary and other personnel expenses in the 2004 period primarily reflects a decrease in the amount of these costs that were capitalized. Capitalized payroll was $1.7 million in the 2004 period, a decrease of $2.3 million from $3.9 million for the comparable 2003 period. The decrease in capitalized payroll costs reflects a reduction in software development as our upgraded technology platform nears completion. In addition, salaries paid to employees for merit increased $0.4 million for the 2004 period, offset by a reduction in amounts paid to outside contractors of $1.1 million. As we continue to near the completion of current projects to update our technology, we would expect an increase in related salaries and other personnel expenses which cannot be capitalized.

Service fees: Our service fees were $6.8 million for the nine months ended September 30, 2004, a decrease of 9% from $7.5 million for the comparable period in 2003. The decrease in service fees was due to a reduction of $1.1 million in fees paid to a broker in connection with our MasterCard product. During May 2003, a contract amendment effectively terminated these fees. Partially offsetting this reduction was a $0.4 million increase in costs associated with processing MasterCard transactions due to increased transaction volume and a $0.3 million increase in audit fees.

Provision for credit losses: Our provision for credit losses was $6.2 million for the nine months ended September 30, 2004, a decrease of 12% from $7.0 million for the comparable period in 2003. This decrease resulted from a $2.2 million decline in charge-offs of delinquent accounts in the 2004 period, offset by a $1.5 million increase due to higher accounts receivable balances at September 30, 2004 and a decrease in MasterCard credit losses of $0.3 million.

Depreciation and amortization: Our depreciation and amortization was $5.9 million for the nine months ended September 30, 2004, an increase of 7% from $5.5 million for the comparable period in 2003. As we near completion of our updated technology platform and place more of this new technology into operation, we expect that our depreciation and amortization expense will increase in future periods.

Interest expense, net: Our interest expense, net of interest income, was $1.7 million for the nine months ended September 30, 2004, a decrease of 24% from $2.2 million for the comparable period in 2003. This decrease was due to increased interest income on related-party receivables. Following this offering, we expect higher financing interest expense due to new indebtedness to be raised concurrently with the closing of this offering and lower interest income due to the elimination of related-party receivables, as reflected in our pro forma financial statements presented elsewhere in this prospectus. We also expect to have higher operating interest expense due to a decrease in excess capital at our bank subsidiary, resulting in an increase in the issuance of certificates of deposit.

All other expenses: All of our other expenses were $20.9 million for the nine months ended September 30, 2004, an increase of 20% from $17.4 million for the comparable period in 2003. This increase resulted from a $1.6 million increase in technology leasing and support expenses and a $0.7 million increase in occupancy and equipment costs, in each case, primarily associated with our updated technology platform. We also experienced a $0.3 million increase in postage and shipping costs.

Provision for income taxes: Our effective tax rate, which remained relatively constant, was 38.9% and 39.2% for the periods ended September 30, 2004 and 2003, respectively.

Year ended December 31, 2003 as compared with year ended December 31, 2002

We processed 189.1 million transactions in 2003, an increase of 9% from 173.9 million transactions processed in 2002. We experienced an increase in the number of transactions we processed, primarily due to an increase in the average number of vehicles for which we provided services, which grew 6% to 3.4 million in 2003 from 3.2 million in 2002. The increase in vehicles resulted from a combination of a net increase in the average number of fleets for which we provided services from 202,000 in 2002 to 236,000 in 2003 and increases in the number of vehicles in existing fleets, primarily due to an expansion of an existing strategic relationship in 2003.

Payment processing revenue: Payment processing revenue was $105.3 million in 2003, an increase of 26% from $83.7 million in 2002. This increase was driven by a 12% increase in the number of payment processing transactions to 133.2 million from 119.2 million in 2002, and a 16% increase in the average expenditure per payment processing transaction. The average expenditure per payment processing transaction was $29.98 in 2003, up from $25.88 in 2002. This increase was primarily driven by a 15% increase in the average price of fuel to $1.55 from $1.35 for 2002, with the remainder resulting from growth in the average number of gallons per transaction. Payment processing revenue also increased $1.3 million from increased expenditures on our MasterCard charge cards and $0.6 million as a result of the launch of our stored value card product.

Transaction processing revenue: Transaction processing revenue was $16.5 million in 2003, an increase of 38% from $11.9 million in 2002. This increase was driven by the number of transaction processing transactions in 2003, which grew 2% to 55.9 million from 54.7 million in 2002, due to the addition of a new strategic relationship which began in August 2003, resulting in an increase of 92,000 average vehicles for which we provided services for the last five months of 2003. We also experienced a significant increase in our average revenue per transaction processing transaction during 2003. This increase was due to a one-time payment of $1.0 million received from an existing strategic relationship due to contractual changes effected in April 2003, which included a higher average transaction fee that was retroactively applied to all transactions associated with this relationship for the preceding 12 months. We were able to negotiate a higher average transaction fee with this strategic relationship due to the service-intensive nature of this company and its fleet customers. However, there are no other fees, such as account servicing and finance fees, associated with this company as there are with most others. In addition, we began offering our stored value card product in 2003, which contributed $1.5 million to transaction processing revenue.

Account servicing revenue: Account servicing revenue was $19.1 million in 2003, an increase of 6% from $18.0 million in 2002. This increase was primarily due to an increase in the average number of vehicles for which we provided services.

Finance fees: Finance fees were $7.7 million in 2003, an increase of 40% from $5.5 million in 2002. This increase was due to a change in how finance fees were assessed beginning in July 2003. Effective July 2003, we began to assess finance fees on the average daily balances for the month once an account became past due. Prior to July 2003, we assessed finance fees on past-due balances only.

Other revenue: Other revenue was $8.4 million in 2003, an increase of 13% from $7.4 million in 2002. Marketing fees increased $0.3 million due to an increase in the number of fleets for which we collected marketing fees during the 2003 period. In addition, ancillary fees increased by $0.7 million in 2003 as compared to the prior year.

Salary and other personnel: Salary and other personnel expenses were $47.2 million in 2003, an increase of 12% from $42.1 million in 2002. This increase was primarily due to one-time retention payments and long-term incentive agreements made with key employees of $1.3 million, raises to existing employees and salaries for new employees of $1.7 million, higher benefit costs of $1.0 million and additional usage of contractors of $1.3 million to meet the short-term resource needs related to our new technology project.

Service fees: Our service fees were $9.7 million in 2003, an increase of 90% from $5.1 million in 2002. The increase was due to $3.1 million of service fees primarily related to the launch of our stored value card product.

Provision for credit losses: Our provision for credit losses was $9.4 million, an increase of $4.5 million from $5.0 million in 2002. This increase was comprised of a $1.1 million increase due to higher accounts receivable balances in 2003, a $1.9 million increase due to higher net charge-offs in 2003 and a $1.4 million increase due to increased purchase volume on our MasterCard products.

Depreciation and amortization: Our depreciation and amortization was $7.3 million in 2003, a decrease of 10% from $8.1 million in 2002. This decrease was primarily due to intangibles whose amortizable lives ended June 2002.

Interest expense, net: Our interest expense, net of interest income, was $2.8 million in 2003, a decrease of 31% from $4.1 million in 2002. This decrease was due to increased income on related-party receivables and a decrease in our average interest rate on deposits and borrowed federal funds of approximately 1.15%. Following this offering, we expect higher financing interest expense, due to new indebtedness raised concurrently with the closing of this offering and lower interest income due to the elimination of related-party receivables, as reflected in our pro forma financial statements presented elsewhere in this prospectus. We also expect to have higher operating interest expense due to a decrease in excess capital at our bank subsidiary, resulting in an increase in the issuance of certificates of deposit.

All other expenses: All of our other expenses were $23.6 million in 2003, an increase of 6% from $22.2 million in 2002. The largest component of this increase was a $0.6 million increase in technology leasing and support expenses associated with our upgraded technology platform. In addition, we incurred increased expenses pertaining to postage and shipping, occupancy and equipment and for marketing campaigns.

Provision for income taxes: Our effective tax rate, which remained relatively constant for 2003 and 2002, was 39.2% and 39.1%, respectively.

Year ended December 31, 2002 as compared with ten months ended December 31, 2001

We processed 173.9 million transactions in 2002, an increase of 30% from 133.4 million transactions over the ten months ended December 31, 2001. Our increase in transactions processed is primarily due to an increase in the average number of vehicles for which we provided services, which grew 6% to 3.2 million in 2002 from 3.0 million over the ten months ended December 31, 2001. This increase in the average number of vehicles was due to the addition of 7,373 new customers signed by our sales force as well as the additional two months in the 2002 reporting period. The average dollar amount of each payment processing transaction decreased by 6% driven by the 6% decrease in the average price of fuel.

Payment processing revenue: Payment processing revenue was $83.7 million in 2002, an increase of 27% from $65.7 million over the ten months ended December 31, 2001. This increase was driven by a 36% increase in the number of payment processing transactions to 119.2 million in 2002 from 87.8 million over the ten months ended December 31, 2001. Also contributing to the increase is the additional two months in the 2002 reporting period compared to the 2001 period. The average payment processing revenue per transaction decreased 6% due primarily to a decrease in the average price of fuel of 6% to $1.35 from $1.43. Payment processing revenue also increased $1.4 million from the increased purchase volume on the MasterCard charge card products.

Transaction processing revenue: Transaction processing revenue was $11.9 million in 2002, an increase of 21% to from $9.8 million in the ten months ended December 31, 2001. This increase was driven by the number of transaction processing transactions in 2002, which grew 20% to 54.7 million from 45.6 million over the ten months ended December 31, 2001.

Account servicing revenue: Account servicing revenue was $18.0 million in 2002, an increase of 21% from $14.9 million in the ten months ended December 31, 2001. This increase was primarily due to an increase in the average number of vehicles for which we provided services and the additional two months in the 2002 reporting period.

Finance fees: Finance fees were $5.5 million in 2002, an increase of 14% from $4.8 million in the ten month period ended December 31, 2001. This increase was due to the additional two months in the 2002 reporting period and a larger average accounts receivable base during 2002.

Other revenue: Other revenue was $7.4 million in the year ended December 31, 2002, a decrease of 4% from $7.8 million in the ten-month period ended December 31, 2001.

Salary and other personnel: Salary and other personnel expenses were $42.1 million in 2002, an increase of 22% from $34.4 million over the ten months ended December 31, 2001. This increase was due to an additional two months in the 2002 reporting period.

Service fees: The majority of the increase in service fees is due to an additional two months in the 2002 reporting period. In addition, the fees related to MasterCard processing increased as transaction volume increased.

Provision for credit losses: Our provision for credit losses increased $0.9 million in 2002 over the ten months ended December 31, 2001, primarily resulting from higher charge-offs of delinquent accounts of $1.0 million, offset by $0.1 million due to lower accounts receivable balances in the 2002 period.

Depreciation and amortization: Our depreciation and amortization was $8.1 million in 2002, a decrease of 2% from $8.2 million over the ten months ended December 31, 2001. This decrease was due to the adoption of Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142) in 2002, which discontinued the amortization of goodwill and other intangible assets.

Interest expense, net: Our interest expense, net of interest income, was $4.1 million for the year ended December 31, 2002, a decrease of 40% from $6.8 million over the ten months ended December 31, 2001. This decrease was primarily due to the addition of two months to the reporting period in 2002 as well as a drop of 2.6% in our average interest rate.

All other expenses: All of our other expenses were $22.2 million in 2002, an increase of 41% from $15.7 million over the ten months ended December 31, 2001. Technology leasing and support expenses increased $1.7 million, primarily due to the additional two months in the 2002 reporting period as well as increased expenses related to new technology leasing and support and related maintenance contracts entered into as we began development of our updated technology platform. Occupancy and equipment expenses increased $1.7 million mainly due to the additional two months in the 2002 reporting period. In addition, we moved into a new corporate headquarters, which increased our rent by $1.2 million.

Provision for income taxes: Our effective tax rate was 39.1% for 2002 compared to 44.5% for the ten months ended December 31, 2001. This reduction primarily resulted from the adoption of SFAS No. 142 in 2002, which discontinued the amortization of goodwill and other intangible assets.

Financial condition

Our asset and liability account balances are correlated with retail fuel prices. Accordingly, an increase in fuel prices, such as the increase from December 2003 to September 2004, typically leads to higher balances of accounts receivable, accounts payable and deposits and borrowed federal funds. Due to differences in the timing of payments received by us from customers and payments remitted by us to fuel merchants, on any given balance sheet date, the impact of fuel price changes may have a disproportionate impact on changes to any of the aforementioned balances. However, over time these account balances tend to increase in relative proportion to each other as a result of fuel price and customer purchase volume changes.

Our financial condition at September 30, 2004 and December 31, 2003 is summarized below:

(in thousands)	September 30, 2004	December 31, 2003	Change
Assets
Cash and cash equivalents	$28,974	$22,134	$6,840
Accounts receivable, net	454,133	302,317	151,816
Due from related parties	97,501	63,087	34,414
Goodwill and intangible assets, net	137,468	137,468	—
All other assets	60,026	58,604	1,422

Total assets	$778,102	$583,610	$194,492

Liabilities and member’s equity
Accounts payable	$211,648	$125,666	$85,982
Accrued expenses	11,281	9,788	1,493
Deposits and borrowed federal funds	197,772	115,784	81,988
Due to related parties	81,199	72,476	8,723
All other liabilities	852	1,564	(712)

Total liabilities	502,752	325,278	177,474
Member’s equity	275,350	258,332	17,018

Total liabilities and member’s equity	$778,102	$583,610	$194,492

Total assets increased $194.5 million to $778.1 million as of September 30, 2004 from $583.6 million as of December 31, 2003. This increase was primarily due to growth of our accounts receivable, which increased $151.8 million, or 50%, primarily due to a 26% increase in the average price per gallon of fuel to $1.87 in September 2004 from $1.49 in December 2003 and a 14% increase in the daily average gallons of fuel funded for the same monthly periods. Due from related parties increased $34.4 million, due primarily to cash generated by our operations which is invested by our parent company. Other assets increased $1.4 million, which was primarily comprised of a $1.3 million increase in prepaid expenses.

Total liabilities increased $177.5 million to $502.8 million as of September 30, 2004 from $325.3 million as of December 31, 2003. This increase was primarily due to growth in accounts payable,

deposits and borrowed federal funds, which in the aggregate increased by $168.0 million related to the growth in our accounts receivable. Due to related parties increased $8.7 million, due to an increase of $23.5 million in taxes payable for our earnings in the nine months ended September 30, 2004, partially offset by the repayment of $20.0 million of related-party debt.

Member’s equity increased $17.0 million to $275.4 million as of September 30, 2004 from $258.3 million as of December 31, 2003, as a result of net income during the nine months ended September 30, 2004, offset by $19.9 million of dividends paid to Cendant for the same period.

Liquidity and capital resources

Our liquidity requirements have historically consisted, and we expect that they will continue to consist, of capital expenditures, working capital and business development expenses.

Operating requirements

We fund our operating requirements primarily through cash flows generated from our operations and the issuance of certificates of deposit, escrow deposits in the form of money market deposits, customer deposits and borrowed federal funds through our bank subsidiary. In addition, as discussed under “—New indebtedness” below, concurrently with the closing of this offering, we intend to enter into a             -year revolving credit facility that will provide for borrowings of up to $             million, which will be available to fund our operating requirements. We require cash to fund accounts receivable related to our payment processing transactions. For the nine months ended September 30, 2004, we funded customer transactions for an average of 26 days and made payments to merchants in an average of 12 days. Our operating requirements are significantly impacted by changes in fuel prices. Specifically, rising fuel prices will cause our accounts receivable balances to grow, adversely affecting the cash provided by operating activities, while decreasing fuel prices will have the opposite effect. Historically, we have not experienced shortfalls in funding our operating requirements.

Long-term funding requirements

We expect to fund the growth of our business through cash flow from financing activities. We expect to assess our financing alternatives periodically and access the capital markets opportunistically. If our existing resources are insufficient to satisfy our liquidity requirements, or if we enter into an acquisition or strategic arrangement with another company, we may need to sell additional equity or debt securities. Any sale of additional equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional public or private financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to delay, reduce the scope of, or eliminate one or more aspects of our business development activities, which could harm the growth of our business.

Our actual liquidity and capital funding requirements may depend on numerous factors, including:

•  regulatory requirements;

•  the extent to which our services gain increased acceptance and remain competitive; and

•  the costs and timing of acquisitions of complementary businesses.

New indebtedness

Concurrently with the closing of this offering, we intend to enter into a credit facility consisting of a     -year term loan in the amount of $             million and a     -year revolving credit facility that will provide for borrowings of up to $             million. The term loan and revolving credit facility will bear interest at floating rates tied to either the Prime rate or LIBOR.

The net proceeds from the term loan will be used to fund part of the cash portion of the special dividend to Cendant. The purpose of the special dividend is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in us through this offering. Borrowings under the credit facility will be available for general corporate purposes, working capital and potential acquisitions.

Our new credit facility will contain various financial covenants requiring us to maintain certain financial ratios. In addition, the credit facility will contain various customary restrictive covenants that will limit our and our subsidiaries’ ability to, among other things, (i) incur additional indebtedness or guarantees, (ii) create liens or other encumbrances on our property, (iii) enter into a merger or similar transaction, (iv) sell or transfer any of our property except in the ordinary course of business and (v) pay dividends and make other restricted payments.

Cash flows

The following table summarizes our cash flow activities for the nine months ended September 30, 2004 and 2003, respectively:

Nine months ended September 30,
(in thousands)	2004	2003	Change
Cash provided by (used in):
Operating activities	$(29,044)	$(15,371)	$(13,673)
Investing activities	(6,180)	(26,330)	20,150
Financing activities	42,064	51,832	(9,768)

Net change in cash and cash equivalents	$6,840	$10,131	$(3,291)

Our operating activities required net cash of $29.0 million for the nine months ended September 30, 2004, an increase of $13.7 million from the required net cash of $15.4 million for the comparable period in 2003. This increase in net cash required was primarily due to an increase in our accounts receivable balance, partially offset by an increase in our accounts payable balance. Growth in accounts receivable was primarily a result of growth in our payment processing transaction volume. Our accounts receivable growth required cash of $158.0 million for the nine months ended September 30, 2004, an increase of $48.5 million from required cash of $109.6 million for the nine months ended September 30, 2003. The net change in due to and due from related parties required cash of $5.7 million in the nine months ended September 30, 2004, an increase of $8.2 million from cash of $2.5 million for the nine months ended September 30, 2003. These needs were partially offset by accounts payable, accrued expenses and other liabilities growth, which provided cash of $86.8 million for the nine months ended September 30, 2004, a $33.3 million increase from provided cash of $53.5 million for the nine months ended September 30, 2003. Also offsetting these needs was net income of $37.0 million for the nine months ended September 30, 2004, a $11.1 million increase from net income of $25.8 million for the nine months ended September 30, 2003.

Our investing activities required net cash of $6.2 million for the nine months ended September 30, 2004, a decrease of $20.2 million from the required net cash of $26.3 million for the nine months ended September 30, 2003. We invested $15.0 million in asset-backed securities during the nine months ended September 30, 2003 and made no such investment in the nine months ended September 30, 2004, which was the primary reason for this decrease. Also, investments in property and equipment, predominantly related to updating our technology infrastructure, decreased $2.9 million to $7.0 million for the nine months ended September 30, 2004 from $9.9 million for the nine months ended September 30, 2003.

Our financing activities provided net cash of $42.1 million for the nine months ended September 30, 2004, a decrease of $9.8 million from provided net cash of $51.8 million for the nine months ended September 30, 2003. The primary reason for this decrease in cash was due to our repayment of a $20.0 million line of credit due to a related party. This was offset by increases in our deposits and borrowed federal funds to fund the growth in our accounts receivable balance. Our deposits and borrowed federal funds provided cash of $82.0 million for the nine months ended September 30, 2004, an increase of $30.2 million from provided cash of $51.8 million for the nine months ended September 30, 2003. Partially offsetting this increase were dividends paid to Cendant of $19.9 million in the nine months ended September 30, 2004. We paid no dividends during the nine months ended September 30, 2003.

We expect that our capital expenditure requirements for 2005 will be consistent with 2004 capital expenditures. These expenditures will be used to further update our technology platform and the continued development and enhancement of our product offerings.

Separation from Cendant and related transactions

Concurrently with the closing of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent company and to govern our continuing relationship with Cendant. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to insurance, human resources and employee benefits, payroll, tax support, internal audit services, telecommunications services and information technology services. The transitional agreement will also contain agreements relating to indemnification, access to information and non-solicitation of employees.

The majority of the services to be covered in the transitional agreement will expire by         , with the exception of information technology services and telecommunication services, which will expire in          years and          years, respectively, from the date of this offering. We do not expect any of the services to be provided under these agreements to expire before         . Additionally, all of the services to be provided under the transitional agreement may be terminated by us, without penalty, upon not less than 30 days prior written notice to Cendant. For almost all services to be provided, Cendant does not have the ability to terminate the provision of the services prior to the expiration date.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the current cost allocation for the service. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of this offering. After the coverage limits contained in the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We intend to develop a plan to increase our own internal capabilities to reduce our reliance on Cendant for these services. We expect to incur a substantial increase in costs for the following services: insurance coverage (specifically directors and officers and errors and omissions coverage) and employee benefits. As part of this plan, we will expand our accounting and finance team and implement the necessary systems to manage the transition of these services and handle the additional responsibilities of operating as an independent public company. In addition, we will expand our capabilities in other functional areas such as human resources and legal to enable us to adequately support and provide the services which we have received historically from Cendant. We intend to identify completion dates in our transition plan that will coincide with the expiration dates for the services outlined in the transitional agreement. We intend to contract with a third party insurance broker to assist us in obtaining our insurance coverage and provide us with risk management services upon our separation from Cendant.

We expect that, as a result of this offering and related transactions, the tax basis of our tangible and intangible assets will be increased. We further expect that this increase in tax basis will reduce the amount of tax that we might otherwise be required to pay in the future. We intend to enter into a tax receivable agreement with Cendant that will provide for the payment by us to Cendant of 85% of the amount of cash savings, if any, in U.S. Federal income tax and state income tax that we actually realize as a result of this increase in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement, subject to repayment if it is determined that these savings should not have been available to us. While the actual amount and timing of payments under the tax receivable agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of our tangible and intangible assets, during the amortization period for such increased tax basis, the payments that may be made to Cendant could be substantial.

The following table reflects the estimates of additional costs associated with being an independent public company that are incremental to our historical costs and variations in costs resulting from our separation from Cendant, in each case, for the first full 12-month period following this offering:

(in thousands)
New costs of being a public company:
Insurance	$
Equity awards and equity compensation
Board of directors fees
Other

Total new costs of being a public company

Variation in cost from separating from Cendant:
Costs to be handled internally:
Staff additions to replace Cendant support(1)
Less: Cendant support historically allocated

Subtotal

Costs to be outsourced:
Services outsourced(2)
Less: Cendant support historically allocated

Subtotal

Total variation in cost from separating from Cendant

Estimated incremental support costs	$

(1) Includes hiring of new employees to replace historical Cendant support for corporate related functions such as finance, legal and human resources.

(2) Includes professional services outsourced to replace Cendant support for corporate related functions such as payroll.

Our public company costs will include incremental costs for equity awards, executive compensation, directors and officers and errors and omissions insurance, external audit fees and board of directors fees. The transitional services costs represent those services that we have historically received from Cendant, directly or through third party providers, which we will be required to provide upon the expiration of the terms of the services to be provided under the transitional agreement.

Our pro forma combined financial statements reflect additional costs such as recruiting fees for key personnel, software development fees for payroll, employee benefit interfaces and consulting fees for implementation of new systems to facilitate an orderly transition to being a public company. We expect to incur a substantial increase in costs for the following services required for our transition to being a public company: directors and officers and errors and omissions insurance coverage, external audit services and board of directors fees, which are collectively expected to be approximately $             million for the first full 12-month period following the offering. In addition, we will incur incremental costs (anticipated to be approximately $             million for the first full 12-month period following the offering) associated with equity awards that will be granted and increased compensation that will be paid to some of our officers.

You should refer to the “Certain relationships and related-party transactions” section of this prospectus and Note 11 to our audited combined financial statements for a description of these and other intercompany agreements and transactions between Cendant and us.

Dividend limitations and minimum capital requirements

Federal Reserve Board regulations may require Wright Express Financial Services Corporation, or FSC, our Utah industrial bank subsidiary, to maintain non-interest bearing reserve balances on certain deposits. No such reserves were required at September 30, 2004, December 31, 2003 or December 31, 2002.

FSC paid us $4.0 million in intercompany dividends in 2003. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest and taxes accrued or due from it and (ii) transferred to a surplus fund 10% of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100% of its capital stock. For purposes of these Utah dividend limitations, the bank’s capital stock is $5.3 million and its capital surplus exceeds 100% of capital stock.

Under regulations of the Federal Deposit Insurance Corporation, FSC may not pay any dividend if, following the payment of the dividend, FSC would be “undercapitalized”, as defined under the Federal Deposit Insurance Act and applicable regulations. For additional information about regulations affecting our bank subsidiary, see “Business—Regulation.”

Market risk

Historical fuel price sensitivity

The following tables set forth, based upon the historical number of transactions processed and number of gallons of fuel purchased during the periods shown and estimated hypothetical changes to historical fuel price per gallon for the entire periods shown, the sensitivity of our payment processing revenue, finance fees, interest expense, provision for credit losses and income before provision for income taxes to changes in fuel prices during the years ended December 31, 2003 and 2002. The amounts below do not reflect any other change in our financial results that may arise from management action taken in response to changes in fuel prices.

Year ended December 31, 2003	Price per gallon
	Decrease of			Increase of
(in millions, except per gallon price increases and decreases)	$0.30	$0.20	$0.10	$0.10	$0.20	$0.30
Increase (decrease) in payment processing revenue and finance fees	$(16.2)	$(10.8)	$(5.4)	$5.4	$10.8	$16.2
Decrease (increase) in operating interest expense and provision for credit losses	1.9	1.3	0.6	(0.6)	(1.3)	(1.9)
Decrease (increase) in provision for income taxes	5.6	3.7	1.9	(1.9)	(3.7)	(5.6)

Increase (decrease) in net income	$(8.7)	$(5.8)	$(2.9)	$2.9	$5.8	$8.7

Year ended December 31, 2002	Price per gallon
	Decrease of			Increase of
(in millions, except per gallon price increases and decreases)	$0.30	$0.20	$0.10	$0.10	$0.20	$0.30
Increase (decrease) in payment processing revenue and finance fees	$(14.8)	$(9.8)	$(4.9)	$4.9	$9.8	$14.8
Decrease (increase) in operating interest expense and provision for credit losses	1.8	1.2	0.6	(0.6)	(1.2)	(1.8)
Decrease (increase) in provision for income taxes	5.1	3.4	1.7	(1.7)	(3.4)	(5.1)

Increase (decrease) in net income	$(7.9)	$(5.2)	$(2.6)	$2.6	$5.2	$7.9

Use of derivatives

We regularly review hedging strategies to minimize financial impact due to volatility in fuel prices. Two strategies that are regularly analyzed by us are purchasing put options or executing collars, where we would purchase put options and sell call options. Historically, we have purchased put options to create a floor to protect against a declining fuel price market. We did not have derivatives in place at September 30, 2004. The cost of put options has historically been immaterial to our financial statements. Currently, we are analyzing both the purchase of put options or the execution of collars to limit the impact of fuel price volatility for 2005.

Concurrently with the closing of this offering, we intend to enter into a new credit facility that will bear interest at floating rates tied to either the Prime rate or LIBOR. Accordingly, we will be subject to short-term interest rate risk. Although we currently have no specific plan, in the future we may enter or be required by our lenders to enter into derivative transactions designed to mitigate the effects of changes in short-term interest rates.

Contractual obligations and off-balance sheet arrangements

Operating leases: We lease office space and office equipment under long-term operating leases, all of which are recorded in occupancy and equipment expenses. Under the terms of our lease agreement for our corporate offices entered into in May 2002, we pay a monthly fee of $102,000 covering 67,000 square feet of office space. This lease will expire in April 2012.

Extension of credit to customers: We have entered into commitments to extend credit in the normal course of business in order to meet the financing needs of our customers. Our exposure to loss in the event of nonperformance by the customer for commitments to extend credit is limited to the contractual amount of those instruments. We use the same credit policies in making commitments as we do for on balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer, providing there is no violation of any condition established in the contract. Since many of the commitments significantly exceed the normal accounts receivable from the customers, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. We had approximately $1.0 billion of commitments to extend credit at September 30, 2004.

Other contractual obligations: We have future cash obligations under various types of contracts. As discussed above we use borrowed federal funds and brokered certificates of deposits to fund our accounts receivable balances. The life for all borrowed federal funds and brokered certificates of deposits is 12 months or less. In addition, we lease office space and office equipment under long-term operating leases. The table below summarizes the dollar amounts of our future contractual obligations as of September 30, 2004 for the periods specified:

(in thousands)	Q4 2004	2005		2006		2007		2008		2009+		Total
Borrowings(1)	$—	$		$		$		$		$		$
Operating leases—facilities	517		2,067		2,067		1,241		1,688		4,089		11,669
Operating leases—equipment	713		2,485		2,134		1,009		—		—		6,341
Borrowed federal funds	37,026		—		—		—		—		—		37,026
Deposits	160,746		—		—		—		—		—		160,746

Total	$199,002		$4,552		$4,201		$2,250		$1,688		$4,089		$215,782

(1) Represents the aggregate principal amount that we expect to borrow and interest expense incurred under the term loan that we intend to enter into concurrently with the closing of this offering.

Application of critical accounting policies and estimates

Management’s discussion and analysis of financial condition and results of operations discusses our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of income and expenses during the reporting periods. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

Our significant accounting policies are summarized in Note 2 of the notes to the audited combined financial statements for the years ended December 31, 2003 and 2002 and for the ten-month period from March 1 to December 31, 2001. On an ongoing basis, we evaluate our estimates and judgments, particularly as they relate to accounting policies that we believe are most important to the portrayal of our financial condition and results of operations. We regard an accounting estimate or assumption underlying our financial statements to be most important to the portrayal of our financial condition and results of operations and therefore a “critical accounting estimate” where:

•  The nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•  The impact of the estimates and assumptions on our financial condition or operating performance is material.

Using these criteria, we have designated reserve for credit losses and goodwill and identifiable assets to be “critical accounting policies.”

Reserve for credit losses

Our reserve for credit losses relating to accounts receivable is established through a provision for credit losses on accounts receivables charged to expense and represents an amount deemed sufficient to absorb management’s estimate of probable credit losses. The reserve reflects management’s estimate of uncollectible balances resulting from credit and fraud losses and is based on an ongoing review of our outstanding accounts receivable balance, past loss experience and current economic conditions that may affect our customers’ and our strategic relationships’ customers’ abilities to pay. We use a 12-month rolling model of actual charge-off experience to estimate current losses. The model takes into account the amounts currently due and the age of the balances. In addition, it has been our past experience that at any point in time, outstanding accounts receivable includes uncollectible amounts approximating six months of charge-offs of delinquent account balances. It is our policy that at no time should the estimated reserve for credit loss be set below this level. We continue to monitor charge-offs through the use of this model to assure that this assumption continues to be true. If a change in customer payment patterns were to indicate that a change was needed to the methodology used to estimate the reserve for credit losses then we would update our model accordingly.

Accounts are charged against the reserves when determined to be uncollectible. When we are notified that a customer has filed for bankruptcy, we charge off any amounts owed immediately. Other accounts are charged off as information obtained by us indicates that payment by the customer is highly unlikely. Any account not charged off after 180 days of delinquency is charged off at that time unless there is a documented reason for delaying the charge-off.

While we believe we are using the best information available to establish the reserves, future adjustments to the reserves may become necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, review the reserve for credit losses. Such agencies may require us to recognize adjustments to the reserve based on judgments different from those of management. There have been no such differences in judgment for the periods presented in this document. The regulatory agencies have concurred with our estimates and the methodology used to arrive at those estimates.

Our reserve for credit losses requires management estimates. If the underlying assumptions differ from actual experience our net income could be significantly impacted. We have calculated the impact to our financial statements if the estimates of the rates associated with charging-off delinquent accounts differed from actual charge-off experience. Based upon the reserve for credit losses recorded at September 30, 2004, every 10% change in the charge-off rate, whether an increase or a decrease, would result in a change of approximately $295,000 in the expense recorded.

Goodwill and identifiable intangible assets

In connection with Statement of Financial Accounting Standards No. 142, or SFAS No. 142, we are required to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

We assess goodwill for such impairment by comparing the carrying value of the company to its estimated fair value, as there is currently only one reporting unit. When determining fair value, we utilized various assumptions including projections of future cash flows and incorporated assumptions we believed marketplace participants would utilize. When available, and as appropriate, we used comparative market multiples to corroborate the discounted cash flow results. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the respective carrying amount. In such event, we would then be required to record a charge, which would impact earnings.

Our amortizable intangible assets were tested for impairment based on the comparison of our undiscounted cash flows to the carrying amounts and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Indefinite-lived intangible assets were tested for impairment and written down to fair value, if necessary, as required by SFAS No. 142. During the periods presented in the accompanying combined financial statements, no intangible assets were determined to be impaired.

We will continue to review the carrying value of goodwill and identifiable intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. An adverse change to our business will impact our combined results and may result in an impairment of our goodwill or our identifiable intangible assets. The aggregate carrying value of our goodwill and identifiable intangible assets was approximately $137.5 million at December 31, 2003. See Note 6 to our audited combined financial statements for more information on goodwill.

Impact of recently issued accounting pronouncements

In March 2004, the Financial Accounting Standard Board (FASB) ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” Subsequently, in September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. We continue to assess the potential impact that the adoption of the proposed FSP could have on our financial statements.

Business

Overview

We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide fleets using our services with detailed transaction data, analysis tools and purchase control capabilities. We capture transaction data at more than 180,000 fuel and vehicle maintenance locations, including over 90% of the nation’s retail fuel locations and 40,000 vehicle maintenance locations. We market our services directly to businesses and government agencies with vehicle fleets, as well as through 87 strategic relationships with fleet management companies, automotive manufacturers, fuel retailers and other companies.

We collect a broad array of transaction information at the point of sale, including the amount of the expenditure, the identification of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. This data is captured through our network, which consists of fuel and maintenance locations utilizing our proprietary software. Our network is one of the largest of its kind, and we refer to it as a “closed” network because it is only accessible through the use of our fleet charge cards. Data collected through our network, together with our purchase controls, allows us to provide fleets with comprehensive information and analysis tools to effectively manage their vehicle fleets and control costs.

We maintain long-standing relationships with our customers and strategic relationships whose ongoing fuel requirements provide us with a recurring transaction base upon which we continue to grow our business. We currently process transactions for over 270,000 commercial and government vehicle fleets with more than 3.8 million vehicles. During the five-year period ended December 31, 2003, the number of transactions we processed for fleets grew at a compound annual rate of 16% to 189.1 million, while the aggregate dollar value of those transactions grew at a compound annual rate of 26% to $5.7 billion.

Our revenues are primarily affected by the number and dollar value of the transactions we process through our network. Depending on the nature of the products and services we provide to fleets, we earn payment processing revenue, transaction processing revenue and account servicing revenue.

•  Payment processing revenue is generated from transactions in which we process and make payments to fuel or maintenance providers on behalf of fleets. A majority of payment processing revenue is based on a percentage of the aggregate dollar amount of purchases made by fleet customers at fuel and vehicle maintenance locations on our network. We typically collect the total purchase price from the fleet within one month of the billing date.

•  Transaction processing revenue is typically generated from fixed fees we charge to some of our strategic relationships for each transaction we process and for which we generally do not make payment to fuel and vehicle maintenance providers on behalf of fleets.

•  Account servicing revenue is generated from recurring monthly account servicing fees paid by fleet customers and strategic relationships and is based on the number of vehicles for which we provide services.

In 2003, our revenues and net income were $156.9 million and $34.6 million, respectively, which represent five-year compound annual growth rates of 22% and 55%, respectively. For the nine months ended September 30, 2004, our revenues and net income were $138.7 million and $37.0 million, respectively.

Our history

We were incorporated in Delaware on November 17, 2004. Cendant is our sole stockholder. We currently have no material assets or liabilities. Wright Express LLC and Wright Express Solutions and Technologies, LLC currently own the operating assets described in this section and each is currently a wholly owned subsidiary of Cendant.

Wright Express LLC began operations in 1983 as Wright Express Corporation, a Maine corporation. In August 1985, Wright Express Corporation was reincorporated as a Delaware corporation. Safecard Services Inc. acquired Wright Express Corporation in September 1994. In June 1997, Wright Express Corporation was sold to CUC International, Inc., which subsequently merged into HFS Inc., with the resulting entity being Cendant Corporation. One month later, Wright Express Corporation incorporated Wright Express Financial Services Corporation in Utah, as its wholly owned banking subsidiary. In June 1999, Wright Express Corporation was acquired by Avis as part of its acquisition of PHH Holdings Corporation. Immediately prior to the acquisition by Avis, Wright Express Corporation was merged into Wright Express LLC, a wholly owned subsidiary of PHH Holdings Corporation. Wright Express Solutions and Technologies, LLC was formed as a Delaware limited liability company in March 2000. In March 2001, Avis and its holdings, including PHH Holdings Corporation and its subsidiary, Wright Express LLC, were sold to Cendant.

Prior to the consummation of this offering, Wright Express Solutions and Technologies, LLC will become a subsidiary of Wright Express LLC and Wright Express LLC will be merged with and into Wright Express Holding Corporation, a wholly owned subsidiary of the Issuer. Wright Express Holding Corporation will be the surviving corporation of this merger. As of the closing of this offering, our only material asset will be 100% of the equity in Wright Express Holding Corporation, our principal operating subsidiary, which will own all of the operations currently conducted by Wright Express LLC and Wright Express Solutions and Technologies, LLC. Cendant is selling its entire ownership stake in us in this offering.

Our industry segments

We segment the fleets for which we provide services by the number and type of vehicles in the fleet. While we target fleets of all sizes, the majority of the fleets for which we provide our services are comprised of medium trucks, vans and light trucks and automobiles. The following table shows the various segments of vehicle fleets in our industry.

Fleet size	Number of vehicles	Vehicle type	Gross vehicle weight
Small	Fewer than 25	Automobile	Not applicable
Mid-size	25 to 750	Vans and light trucks	1 – 2 tons
Large	Greater than 750	Medium trucks	3 – 5 tons
		Heavy trucks	6 – 8 tons

A significant portion of the mid-size and large fleet vehicle segment is controlled by fleet management companies, the top ten of which manage approximately 2.7 million vehicles according to Automotive Fleet Magazine. We maintain strategic relationships with eight of these companies through our co-branded marketing channel.

Our competitive strengths

We believe the following competitive strengths distinguish us in our industry:

•  Leading industry position. We are a leading provider of payment processing and information management services to the U.S. commercial and government vehicle fleet industry. We provide our services to over 270,000 commercial and government vehicle fleets with more than 3.8 million vehicles.

•  Broad “go-to-market” approach across our marketing channels. We have long-standing strategic relationships with 27 fleet management companies and automotive manufacturers, 26 fuel retailers and 34 fuel distributors, convenience store chains and bulk and mobile fuel providers. We believe that our sales strategy of utilizing both our own sales force of approximately 110 salespersons in collaboration with the more than approximately 470 salespersons of the companies with which we maintain strategic relationships provides us with an unparalleled approach to attract new customers nationwide.

•  Proprietary closed network of over 180,000 fuel and vehicle maintenance locations. Over the past 20 years, we have built a network of over 180,000 fuel and vehicle maintenance locations, with site acceptance at over 90% of the nation’s retail fuel locations and over 40,000 vehicle maintenance locations. We believe our network is one of the largest closed fuel and vehicle maintenance networks of its kind, which allows us to offer customers broad site acceptance. Our closed network also affords us access to a higher level of fleet-specific information and control than is widely available on the networks of MasterCard, Visa, American Express or Discover, which allows us to improve and refine the information reporting we provide to our fleet customers and strategic relationships.

•  Comprehensive information services, purchase controls and technology capabilities. We offer a superior, differentiated set of services to allow our customers and the customers of our strategic relationships to better manage their vehicle fleets.

•  Customized information services: We provide customized analysis and reporting on the efficiency of fleet vehicles and the purchasing behavior of fleet vehicle drivers. We make this data available to fleet customers through both traditional reporting services and sophisticated Internet-based data analysis tools.

•  Purchase controls: Our proprietary software facilitates our collection of information and affords us a high level of control and flexibility in allowing fleets to restrict purchases and delivering automated alerts.

•  Differentiated technology: Through our WEXOnline® Internet website, customers have access to account and purchase control management, data, reporting and analysis tools in order to better monitor and maintain fleets.

•  Highly scalable business model. We can expand our operations without proportionally increasing our support costs. Our business model is designed with the flexibility to support significant growth and drive economies of scale with relatively low incremental costs.

•  Superior customer service. We are focused on building strong relationships based upon established practices that continue to improve the quality of services that we provide. We actively manage these relationships through approximately 300 employees, who are focused on delivering high quality services. For the two years ended December 31, 2003, we experienced less than 3.0% annual voluntary attrition among fleets. In addition, our strategic relationships have worked with us for an average of six years.

•  Experienced senior management team. Our senior management team has an average of over 11 years of experience in the payment processing, information management, vehicle fleet or fuel industries, including an average of over six years with Wright Express. Our management team is led by Michael Dubyak, our President and Chief Executive Officer, who has worked at Wright Express for over 18 years. We believe the extensive experience and relationships of our senior management team have enabled us to cultivate the relationships necessary to maintain a leadership position in our industry.

Our growth strategies

We intend to pursue the following growth strategies:

•  Enhance our leadership position. We plan to enhance our industry position as a leading provider of payment processing and information management services to commercial and government fleets in the United States by continuing to deliver superior services to our customers. We will continue to refine our customer acquisition and retention efforts based on the information we collect in our proprietary database as well as continue to establish new strategic relationships.

•  Increase our penetration of the small fleet segment. We plan to increase our penetration into the small fleet segment. We believe the small fleet segment is large and under-penetrated by payment processing and information management services similar to ours. We plan to target small fleets through our affiliations with local fuel distributors who can market our services to their small fleet customers. In addition, we plan to increase the average expenditures per account by providing loyalty-based programs and by expanding the scope of our offerings, which have traditionally centered on fleet vehicles, to include broader business needs. We also believe these tailored product offerings will help us attract new small fleet customers while retaining existing small fleet customers and increasing their usage of our services. Finally, we will continue to focus on this segment through our sales force and by working with the sales forces of companies with which we maintain strategic relationships.

•  Expand our product and service offerings. We believe there are significant opportunities for us to expand our product and service offerings into other industry segments.

•  Our revenue from vehicle maintenance has not been significant historically. We plan to expand the Wright Express Service Network, which is the vehicle maintenance portion of our proprietary closed network, by increasing the number of vehicle maintenance providers that participate in our network. We also plan to extend the program to the customers of our private label strategic relationships and encourage the use of this program by our existing customers.

•  We have not historically focused on the heavy truck segment. We believe we can better penetrate this segment and achieve a higher share of fuel and vehicle maintenance expenditures by increasing our marketing efforts to heavy truck fleets. As part of this strategy, we market our payment processing and information management services directly to truck fleets through our heavy truck services program. Fleet truck drivers may use our heavy truck cards at over 7,000 truck stops and 43,000 retail diesel locations nationwide.

•  We have expanded, and intend to continue to expand, our product and services offerings to include other fueling sites, such as truckstops and private locations, as well as mobile fueling. This allows us to offer our total fuel management services to fleets with diversified fueling needs. We have built a network of the leading national bulk fuel providers as well as regional distributors to meet fleets’ bulk and mobile fuel needs at a local level. We process all fueling transactions, assist fleets in managing their various fuel costs and offer combined billing for the different vendors a fleet may use to provide these services.

•  We plan to market our fleet payment processing and information management services internationally by working with our existing strategic relationships and forming new strategic relationships with companies abroad.

•  Utilize our technology to continue to improve our information management services and reporting capabilities. We have invested, and will continue to invest, in updating our technology infrastructure in order to:

•  enhance our ability to capture additional data and enable fleets to have more control over purchases at the point of sale;

•  increase the speed and the degree of customization of the reporting we provide to customers;

•  enhance e-commerce capabilities to allow for online payments;

•  increase the scalability of our technology platform to help us better address the different data needs of customers and strategic relationships; and

•  broaden our capability to provide our services internationally.

•  Broaden our MasterCard product. We believe we can offer a differentiated charge card product to businesses in other industries that can utilize our information management services. In addition, we consider our corporate MasterCard charge card to be a beneficial supplement to our core product offering for fleets that need to make non-vehicle-related purchases. We plan to expand our MasterCard charge card product to increase our transaction processing volume in areas such as commercial travel and entertainment and purchasing.

Our proprietary closed network

Over the past 20 years, we have built a proprietary closed network of over 180,000 fuel and vehicle maintenance locations, which includes over 90% of the nation’s retail fuel locations and over 40,000 vehicle maintenance locations. Fuel retailers in our network include ExxonMobil Fuels Marketing Company, Chevron Products Company, ConocoPhillips Company and Citgo Petroleum Corporation.

The vehicle maintenance portion of our proprietary closed network, which we refer to as the Wright Express Service Network, fulfills fleets’ vehicle maintenance needs, such as roadside service and assistance, replacement tires, glass, brakes and mufflers, oil changes and car washes. Vehicle maintenance companies in our network include Jiffy Lube International, Inc., Sears, Roebuck and Co., Safelite Glass Corp. and The Valvoline Company. We plan to use our sales force to increase the number of vehicle maintenance providers in the Wright Express Service Network.

Sales and marketing

We market our payment processing and information management services to fleets through three primary channels: the direct channel, the co-branded channel and the private label channel. We have approximately 110 sales and marketing employees who interact with current and prospective customers and strategic relationships. Our sales and marketing efforts are driven by our experienced inside and outside sales forces and our marketing team, which has expertise in direct marketing, database analysis and marketing strategy and execution. Our inside sales force targets potential fleet customers by using direct mailings and making phone calls to fleets that have expressed interest in our services. In addition, our inside sales force answers calls from fleets that are responding to direct mailings and inquiries made through our website. Our outside sales teams are organized by territory and use face-to-face meetings, product demonstrations and materials provided by our marketing team to attract fleet customers. We also utilize industry tradeshows, advertising and other awareness campaigns to market our services.

By collecting and analyzing customer data for the past 20 years, we have created a detailed profile of representative fleet customers and have also developed a proprietary database that allows us to better market to the fleet industry. We provide market opportunity analyses, customer acquisition models and detailed marketing plans to our sales force and the sales forces of our strategic relationships.

Direct

In our direct channel, we market our services, branded with the Wright Express name, directly to commercial and government vehicle fleets, which allows us to have a direct relationship with our fleet customers. As of September 30, 2004, we had 60,000 fleet customers, including 21 state fleets, in our direct channel, with 1.4 million total vehicles.

The fleet customers in our direct channel include fleets of all sizes and vehicle segments. We use our inside sales force to attract small fleets, such as contracting, landscaping or plumbing businesses.

Our mid-size fleet customers are typically large regional businesses, such as dairies, beverage companies and grocery chains, that we market to by using our outside sales force.

Our large fleet customers are national and large regional fleets with 750 or more vehicles and include Bristol-Myers Squibb Company, Pepsi-Cola Metropolitan Bottling Company, Inc. and United Parcel Service of America, Inc. In marketing our services to these customers, we emphasize our ability to offer national site acceptance and a high level of customer service.

To attract and retain large fleet customers, we use both our outside sales force, which focuses on the acquisition of new business, and account managers who focus on servicing and growing revenue from existing large fleet customers.

Co-branded

In our co-branded channel, we market our services for and in collaboration with 27 fleet management companies and automotive manufacturers using both their and our brand names. These companies seek to offer our payment processing and information management services to their fleet customers as part of a larger package of fleet services that they provide.

We use this channel to reach the small, mid-size and large fleet customers of our co-branded relationships. We are able to expand the base of customers to whom we provide our services by combining the marketing and sales efforts of our own sales force, with the efforts of the sales forces of our co-branded relationships, which consist of, collectively, approximately 440 sales people.

We have offered co-branded programs since 1995, when we entered into our first co-branded relationship with GE Capital Fleet Services, which remains to this day. In most of our co-branded relationships, our interface and communications with customers are designed to present the look and feel of the co-branded company. Our co-branded strategic relationships include eight of the ten largest domestic fleet management companies, which collectively manage over 2.5 million vehicles, according to Automotive Fleet Magazine. These relationships include Automotive Rentals, Inc., Enterprise Leasing Inc., LeasePlan USA, Inc., PHH Vehicle Management Services, LLC and Wheels Inc. As of September 30, 2004, we serviced approximately 14,000 fleet customers for our co-branded relationships with approximately 1.1 million total vehicles. The majority of these customers primarily are mid-size and large fleets.

Private label

In our private label channel, we market our services for and in collaboration with 26 fuel retailers, using only their brand names. The fuel retailers with which we have formed strategic relationships offer our payment processing and information management services to their fleet customers in order to establish and enhance customer loyalty. These fleets use these services exclusively at the fuel locations of the fuel retailer with whom we have the private label relationship.

The customers in this channel are typically small businesses, such as contracting, landscaping or plumbing businesses, with small fleets. Their fleet drivers do not typically travel beyond a defined geographic area and are not unduly burdened by limiting their fuel purchases to the fuel locations of a particular fuel retailer within that area. We rely on the marketing efforts of our private label relationships to attract customers in this channel. However, many of these fuel retailers, such as Alon USA LP, Amerada Hess Corporation and Sheetz, Inc. also rely on our sales and marketing efforts.

We have offered private label programs since October 1986, when we entered into our first strategic relationship with a fuel retailer, which remains in place to this day. Our private label relationships include two of the largest North American oil companies as well as Amerada Hess Corporation, Gulf Oil Limited Partnership, QuikTrip Corporation and Sheetz, Inc. As of September 30, 2004, we serviced approximately 184,000 fleet customers for our private label relationships with approximately 1.3 million total vehicles.

Affinity program

As part of our strategy to increase our penetration of the small fleet segment, we have forged 34 relationships with fuel providers, convenience store chains and bulk and mobile fuel providers through our affinity program. Through this small but growing program, these companies can establish and enhance customer loyalty by offering our fleet charge card, co-branded with their logo and our logo, to their business customers that have small fleets in their area. Most of our strategic relationships in this program are with fuel providers that own more than one fuel location, which, in some cases, may be branded with the labels of different major oil companies or sell more than one brand of fuel at a location. Rather than provide fleet charge cards under the brands of each of the major fuel retailers, the strategic relationships provide the small fleet customer with a fleet charge card that can be used at all of the locations owned by the fuel provider.

In certain instances, the affinity relationship has fleet accounts that require broader acceptance than just at the relationship’s chain of locations. In these cases, we provide the ZipSelectTM program in which the affinity relationship has the ability to expand coverage to these fleet accounts while being able to lock out competitor locations within their fueling areas. The fuel providers in our affinity program market our services directly to their existing fleet customers, and we handle the transaction processing, funding, data collection and reporting, billing and customer service. We also rely on our sales force to attract small fleets to the affinity program. As of September 30, 2004, we serviced approximately 56,000 total vehicles for our affinity relationships.

Our products and services

The following chart depicts the steps in a typical transaction by a fleet customer purchasing fuel or other products or services at a fuel or vehicle maintenance location on our network:

Payment processing. In a payment processing transaction, we pay the purchase price for the fleet customer’s transaction, less our payment processing fees, to the fuel or vehicle maintenance provider, and we collect the total purchase price from the fleet customer, typically within one month from the billing date. Payment processing fees are typically based on a percentage of the aggregate dollar amount of the customer’s purchase. We provide short-term funding of the expenditure for transactions made for fleet customers in our direct channel and certain fleet customers of our strategic relationships, which in 2003 accounted for 133.2 million payment processing transactions.

Transaction processing. In a transaction processing transaction, we earn a fixed fee per transaction and do not typically provide funding. Fleet customers of our strategic relationships conducted 55.9 million transaction processing transactions in 2003.

Information management. We capture purchase and transaction data at the point of sale. The basic information that we collect about the transaction includes purchase date and time, cost of purchase, fuel or vehicle maintenance provider information, vehicle identification, account number, line item detail on non-fuel purchases, fuel grade, cost per gallon and gallons purchased, and fuel or vehicle maintenance provider classification. We also collect data such as the odometer reading of the fleet vehicle and the driver identification number, which in our industry is referred to as Level III data. We process this data to provide customized information to customers through monthly vehicle analysis reports and our online website, WEXOnline®. These reports contain information about each transaction by driver and vehicle. We also flag any unusual transactions or transactions that fall outside of pre-established parameters in these reports. Through our website, customers can access their account information, including their account history and recent transactions, and download details concerning current and past transactions. They can quickly access, use and download this information to manage and track the usage and efficiency of their fleets’ vehicles, to monitor driver behavior and spending, to track maintenance schedules and to more effectively manage fleet costs. The reports we provide to customers help them reduce the amount of administrative time they spend in recording and monitoring expenses.

We also offer customers the following information management tools:

•  WEXIndex. We offer a monthly retail fuel price index publication, which includes state and metropolitan area reports and a newsletter on the market forces affecting retail fuel prices.

•  Fuel Price Mapping. Myfuelprices.com is a collaboration between us and a third party and was created to provide up-to-date fuel pricing at fuel stations to help direct drivers to low-cost fuel providers. By combining routing, mapping and up-to-date fuel data, Myfuelprices.com allows fleets to:

•   map a trip to optimize fueling options;

•   find and compare fuel prices in a specific zip code; and

•   view fuel price comparisons by geographic regions.

Security and control. We allow our customers and the customers of our strategic relationships to monitor and control their fleets’ expenditures. Through WEXOnline®, fleet managers can set pre-determined limits on the amount of money their drivers can charge, the frequency in which their drivers can purchase fuel, the type of products and services that their drivers can purchase and the time of day or days in which their drivers can make purchases. In addition, through WEXOnline®, fleet managers can perform real-time modifications to any pre-determined limits or add or remove driver identification numbers in response to changes or to prevent theft. They can also elect to be quickly notified by email when limits are exceeded in eight purchase categories, including limits on transactions within a time range, gallons per day and allowable fuel types. Our purchase controls allow fleets’ drivers to purchase essential items and services when needed, but prevent them from making excessive or unauthorized purchases.

Other services

•  Price risk management solutions. We offer price risk management solutions to fleets that are attempting to aggressively manage and budget their fuel costs. These programs allow fleets to mitigate their monthly fueling cost risk through an agreement with a third party.

•  Information sales to third-party information services. We currently provide information on fuel transactions to OPIS Energy Group, which is the most comprehensive source for petroleum information, products and prices. OPIS uses this information to determine daily retail fuel prices across the United States. OPIS sells this compiled data to oil companies and other organizations and we derive revenues from these sales.

MasterCard

We offer three MasterCard products and market these products to businesses using approximately 10 dedicated sales people.

•  Corporate charge card. Our corporate MasterCard charge card product provides commercial travel and entertainment and purchase capabilities to businesses in industries that can utilize our information management capabilities. Although most of our current corporate MasterCard customers operate businesses outside the vehicle fleet industry, this product can also be used by our fleet customers as a supplement to our traditional fleet payment processing and information management services. Our corporate MasterCard charge card is branded with the Wright Express name. As of September 30, 2004, we had 117,000 corporate MasterCard charge card accounts.

•  Rotating accounts. Our rotating account product allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order programs. Our rotating account product is used exclusively for transactions that are not made in person, that is, transactions conducted over the telephone, by mail or facsimile or on the Internet. They can also be used for transactions that require pre-authorization, such as hotel reservations and vehicle maintenance. Under this program, each transaction is assigned a unique MasterCard account number, which makes limiting purchase amounts, tracking, settling and reconciling purchases easier and eliminates the risks associated with using multiple cards. After all of the account numbers assigned to a business have been used, the account numbers are rotated and used again by the business. We currently provide over one million rotating accounts to companies including priceline.com Incorporated and Cendant Travel Distributions Services, Inc. for use in their online transactions. We also provide rotating accounts to Budget Rent A Car System, Inc. and Cendant Mobility Services Corporation. In 2003, we processed over 3.3 million transactions through rotating accounts and the aggregate purchase volume for these transactions was $348.4 million.

•  Stored value card. We provide customers of Jackson Hewitt Tax Service Inc. a stored value card branded with the Jackson Hewitt name. Customers are able to credit the proceeds of their tax refunds or loans made in anticipation of their tax refunds to these cards in place of paper checks. We do not fund these accounts. Customers may use the card to obtain cash at an automated teller machine or to make retail purchases at any location that accepts MasterCard debit cards.

Account management

Customer service, account activation and account retention. We have approximately 300 employees dedicated to addressing the needs of fleets, strategic relationships and the fuel and vehicle maintenance providers on our network. We conduct regular surveys to ensure that these constituencies receive proper customer service. We also have proprietary account activation programs that allow us to initiate calls to customers to promote adoption and use of our programs and to alert customers when issues arise. Similarly, through our account retention programs, we will actively call customers under certain defined circumstances that, in our experience, signal a potential account termination. As a result of our customer service and account retention efforts, we have achieved less than 3% voluntary annual attrition among our fleet customers for the two years ended December 31, 2003.

•  Small and mid-size fleets. We handle authorization and billing questions, account changes and other issues through our dedicated telephone call center, which is available twenty-four hours a day, seven days a week. We also provide training to customers so that they are able to fully utilize the information, reports and queries we provide online.

•  Large fleets. We assign designated service representatives to businesses and government agencies with large fleets. These representatives have in-depth knowledge of both our programs and their fleets’ operations and objectives. Our service representatives implement and train the large fleets’ managers and other contacts on the operation and optimal use of our programs. They also oversee the account setup and activation process, review on-line billing and create customized reports. For example, large public-sector fleets can significantly reduce the time they spend on accounting and administrative tasks through our tax-exempt program, under which we bill fleets net of tax and provide reporting on fleet purchases and federal, state and municipal tax exemptions. Our service representatives will also prepare periodic account reviews and provide specific information on trends in their fleets’ accounts and comparisons of the average price paid by the fleets to an index of prices in the geographic proximity. Our service representatives work together to identify and discuss major issues and emerging needs of large fleets. They also work with the account managers of our large fleet customers in order to provide consistent support and service.

•  Strategic relationships. Most of our strategic relationships have a dedicated account representative. The representative prepares reports on key performance indicators, which give each of our strategic relationships a periodic snapshot of its program’s performance in key areas, which are benchmarked against programs of similar size. In addition, the account representative manages the implementation of special projects and the introduction of new features and functionality. Our account representatives work together to identify and discuss major issues and emerging needs of our strategic relationships and work with each strategic relationship’s dedicated client relations manager to ensure consistent support and service.

•  Fuel and vehicle maintenance providers. Our representatives work with fuel and vehicle maintenance providers to enroll them in our network, install and test all network and terminal software and hardware, and train them on the sale and transaction authorization process. Once a part of our network, each fuel and vehicle maintenance provider has access to a dedicated account representative and our telephone call center to meet its service needs. In addition, our representatives provide transaction analysis and site reporting and handle settlement issues. We sponsor periodic onsite meetings with fuel and vehicle maintenance providers to ensure that we are addressing their needs.

Propriety account approval and credit management. We have developed unique account approval, credit management and fraud detection programs. We carefully scrutinize potential fleet customers for us and our strategic relationships and actively manage the accounts of our existing customers to minimize payment delinquencies and fraud losses. We have developed an application underwriting model that uses third-party data as well as information we have collected about fleet customers over the past 20 years to produce a proprietary score. With this score we can predict the likelihood of an account becoming delinquent within 12 months of activation.

We also use a credit line maintenance model to manage ongoing accounts, which allows us to predict the likelihood of account delinquency over an 18-month time horizon. We are able to isolate high-risk accounts, which allows our credit analysts to minimize losses by decreasing credit lines, requiring fleets to post full security to us by submitting a cash deposit or letter of credit in the amount of the account’s credit line, or requiring fleets to pay by electronic funds transfer. We also use this model to increase the lines of credit for certain fleets.

We have developed a collections scoring model that we use to rank and prioritize past-due accounts. This ranking allows our collections team to focus their collection efforts on the highest risk and highest balance accounts. We also employ fraud specialists who educate, monitor, alert and provide case management expertise to accounts to minimize losses and reduce program abuse.

For accounts we do not fund, we select and adjudicate the credit risk of the fleet using the credit policy of the strategic relationship. Some of our strategic relationships rely on our credit analysis, including account underwriting, delinquency risk and bad debt management to help them manage their credit policies.

Technology

We employ approximately 125 people in our information technology and related divisions. We have made significant investments in updating our technology infrastructure. Key initiatives related to this update include:

•  Interface specification. We are working with the fuel and vehicle maintenance providers in our network to upgrade the point-of-sale devices used to process customer transactions. This initiative, which we call I-Spec, will enable us to:

•   enhance our data collection speed and capabilities and improve the integrity of the data we collect;

•   improve purchase controls; and

•   decrease the time it takes to authorize and settle transactions.

•  WEXOnline®. Our WEXOnline® website provides fleets, fuel and vehicle maintenance providers and strategic relationships with Internet-based control and data management capabilities.

•  Fleets. Fleets can use WEXOnline® to view standard and customized transaction reports, review and pay invoices and perform basic account maintenance. They can also make, add or remove fleet vehicles and drivers and set and change purchase controls. Their fleet drivers can use the website to find locations where our fleet card is accepted, track daily fuel prices by station to find the best prices and view a short training video.

•  Fuel providers and strategic relationships. Fuel providers and many of our strategic relationships can analyze transactions within a fuel provider’s location or relationship’s portfolio. We are currently integrating our website functionality into the websites of certain co-branded strategic relationships.

•  Upgraded operating platform. We believe that our new upgraded technology will enable us to more quickly and efficiently handle our growing customer base and provide us with greater flexibility to address the differing needs of our various customers and strategic relationships. We also expect that the upgraded platform will increase the overall efficiency of our operations.

As our technology platform is critical to the services we provide, we continue to invest in redundancy, back-up and disaster recovery systems. Our data center operates year round in South Portland, Maine, and we have a redundant transaction authorizer located in a data center in Denver, Colorado. We have contracted with a third-party for disaster recovery.

Competition

Our primary competitors are Comdata Corporation, Fleetcor Technologies, Inc. and U.S. Bank Voyager Fleet Systems, Inc. These companies compete with us for prospective direct fleet customers as well as for companies with which we form strategic relationships. With the increased competition in our industry, pricing pressure has increased.

We also may face increased competition from large financial institutions that have not traditionally focused on the fleet industry. Financial institutions that can issue Visa and MasterCard and American Express credit and charge cards currently compete against us in the small fleet segment and some also offer private label payment processing services to fuel retailers.

Wright Express Financial Services Corporation

Our wholly owned bank subsidiary, Wright Express Financial Services Corporation, or FSC, is a Utah industrial bank that began operations in June 1998. Through FSC, we are able to issue short-term certificates of deposit that support our ability to fund transactions. Our bank approves the customer applications for all of our funded programs and is the issuing bank for our Master Card programs. FSC has an independent board of directors. Our bank does not accept demand deposits.

Regulation

We and our bank subsidiary are subject to certain federal and state laws and regulations governing insured depository institutions and their affiliates. FSC is subject to supervision and examination by both the Utah Department of Financial Institutions, or the UTDFI, and the Federal Deposit Insurance Corporation, or the FDIC. In accordance with provisions in the Federal Deposit Insurance Act, or FDIA, FSC cannot engage in any activity that is not permitted for a national bank and is subject to certain restrictions on transactions with affiliates set forth in the Federal Reserve Act. It is also subject to anti-tying provisions in the Bank Holding Company Act. Utah laws and regulations limit the loans FSC may make to one borrower and the types of investments FSC may make.

Set forth below is a description of the material elements of the laws, regulations, policies and other regulatory matters affecting us.

Regulation of lending businesses in the U.S. Our bank primarily makes commercial loans but it has the authority to extend credit to consumers as well. When making consumer loans, FSC is subject to extensive federal and state consumer protection laws. The Equal Credit Opportunity Act prohibits lenders from discriminating when extending credit on certain criteria such as an applicant’s sex, race and marital status. In order to protect borrowers from such discrimination, the Equal Credit Opportunity Act requires that lenders disclose the reasons they took adverse action against an applicant or a customer.

The Fair Credit Reporting Act, or FCRA, imposes duties on lenders if they use consumer credit reports. For instance, it prohibits the use of a consumer credit report except in connection with a proposed business transaction with the consumer. It also requires lenders to notify consumers when taking adverse action based upon information obtained from credit reporting agencies.

The FDIA authorizes federally insured state chartered banks to use various alternative interest rates when they make loans, including the highest interest rate authorized for state-chartered lenders located in the state where the national bank is located. This ability to “export” rates is relied upon by us to charge customers the interest rates and fees permitted by Utah law regardless of an inconsistent law of the state in which the customer is located, thereby facilitating our nationwide lending activities.

Restrictions on intercompany borrowings and transactions. There are various legal restrictions on the extent to which we may borrow or otherwise obtain credit from, sell assets to, or engage in certain other transactions with FSC. In general, these restrictions require that any such extensions of credit by FSC must be fully secured. There is no limit on such transactions to the extent they are secured by a cash deposit in the bank or pledged U.S. government securities. It is also possible to pledge designated amounts of other specified kinds of collateral if the aggregate of such transactions are limited to 10% of FSC’s capital stock and surplus with respect to any single affiliate, and to 20% of FSC’s capital stock and surplus with respect to all affiliates if FSC had more than one affiliate.

Restrictions on dividends. Our principal source of funds to pay dividends, interest and principal on debt securities and to meet other obligations is dividends from FSC. FSC is subject to limitations on the dividends it may pay to us, which may affect our ability to pay dividends to our stockholders. In addition, we and FSC are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A state or federal regulatory authority can determine, under certain circumstances relating to the financial condition of a bank, that the payment of dividends would be an unsafe or unsound practice and can prohibit payment thereof. Moreover, FSC may not pay a dividend to us if it is undercapitalized or would become undercapitalized as a result of paying the dividend. Utah law permits an industrial bank to pay dividends only from undivided earnings.

Capital requirements. The FDIC has risk-based capital and leverage ratio requirements and guidelines for banking organizations. The requirements and guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments. Under the risk-based capital requirements applicable to FSC, the minimum requirement for the ratio of total capital (as defined below) to risk-weighted assets (including certain off-balance sheet items, such as interest rate swaps) is 10%. At least 6% of the total capital must be comprised of common stockholders’ equity, qualifying non-cumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets, also collectively known as Tier 1 capital. The remainder may consist of mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock that does not qualify as Tier 1 capital and a limited amount of reserves for possible credit losses, collectively known as Tier 2 capital, and together with Tier 1 capital, total capital. Banks may be subject to higher risk-based and leverage capital ratios depending on other specific factors, such as interest rate risk, concentrations of credit risk, and the conduct of non-traditional activities.

Prompt corrective action. The FDIA requires, among other things, federal banking agencies to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. At September 30, 2004, FSC was considered well capitalized. FSC utilizes brokered deposits to fund many of its operations. Federal law requires a bank to be well capitalized or adequately capitalized with a waiver from the FDIC if it accepts new brokered deposits. Thus, FSC must always qualify as well capitalized or adequately capitalized with a waiver from the FDIC to conduct its current operations.

The FDIA generally prohibits a depository institution from making any capital distributions, including payment of a dividend, or paying any management fee to its parent holding company if the depository institution would thereafter be undercapitalized. Undercapitalized institutions are subject to a range of supervisory actions to restore adequate capital and address all other unsafe and unsound conditions at the bank. In Utah, the Commissioner of Financial Institutions can take possession of the bank at any time and thereafter appoint a receiver, remove management, and order a sale of the bank or any of its assets. Federal law also gives the FDIC authority to assess civil money penalties against the parent and any institution affiliated parties deemed responsible for causing or permitting problems at the bank to continue without resolution.

Our support of FSC. Any non-deposit obligation of FSC to us is subordinate in right of payment to deposits and other indebtedness of FSC. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of FSC will be assumed by the bankruptcy trustee and entitled to priority of payment.

FDICIA and FDIC insurance. FSC is subject to FDIC deposit insurance assessments for the Bank Insurance Fund, or the BIF. Each financial institution is assigned to one of three capital groups: well capitalized, adequately capitalized or undercapitalized, and further assigned to one of three subgroups within a capital group on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to our bank subsidiary in the future will depend in part upon the risk assessment classification assigned by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Because of favorable loss experience and a healthy reserve ratio in the BIF, FSC, which is considered well capitalized and well managed, has not paid any premiums in recent years. However, premium rates for banks in our group may change in the future.

Gramm-Leach-Bliley Act. The financial privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including FSC to the extent it makes loans or provides other financial services to consumers, from disclosing nonpublic personal information it collects about consumers to third parties unless consumers have the opportunity to opt out of the disclosure. A financial institution is also required to provide an annual privacy notice to its customers. The Gramm-Leach-Bliley Act permits states to adopt more restrictive privacy laws which could reduce the effectiveness and increase the cost of our marketing programs.

USA PATRIOT Act. In 2001, comprehensive anti-terrorism legislation known as the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, or the USA Patriot Act, was enacted. The U.S. Treasury Department has issued a number of regulations implementing the USA Patriot Act that apply certain of its requirements to financial institutions, including FSC. The regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. The USA Patriot Act’s requirement to obtain and verify certain customer information may hamper the ability of FSC to open some accounts where such information cannot be easily obtained or verified.

Restrictions on ownership of our common stock. We are subject to bank regulations that require any entity who controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities and any person or entity who controls 10% or more of our common stock to obtain the prior approval of federal banking regulators. Prior approval by such regulators is also required for any person that is “acting in concert” with others that will in the aggregate control the percentage of stock described above, or that will obtain, or have without prior approval obtained, the ability to influence the policies and the management of the bank regardless of the total amount of our common stock held by that person or entity. A failure by a purchaser to comply with these requirements could result in sanctions against us, including the loss of our Utah industrial bank charter. Our certificate of incorporation will require that prior to any transaction that would result in any entity controlling 5% or more of our common stock, such entity must obtain the approval of Utah banking authorities and if any transaction would result in a person or entity controlling 10% or more of our common stock, such person or entity must obtain the approval of federal banking authorities. We will require satisfactory evidence of any such approval within 10 days of any such transaction. If any purchaser fails to comply with these provisions, we may, at our option, declare any such holding null and void, or voidable and exercise various other remedies including mandatory redemption and forced sales of such person’s shares.

Intellectual property

We pursue the protection of our trademarks and patents by applying to register them in the United States. We have obtained federal trademark registration of a number of marks, including

Wright Express®, WEX®, WEXOnline® and WEXIndex®. In addition, we seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others.

Employees

As of September 30, 2004, we employed approximately 610 full-time employees, consisting of approximately 530 employees at our corporate headquarters located in South Portland, Maine, approximately 35 employees at our bank facility located in Salt Lake City, Utah and approximately 45 other full-time employees. None of our employees is subject to a collective bargaining agreement.

Facilities

All of our facilities are leased, including our 67,000 square foot corporate headquarters in South Portland, Maine, which is under a lease that will expire in 2012. We also lease four smaller buildings in the South Portland area, two of which we use for technical and customer service employees, one of which we use as a warehouse and one of which we sublease to a third party. We currently lease 11,500 square feet of office space in Salt Lake City, Utah to support our bank operations.

Legal proceedings

On October 14, 2003, Enron Corporation filed a preference and fraudulent transfer claim in the United States Bankruptcy Court for the Southern District of New York against us seeking the return of $2.8 million paid to us prior to the Enron bankruptcy. Enron added additional claims for allegedly preferential transfers and sought an additional $526,000 by way of an amended complaint on December 1, 2003. We filed an answer on July 30, 2004 asserting various defenses, including the defense that the payments in question came from Enron’s non-debtor subsidiaries, not Enron, the debtor, in the ordinary course of business. We believe that we have meritorious defenses to these claims and intend to vigorously defend this lawsuit.

In addition, we are, from time to time, subject to other legal proceedings and claims in the ordinary course of business, none of which we believe are likely or will be likely to have a material adverse effect on our financial position, results of operations or cash flows.

Management

Directors and executive officers

In connection with this offering, we intend to amend and restate our certificate of incorporation and by-laws. The following summary of our management and directors contains reference to provisions of the amended and restated certificate of incorporation and by-laws, including the classification of the board of directors, the election and term of service of directors that will be in effect upon the completion of this offering. The following summary also contains reference to provisions of the amended and restated certificate of incorporation and by-laws, including the composition of the board of directors and its committees and compensation committee interlocks, that will be in effect upon the completion of this offering or within the time period prescribed by the New York Stock Exchange listing rules.

The following table sets forth information concerning our directors and executive officers. All of our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. James E. Buckman and Kevin M. Sheehan intend to resign as directors after the consummation of this offering and will be replaced by independent directors. The composition of the committees of the board of directors will be determined at that time. Executive officers serve at the request of the board of directors.

Name	Age	Position
Michael E. Dubyak	53	President, Chief Executive Officer and Director

Melissa D. Goodwin	35	Senior Vice President, Finance and Chief Financial Officer

David D. Maxsimic	45	Senior Vice President, Sales and Marketing

Katherine M. Greenleaf	56	Senior Vice President, Client Service Operations

Scott W. Roberts	50	Senior Vice President, Strategic Planning and Development

Tod A. Demeter	41	Senior Vice President and Chief Information Officer

Robert C. Cornett	52	Vice President, Human Resources and Chief People Officer

Hilary A. Rapkin	38	Vice President and General Counsel

James E. Buckman	60	Director

Kevin M. Sheehan	51	Director

Set forth below is information concerning our directors and executive officers:

Michael E. Dubyak has served as our President and Chief Executive Officer since August 1998. Mr. Dubyak has been a director since November 2004. From November 1997 to August 1998, Mr. Dubyak served as our Executive Vice President of U.S. Sales and Marketing. From January 1994 to November 1997, Mr. Dubyak served us in various senior positions in marketing, marketing services, sales, business development and customer service. From January 1986 to January 1994, Mr. Dubyak served as our Vice President of Marketing. Mr. Dubyak has more than 20 years of experience in the payment processing, information management services and vehicle fleet and fuel industries.

Melissa D. Goodwin has served as our Senior Vice President, Finance and Chief Financial Officer since September 2001. From April 1999 to August 2001, Ms. Goodwin served as our Vice President and Controller. From November 1998 to March 1999, Ms. Goodwin served as our Manager of Planning and Analysis. From May 1997 to November 1998, Ms. Goodwin served as a senior analyst. From August 1991 to April 1997, Ms. Goodwin held various positions as a senior auditor and manager in the Portland, Maine office of Ernst & Young LLP, which was acquired by Baker, Newman, & Noyes LLC, a Portland accounting firm. Ms. Goodwin has over a decade of experience in finance, auditing and accounting positions. Ms. Goodwin is a member of the American Institute of Certified Public Accountants.

David D. Maxsimic has served as our Senior Vice President, Sales and Marketing since January 2003. From July 2000 to December 2002, Mr. Maxsimic served as our Senior Vice President of Sales. From September 1999 to June 2000, Mr. Maxsimic served as our Vice President and General Manager for the Wright Express Direct Card. From November 1997 to August 1999, Mr. Maxsimic served as a Vice President of Sales. From November 1987 to November 1997, Mr. Maxsimic was a senior sales executive for several major fleet service companies, including U.S. Fleet Leasing, GE Capital Fleet Services and PHH Fleet America. Mr. Maxsimic has over 15 years of experience in sales, marketing and managing customer relationships, in addition to managing and executing sales of complex financial services.

Katherine M. Greenleaf has served as our Senior Vice President, Client Service Operations since November 1999. From July 1973 to October 1999, Ms. Greenleaf held various positions as an attorney and in senior management at Union Mutual Life Insurance Co., now UnumProvident Corporation, Hannaford Brothers Company, The Limited Stores Inc., Ben and Jerry’s Ice Cream Inc. and Greenleaf Consulting, a consulting firm that she founded. Ms. Greenleaf has spent more than 25 years developing successful customer-focused growth and service strategies in high growth environments.

Scott W. Roberts has served as our Senior Vice President, Strategic Planning and Development since February 2003. From January 2002 to February 2003, Mr. Roberts worked for The Bradley Group, a New York based consulting firm that specializes in strategic planning, executive coaching, organizational development and sales and marketing development. From September 1999 to December 2001, Mr. Roberts served as President and Chief Operating Officer of Commtel Inc., a Maine-based provider of data and Internet and telecommunications services. From January 1981 to August 1999, Mr. Roberts held various positions as an attorney and in senior management at Revlon Inc., Shulton Inc., a subsidiary of American Cyanamid, Tilton and Cook, Skadden, Arps, Slate, Meagher and Flom LLP and IDEXX Laboratories, Inc. Mr. Roberts has more than 20 years of experience in strategic planning, corporate law, leadership development and sales and marketing.

Tod A. Demeter has served as our Senior Vice President and Chief Information Officer since May 2004. From July 2003 to April 2004, Mr. Demeter was Senior Vice President, Information Systems for Aetna Inc. in Hartford, Connecticut. From February 1999 to June 2003, Mr. Demeter held various senior information technology positions including Chief Information Officer for GE Capital Corporate Systems and Global Operations. From January 1986 to January 1999, Mr. Demeter held senior information technology positions at Edwards Systems Technology, a division of General Signal, Pepsi-Co and Andersen Consulting. Mr. Demeter has more than 18 years of business and information technology experience developing and executing global business strategies, managing large technology operations and driving business re-engineering initiatives.

Robert C. Cornett has served as our Vice President, Human Resources and Chief People Officer since April 2002. From September 1976 to March 2002, Mr. Cornett held senior management and human resources positions at UnumProvident Corporation, Mage Centers for Management Development and as the director of the Learning Resource Center at Brown University. Mr. Cornett has over 20 years of experience as a human resources professional and has extensive experience developing and instituting creative human resource practices, including providing human resources leadership on mergers and acquisitions, international expansion, employee benefits, training, performance management and leadership development.

Hilary A. Rapkin has served as our Vice President and General Counsel since April 1998. From January 1996 to March 1998, Ms. Rapkin served as our Business Counsel. From August 1993 to December 1995, Ms. Rapkin worked at Bennet & Associates, a law firm in Portland, Maine. Ms. Rapkin has over 9 years of experience negotiating major contracts with merchants and fleets. Ms. Rapkin is a member of the American Bar Association, the Maine State Bar Association, the American Corporate Counsel Association and the New England Legal Foundation.

James E. Buckman has been a director since November 2004. Mr. Buckman has served as Vice Chairman of Cendant since November 1998, and as Director and General Counsel of Cendant since December 1997. From December 1997 to November 1998, Mr. Buckman served as Executive Vice President of Cendant. From May 1997 to December 1997, Mr. Buckman served as Senior Executive Vice President, General Counsel and Assistant Secretary of HFS Incorporated, Cendant’s predecessor company, a Director of HFS since June 1994 and Executive Vice President, General Counsel and Assistant Secretary from February 1992 to May 1997. Mr. Buckman also serves as a Director of PHH Corporation, a wholly owned subsidiary of Cendant, which files reports pursuant to the Securities and Exchange Act of 1934.

Kevin M. Sheehan has been a director since November 2004. Mr. Sheehan has served as Senior Executive Vice President of Cendant since March 2001. Mr. Sheehan has served as Chairman and Chief Executive Officer of the Vehicle Services Division of Cendant since March 2003. In addition, from March 2001 to May 2003, Mr. Sheehan served as Chief Financial Officer of Cendant. From August 1999 to February 2001, Mr. Sheehan served as President Corporate and Business Affairs and Chief Financial Officer of Avis Group Holdings, Inc. and a director of that company since June 1999. From December 1996 to August 1999, Mr. Sheehan served as Executive Vice President and Chief Financial Officer of Avis. From December 1996 to March 2001, Mr. Sheehan served as Executive Vice President and Chief Financial Officer of Avis Rent A Car Systems, Inc. and of PHH Corporation from June 1999 to March 2001. From September 1996 to September 1997, Mr. Sheehan served as a Senior Vice President of HFS Incorporated, Cendant’s predecessor company.

Composition of the board of directors

Our certificate of incorporation provides that our board of directors shall consist of such number of directors as from time to time fixed exclusively by resolution of the board of directors. Our board currently consists of          persons. Prior to the completion of this offering, our certificate of incorporation will be amended to divide our board into three classes with one-third of the board being elected each year. In addition, each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in          and Class II directors will have an initial term expiring in          and Class III directors will have an initial term expiring in         .

Non-executive chairman

Prior to the completion of this offering, our board of directors will create a position of non-executive chairman. The non-executive chairman will not be an officer of Wright Express and will lead all meetings of the board of directors at which he or she is present. The non-executive chairman will serve on appropriate committees as reasonably requested by the board of directors, set meeting schedules and agendas, manage information flow to the board of directors to assure appropriate understanding of and discussion regarding matters of interest or concern to the board of directors. The non-executive chairman will also have such additional powers and perform such additional duties consistent with organizing and leading the actions of the board of directors as the board of directors may from time to time prescribe.

Committees of the board of directors

Pursuant to our certificate of incorporation, the board of directors’ authority to designate committees is subject to the provisions of the by-laws. Pursuant to the by-laws, the board of directors may designate one or more directors as alternate members of any committee to fill any vacancy on the committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Under the by-laws, the board of directors will establish the following committees:

Executive committee

The executive committee will be comprised of not fewer than              directors elected by a majority of the board of directors. The executive committee may exercise all of the powers of the board of directors when the board is not in session, including the power to authorize the issuance of stock, except that the executive committee has no power to (a) alter, amend or repeal the by-laws or any resolution or resolutions of the board of directors, (b) declare any dividend or make any other distribution to our stockholders, (c) appoint any member of the executive committee or (d) take any other action which legally may be taken only by the full board of directors. The non-executive chairman of the board will serve as chairman of the executive committee.

Compensation committee

The compensation committee will be comprised of not fewer than              directors elected by a majority of the board of directors. The compensation committee will oversee the administration of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our officers and employees. All members of the compensation committee will be independent under the rules of the New York Stock Exchange and our director independence criteria.

Audit committee

The audit committee will be comprised of not fewer than              directors elected by a majority of the board of directors. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements. All members of the audit committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. In addition, each member of the audit committee will be required to have the ability to read and understand fundamental financial statements. The audit committee will also be required to have at least one member that qualifies as an “audit committee financial expert” as defined by the rules of the SEC.

Corporate governance committee

The corporate governance committee will be comprised of not fewer than              directors elected by a majority of the board of directors. All members of the corporate governance committee will be required to be independent under the rules of the New York Stock Exchange and our director independence criteria. The corporate governance committee’s responsibilities will include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters.

Compensation committee interlocks and insider participation

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation of directors and executive officers

Compensation of directors

The following sets forth the compensation expected to be paid to our non-employee directors in 2005:

Compensation (1) (2)
Annual retainer(3)	$50,000
New director equity grant(4)	50,000
Board and committee meeting attendance fee	—
Audit committee chair	15,000
Audit committee member	12,500
Compensation committee chair	10,000
Compensation committee member	8,000
Corporate governance committee chair	9,000
Corporate governance committee member	7,000
Non-executive chairman stipend	15,000

(1) Members of our board of directors who are also our officers or employees will not receive compensation for serving as a director (other than travel-related expenses for meetings held outside of our headquarters).

(2) The non-executive chairman stipend and all committee membership stipends are to be paid 50% in cash and 50% in the form of deferred stock units relating to our common stock. These units will be issued under our 2005 Equity and Incentive Plan (or a successor plan). Directors may elect to receive more than 50% of such stipends in the form of deferred stock units relating to our common stock, which will be issued under our 2005 Equity and Incentive Plan. The number of deferred stock units to be so granted will be determined by dividing the value of the compensation to be paid in the form of deferred stock units by the fair market value per share of our common stock as of the date of grant. Each deferred stock unit entitles the holder to receive one share of our common stock immediately following such non-employee director’s retirement or separation of service from the board for any reason. The non-employee directors may not sell or receive value from any deferred stock unit prior to such separation of service.

(3) The annual retainer will be paid to our non-employee directors in installments on a quarterly basis. Fifty percent of the retainer will be paid in cash, with the remaining 50% to be paid in the form of deferred stock units relating to our common stock. These units will be issued under our 2005 Equity and Incentive Plan (or a successor plan). A non-employee director may elect to receive his or her entire retainer in the form of deferred stock units.

(4) The number of deferred stock units to be granted will equal $50,000 divided by the fair market value of our common stock on the date of grant. For the initial grant, the initial public offering price will be the fair market value.

Non-employee directors deferred compensation plan

We intend to adopt the Non-Employee Directors Deferred Compensation Plan which will allow us to issue deferred stock units from our 2005 Equity and Incentive Plan to our non-employee directors. Under the 2005 Equity and Incentive Plan, these deferred stock units will be referred to as “restricted stock units.” In addition to paying these directors in part in the form of deferred stock units, as noted in the table above, our non-employee directors may also elect to defer under this plan all or any part of their fees that would otherwise be payable in cash. The deferred stock units to be issued pursuant to this elective deferral would also be issued under our 2005 Equity and Incentive Plan.

Executive officer compensation

The following table sets forth information concerning total compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers who served in such capacities as of December 31, 2004 for services rendered to us in 2004. We have also included an executive officer, Mr. Demeter, whom we expect will be one of our five most highly compensated executive officers in 2005. We refer to these executives as our “named executive officers” elsewhere in this prospectus. This table includes compensation received by the named executive officers from us as well as from Cendant. All material compensation reflected in this section was paid or awarded directly by Cendant and was recorded by us as compensation expense.

Summary compensation table

	Annual compensation				Long-term compensation	All other compensation
Name and principal position	Calendar year	Salary	Bonus(1)	Other annual compensation	Restricted stock unit awards
Michael E. Dubyak President & Chief Executive Officer

David D. Maxsimic Senior Vice President, Sales, Finance & Marketing

Melissa D. Goodwin Senior Vice President, Finance & Chief Financial Officer

Katherine M. Greenleaf Senior Vice President, Client Service Operations

Tod A. Demeter(2) Senior Vice President & Chief Information Officer

Scott W. Roberts Senior Vice President, Strategic Planning and Development

(1) For 2004, bonus amounts include fiscal year 2004 profit-sharing bonuses shown at target and expected to be paid in the first quarter of 2005. For each named executive officer, 2004 bonus amounts include regular annual bonuses providing an opportunity to receive payment targeted at 30-60% of base salary, but subject to both our attainment of performance goals relating to our financial performance and the personal performance of the named executive officer.

(2) Mr. Demeter commenced employment with us on May 13, 2004.

Cendant stock options

No Cendant stock options were granted to our named executive officers during 2004. The following table sets forth information concerning the exercise of options to purchase shares of Cendant common stock during 2004 by each of our named executive officers and the year-end value of unexercised options to purchase Cendant common stock.

Aggregated option exercises in 2004 and option values as of December 31, 2004

	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at year-end		Value of unexercised in- the-money options at year-end
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Dubyak
David D. Maxsimic
Melissa D. Goodwin
Katherine M. Greenleaf
Tod A. Demeter
Scott W. Roberts

2005 equity and incentive plan

We intend to adopt the Wright Express 2005 Equity and Incentive Plan effective                     , 2005, which will provide for the grant of annual cash bonuses and long-term cash awards, as well as equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by our compensation committee for participation in the plan. Unless earlier terminated by our board of directors, the plan will expire on the tenth anniversary of the date of its adoption. Termination of the plan is not intended to adversely affect any award that is then outstanding without the award holder’s consent. Our board of directors may amend the plan at any time. Plan amendments are not intended to adversely affect any award that is then outstanding without the award holder’s consent, and we must obtain stockholder approval of a plan amendment if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Following the closing of this offering, we will grant new stock options or performance-based restricted stock units to purchase approximately      shares of common stock under the 2005 Equity and Incentive Plan. We expect to incur compensation expense of approximately $             million, $             million, $             million, $             million and $             million for the fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009, respectively, relating to such grants.

Administration

The plan will be administered by our compensation committee, which will have the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The compensation committee will also be authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the plan and any awards granted under the plan and to make all other determinations necessary or advisable for the administration of the plan. Where the vesting or payment of an award under the plan is subject to the attainment of performance goals, the compensation committee will be responsible for certifying that the performance goals have been attained. Neither the compensation committee nor our board of directors will have the authority under the plan to reprice, or to cancel and re-grant, any stock option granted under the plan, or to take any action that would lower the exercise, base or purchase price of any award granted under the plan without first obtaining the approval of our stockholders.

Cash incentive programs

The plan will provide for the grant of annual and long-term cash awards to plan participants selected by our compensation committee. The maximum value of the total cash payment that any plan participant may receive under the plan’s annual cash incentive program for any year will be $            , and the maximum value of the total payment that any plan participant may receive for any one year under the plan’s long-term cash incentive program will be $             for each year covered by the performance period. Payment of awards granted under the cash incentive programs may be made subject to the attainment of performance goals to be determined by the compensation committee in its discretion. The compensation committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles, where applicable:

•  pre-tax income or after-tax income;

•  earnings including operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items;

•  net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets;

•  earnings or book value per share (basic or diluted);

•  revenues;

•  return on assets (gross or net), return on investment, return on capital, or return on equity;

•  return on revenues;

•  cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital;

•  economic value created;

•  operating margin or profit margin;

•  stock price or total stockholder return;

•  earnings from continuing operations;

•  cost targets, reductions and savings, productivity and efficiencies; and

•  strategic business criteria, consisting of one or more objectives based on meeting specified industry penetration or share of the industry, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to divestitures, joint ventures and similar transactions.

The performance goals may be expressed in terms of attaining a specified level of the particular criterion, an increase or decrease in the particular criterion or a comparison of achievement against a peer group of companies, and may be applied to us or one of our subsidiaries or a division or strategic business unit. The compensation committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events.

No payment may be made under either of the cash incentive programs under the plan prior to certification by the compensation committee that the applicable performance goals have been attained.

Equity incentive program

Up to              shares of our common stock will be available for grants pursuant to the equity incentive program under the plan. Shares issued under the plan may be authorized but unissued shares or treasury shares. If any shares subject to an award granted under the plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if shares of stock are surrendered or withheld as payment of either the exercise price of an award or surrendered or withheld as payment of either the exercise price of an award or withholding taxes in respect of an award, those shares of common stock will again be available for awards under the plan. Under the plan, no more than              shares of our common stock may be made subject to stock options or stock appreciation rights to a single individual in a single plan year, and no more than              shares of our common stock may be made subject to awards other than stock options or stock appreciation rights to a single individual in a single plan year. In the event that the compensation committee determines that any corporate event, such as a stock split, reorganization, merger, consolidation, repurchase or share exchange, affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the compensation committee will make those adjustments as it deems necessary or appropriate to any or all of:

•  the number and kind of shares or other property that may thereafter be issued in connection with future award;

•  the number and kind of shares or other property that may be issued under outstanding awards;

•  the exercise price or purchase price of any outstanding award; and/or

•  the performance goals applicable to outstanding awards.

The compensation committee will determine all of the terms and conditions of equity-based awards under the plan, including whether the vesting or payment of an award will be subject to the attainment of performance goals. The performance goals that may be applied to awards under the equity incentive program under the plan are the same as those discussed above, under “—Cash incentive programs.”

The terms and conditions of stock options and stock appreciation rights granted under the plan will be determined by the compensation committee and set forth in an agreement. Stock options granted under the plan may be “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, or non-qualified stock options. Stock appreciation right confers on the participant the right to receive an amount, in cash or shares of our common stock (in the discretion of the compensation committee), equal to the excess of the fair market value of a share of our common stock on the date of exercise over the grant price of the stock appreciation right, and may be granted alone or in tandem with another award. The exercise price of an option or stock appreciation right granted under the plan will not be less than the fair market value of our common stock on the date of grant. The grant price of a stock appreciation right granted in tandem with a stock option will be the same as the stock option to which the stock appreciation relates. The vesting of a stock option or stock appreciation right will be subject to such conditions as the compensation committee may determine, which may include the attainment of performance goals.

The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by the compensation committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the compensation committee. These awards will be subject to restrictions on transferability which may lapse under those circumstances that the compensation committee determines, which may include the attainment of performance goals. The compensation committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

The plan also provides for other equity-based awards, the form and terms of which will be as determined by the compensation committee, consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of performance goals.

The plan provides that, unless otherwise determined by the compensation committee, in the event of a change in control (as defined in the plan), all awards granted under the plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

Employee stock purchase plan

We intend to adopt the Wright Express Employee Stock Purchase Plan, effective     , 2005. The plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The plan will be administered by our compensation committee, which may select an administrator to whom its duties may be delegated. Up to              shares of our common stock will be available for issuance under the plan, subject to adjustment by our compensation committee in the event of a corporate event such as a stock split, reorganization, merger, consolidation, repurchase or share exchange. Our board of directors may terminate or amend the plan at any time. Termination or amendment of the plan will not adversely affect any option that is then outstanding, and we must obtain stockholder approval of a plan amendment if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Any employee who is employed by us or one of our subsidiaries as of the offering and who is scheduled to work at least 20 hours per week and at least 5 months per year will be eligible to participate in the plan, so long as, at the beginning of each offering period, the employee has also been in our continuous employ or that of one of our subsidiaries for at least 3 months, except that any employee who owns 5% or more of the total voting power or value of all of the classes of our stock or that of any of our subsidiaries will not be eligible to participate.

Each eligible employee will be permitted to purchase shares of our common stock through regular payroll deductions in an aggregate amount equal to 2 to 10% of the employee’s base salary for each payroll period. The fair market value of the shares of our common stock that may be purchased by any employee under this or any other Wright Express plan that is intended to comply with Section 423 of the Code during any calendar year may not exceed $25,000.

The plan will provide for a series of consecutive offering periods that will be long unless our compensation committee determines otherwise. During each offering period, participants will be able to purchase shares of our common stock with payroll deductions at a purchase price as low as     % of the fair market value of our common stock at either the beginning or the end of each offering period, whichever price is lower. Our compensation committee will determine prior to the beginning of each offering the discount to be applied to stock purchases during that offering period. At the end of each offering period, the participant’s option will be exercised and the shares of our common stock purchased will be credited to the participant’s account under the plan. The purchased shares will be delivered to participants upon the participant’s request.

401(k) plan

We intend to adopt a 401(k) plan for the benefit of our employees intended to permit employees to save on a tax favorable basis for their retirements. We expect to establish an investment alternative under this plan which invests in shares of our common stock. We expect that no more than              shares of our common stock will be initially available under this plan.

Employment agreements

We expect to enter into employment agreements with              of our named executive officers,                  and                 , which will become effective subject to and upon completion of this offering. The employment agreements will set forth the base salary, bonus opportunities and initial equity awards to be provided to these officers, as well as each officer’s entitlement to employee benefits and officer perquisites. We expect that each named executive officer’s employment agreement, upon its execution, will provide that such officer’s severance agreement, discussed below, will terminate.

Severance agreements

Some of our named executive officers are subject to agreements that provide severence pay and benefits in connection with specified terminations of employment.

Certain relationships and related-party transactions

Transitional agreement

Upon completion of this offering, we will enter into a transitional agreement with Cendant to provide for an orderly transition to being an independent company and to govern our continuing relationship with Cendant. Under the transitional agreement, Cendant will agree to provide us with various services, including services relating to insurance, human resources and employee benefits, payroll, tax support, internal audit services, telecommunications and information technology. The transitional agreement will also contain agreements relating to indemnification, access to information and non-solicitation of employees.

Under the transitional agreement, the cost of each transitional service will generally reflect the same payment terms and will be calculated using the same cost allocation methodologies for the particular service as those associated with the current cost allocation for the service. The transitional agreement is being negotiated in the context of a parent-subsidiary relationship and in the context of this offering. Most of the services to be provided under the transitional agreement may be terminated by us without penalty upon written notice to Cendant and there are no fixed or minimum contractual purchase obligations under the transitional agreement. After the expiration of the arrangements contained in the transitional agreement, we may not be able to replace these services in a timely manner or on terms and conditions, including cost, as favorable as those we have received from Cendant. We intend to develop our own internal capabilities in the future to reduce our reliance on Cendant for these services. We will have the right to receive reasonable information with respect to charges for transitional services provided by Cendant.

The following sets forth a summary of the services that will be provided to us by Cendant under the transitional agreement and the manner of allocation of costs to us for these services. Also set forth is a summary of intercompany transactions since the beginning of our last fiscal year and for the two fiscal years preceding our last fiscal year.

Indemnification. We will indemnify Cendant, its subsidiaries, and its officers, directors, employees and agents against losses (including, but not limited to, those arising out of litigation matters and other claims) based on, arising out of or resulting from:

•  any breach by us of the transitional agreement or any other agreement with Cendant;

•  the ownership or the operation of the assets or properties, and the operation or conduct of the business of, including contracts entered into and any activities engaged in by, us or our subsidiaries, whether in the past or future, including any current litigation against Cendant with respect thereto;

•  any other activities we engage in;

•  any third-party claims relating to other acts or omissions arising out of performance of the transitional agreement and the other agreements described in this section, whether in the past or future;

•  any guaranty, keepwell, net worth or financial condition maintenance agreement of or by Cendant provided to any parties with respect to any of our actual or contingent obligations; and

•  other matters described in the transitional agreement.

In addition, we have agreed to indemnify Cendant and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act of 1933, as amended, relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that we file under the Securities Act, other than misstatements or omissions relating to information specifically about Cendant (other than our business) in the registration statement furnished in writing by Cendant for use in the preparation of any such registration statement, against which Cendant has agreed to indemnify us.

The transitional agreement also will provide that Cendant will indemnify us, our officers, directors, employees and agents against losses involving claims by third parties based on, arising out of or resulting from:

•  any breach by Cendant of the transitional agreement or the ancillary agreements executed in connection with the transitional agreement; and

•  the operation or conduct of the business of Cendant, other than the business of Wright Express, its subsidiaries or its predecessors.

The tax receivable agreement will also govern the allocation between the companies of tax liabilities and related tax matters, such as the preparation and filing of tax returns and tax contests, for the taxable periods before and after the completion of this offering.

The tax receivable agreement will provide that:

•  we will be responsible for the respective tax liabilities imposed on or attributable to us and any of our subsidiaries relating to all taxable periods (except for income taxes relating to being a member of a Cendant federal, state or local affiliated or similar income tax group). Accordingly, we will indemnify Cendant and its subsidiaries against any such tax liabilities imposed on or attributable to us and any of our subsidiaries;

•  Cendant will be responsible for the respective tax liabilities imposed on or attributable to Cendant and its subsidiaries, other than the tax liabilities of us and our subsidiaries described in the previous paragraph, relating to all taxable periods. Accordingly, Cendant will indemnify us and our subsidiaries against any such tax liabilities imposed on or attributable to Cendant and such subsidiaries relating to all taxable periods;

•  after the separation, the company to which a tax return relates will generally be responsible for preparing and filing such tax return, with the other company providing the requisite information, assistance, and cooperation; and

•  we will be responsible for handling, settling, and contesting any tax liability for which we are liable under the terms of the tax receivable agreement subject to Cendant’s right to participate in any contest relating to the treatment of this offering and related transactions.

Access to information. The following terms govern access to information under the transitional agreement:

•  within 30 days of our separation from Cendant, Cendant will deliver to us copies of all historical records related to our business;

•  subject to applicable confidentiality provisions and other restrictions, we and Cendant will each give the other any information within that company’s possession that the requesting party reasonably needs:

•  to comply with requirements imposed on the requesting party by a governmental authority;

•  for use in any proceeding or to satisfy audit, accounting, tax or similar requirements; or

•  to comply with its obligations under the transitional agreement or the ancillary agreements;

•  we will provide to Cendant, at no charge, all financial and other data and information that Cendant determines is necessary or advisable to prepare its financial statements and reports or filings with any governmental authority;

•  we and Cendant will each use reasonable best efforts to provide assistance to the other with respect to litigation and to make available to the other directors, officers, other employees and agents as witnesses, in legal, administrative or other proceedings, and will cooperate and consult to the extent reasonably necessary with respect to any litigation;

•  the company providing information, consultant or witness services under the transitional agreement will be entitled to reimbursement from the other for reasonable expenses; and

•  we and Cendant will agree to hold in strict confidence all information concerning or belonging to the other obtained prior to the date of the distribution or furnished pursuant to the transitional agreement or any ancillary agreement, subject to applicable law.

Insurance. We will be required to purchase our own insurance policies following the completion of this offering. Our insurance in the future will be significantly more expensive than the current insurance costs allocated to us by Cendant. We have paid, and currently pay, Cendant for a variety of insurance products. Cendant has generally allocated the cost of insurance to us based on the number of our employees. Under the transitional agreement, Cendant will provide us with consulting services in connection with the administration and monitoring of our own insurance policies until             . We will have the right to terminate the provision of this service without penalty upon      days written notice to Cendant. Cendant will not have early termination rights under the transitional agreement. These insurance policies include:

•  executive risk coverage based on the number of our employees;

•  property and casualty based on the value of our properties or the number of our active or eligible employees;

•  directors’ and officers’ insurance for the board of directors of our bank based upon direct costs incurred;

•  workers compensation costs based on the number of our active or eligible employees;

•  workers compensation losses based on the amount of estimated losses;

•  umbrella insurance costs based on the number of our employees; and

•  losses from crime based on the number of our employees.

Our allocated share of the costs of insurance was approximately $269,000 in 2002, $371,000 in 2003 and $252,000 in the nine months ended September 30, 2004.

Human resources and employee benefits. Prior to this offering, Cendant provided us with human resources services, as well as the administration of Cendant’s compensation, retirement and benefits plans in which we participate, and will continue doing so under the transitional agreement through             . Cendant has allocated the cost of these services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. Following the completion of this offering, we will establish our own 401(k), life insurance and accidental death and dismemberment insurance benefit plans, among others. We were allocated costs for:

•  administration of, and certain premium allocations relating to, some of Cendant’s health and welfare plans;

•  services of Cendant’s executive officers based on the level of services they provided us;

•  services provided to us by Cendant’s human resources service center based on our total number of employees; and

•  corporate recruiting, compensation support, corporate training and other programs.

Our allocated share of the cost of these services was approximately $174,000 in 2002, $119,000 in 2003 and $84,000 in the nine months ended September 30, 2004. We will have the right to terminate the provision of this service without penalty upon      days written notice to Cendant. Cendant will not have early termination rights under the transitional agreement.

Payroll. Prior to this offering, Cendant provided us with payroll management services and will continue doing so under the transitional agreement through             . We will have the right to terminate the provision of this service without penalty upon      days written notice to Cendant. The transitional agreement will include provisions for tax filings and the distribution of W-2s to our employees for the 2004 tax year. Cendant has allocated the cost of payroll management services to us based on the number of our employees and will continue to allocate these costs to us in this manner under the transitional agreement. Our allocated share of the costs of these services was approximately $28,000 in the nine months ended September 30, 2004. Cendant did not allocate costs to us in 2002 and 2003.

Real estate services. Prior to this offering, Cendant provided us with real estate services. Cendant has allocated the cost of these services to us based upon the number and square footage of our facilities. Our allocated share of costs for these services was approximately $22,000 in 2003 and $17,000 in the nine months ended September 30, 2004. Cendant did not provide us with these services in 2002. We will fulfill these services in the future using internal capabilities.

Tax support. Prior to this offering, Cendant provided us with corporate tax support services. Cendant has allocated the cost of these services to us based on the number of tax returns prepared, an estimate of fees for tax consulting services attributable to us and other specialty tax services provided to us. Cendant will provide corporate tax preparation services to us to complete our 2004 corporate tax return. We will utilize our internal tax department capabilities and external consultants to fulfill the tax planning and filing functions following the completion of this offering. Our allocated share of costs for these services was approximately $42,000 in 2002, $19,000 in 2003 and $17,000 in the nine months ended September 30, 2004.

Internal audit services. Prior to this offering, Cendant provided us with internal audit services by internal auditors and will continue doing so under the transitional agreement through             . Cendant will allocate the cost of these services to us under the transitional agreement based on the level of support it will provide to us. Our share of the cost for these services was allocated to us by Cendant as part of its general corporate overhead, which is discussed below.

Telecommunications services. Prior to this offering, Cendant provided us with telecommunications services through arrangements it has with third-party providers and will continue doing so under the transitional agreement as an unaffiliated entity until             . Cendant allocated the costs of these services to us based on the level of support we received from these service providers, as well as our equipment use, and will continue to allocate costs to us in this manner under the transitional agreement. We have paid, and will continue under the transitional agreement to pay, Cendant a management fee for use of the Cendant telecommunications group's services. Our allocated share of the costs for telecommunications services was approximately $58,000 in 2003 and $53,000 in the nine months ended September 30, 2004. Cendant did not allocate costs to us in 2002.

Information technology services. Prior to this offering, Cendant provided us with information technology support and services and will continue doing so under the transitional agreement for a period of two years from the date of the completion of this offering. Cendant allocated the costs for these services to us based on usage and the level of support we received and will continue to allocate costs to us in this manner under the transitional agreement. Our allocated share of the costs for these services was approximately $17,000 in the nine months ended September 30, 2004. Cendant did not allocate costs to us in 2002 and 2003.

Executive support. Prior to this offering, Cendant provided us with executive support services through the support of Cendant's Vehicle Services Division of which we are a part. Our allocated share of the costs for executive support was approximately $200,000 in 2002, $250,000 in 2003 and $469,000 in the nine months ended September 30, 2004. Following the completion of this offering, we will no longer be required to pay these costs.

General corporate overhead. In addition to the services discussed above which are directly allocated to us by Cendant, certain corporate services are charged to us through Cendant’s general corporate overhead allocation, which is calculated based on a percentage of our revenues. These services include certain of those services discussed above, as well as legal, public and regulatory affairs, purchasing and outside audit services through Cendant’s independent auditors, Deloitte & Touche LLP. Our share of the general corporate overhead was approximately $1.5 million in 2002, $1.7 million in 2003 and $1.5 million in the nine months ended September 30, 2004.

Non-solicitation of employees. We and Cendant have agreed that for a period of              years following the completion of this offering, neither of us will solicit or hire for employment each other's existing employees with total annual base salary plus cash bonus of $             or more, without the consent of the other party.

Tax receivable agreement

Prior to and in connection with this offering, Cendant will cause all of the outstanding membership interests of Wright Express LLC to be contributed to us in exchange for our common stock issued pursuant to this offering in a transaction that will result in an increase in the tax basis of the tangible and intangible assets of Wright Express LLC and Wright Express Solutions and Technologies, LLC. We expect that this increase in tax basis will reduce the amount of tax that we might otherwise be required to pay in the future. We intend to enter into a tax receivable agreement with Cendant that will provide for the payment by us to Cendant of 85% of the amount of cash savings, if any, in U.S. Federal income tax and state income tax that we actually realize as a result of this increase in tax basis and of certain other tax benefits related to our entering into the tax receivable agreement subject to repayment if it is determined that these savings should not have been available to us. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. We will have the right to terminate the tax receivable agreement at any time for an amount based on an assumed value of certain payments remaining to be made under the tax receivable agreement at such time. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, we expect that, as a result of the size of the increase in the tax basis of the tangible and intangible assets of Wright Express LLC and Wright Express Solutions and Technologies, LLC during the 15-year amortization period for most of this increased tax basis, the payments that may be made to Cendant could be substantial.

Equity-based compensation

Historically, Cendant has made equity-based compensation grants to our named executive officers. During 2004, the aggregate value attributed to the grant of restricted stock units to our named executive officers as of the date of grant was $             million, which is included in compensation expense in our financial statements over the vesting period. During the year ended December 31, 2004, we recorded compensation expense related to these grants of $            . See “Management—Summary compensation table.” In accordance with past practice, Cendant has not required that our named executive officers pay any purchase price for the restricted stock units, which were granted as long-term incentive compensation awards for services rendered and to be rendered to us by these executives.

Following the closing of this offering, our officers and various employees will, subject to the consent of each holder, receive shares of our common stock and options to purchase our common stock in exchange for Cendant restricted stock units and Cendant stock options currently held by them. The number of shares of our common stock, the exercise price of the options and the number of shares of our common stock issuable upon exercise of such options will depend on the relative trading prices of our common stock and Cendant’s common stock following the closing of this offering.

Special dividend to be paid to Cendant

We paid no dividends to our parent, Cendant, in 2003 and $19.9 million of dividends to Cendant in the nine months ended September 30, 2004. Prior to the completion of this offering, we intend to declare a special dividend to Cendant in the amount of $             million. The $             million cash portion of this special dividend will be funded from the net proceeds of the term loan and excess cash on hand. The remaining $             million will consist of the cancellation of a receivable from Cendant. The purpose of the special dividend is to maximize the consideration to Cendant in connection with the disposition by Cendant of its entire ownership interest in Wright Express through this offering. The receivable has accumulated since March 1, 2001 when we became a wholly owned subsidiary of Cendant and generally consists of funds generated from our operations that have been transferred to Cendant since that date.

Transactions with current and past Cendant affiliates

We have an agreement with PHH Vehicle Management Services, LLC, a subsidiary of Cendant, to provide co-branded payment processing and information management services to its fleet customers. Under this agreement, PHH fleet customers may use our services for vehicle-related expenses. PHH pays us for all purchases made by its fleet customers, and we pay PHH a rebate based on the volume of gallons purchased using these services. The initial term of the agreement is through January 12, 2006, with automatic one-year renewals. Under this agreement, we received approximately $5.9 million, $7.0 million and $6.3 million in net revenue for the years ended December 31, 2002 and December 31, 2003 and the nine months ended September 30, 2004, respectively. We and PHH are currently in discussions to renegotiate certain terms of this agreement.

We also have an agreement with PHH Vehicle Management Services, LLC that allows the fleets to which we provide services to utilize the PHH vehicle maintenance network for maintenance and other vehicle related services. We pay PHH on behalf of the merchants in PHH’s vehicle maintenance network for all transactions made by these fleets using our services at these locations. The initial term of the agreement is through June 2, 2005, with a provision for automatic annual extensions. Under this agreement, we received approximately $12,000, $17,000 and $8,000 in net revenue for the years ended December 31, 2002 and December 31, 2003 and the nine months ended September 30, 2004, respectively.

PHH Vehicle Management Services, LLC also provides us with web hosting and development services in connection with our MasterCard product. PHH performs development work at our expense to enhance or maintain the product and hosts the web-based product. Pursuant to this relationship, we paid PHH approximately $223,000, $361,000 and $199,000 in the years ended December 31, 2002 and December 31, 2003 and the nine months ended September 30, 2004, respectively. Additionally, PHH performed other software development for us in 2000 for which we currently owe PHH approximately $1.5 million and which we anticipate will be repaid or forgiven prior to the completion of this offering.

We have an agreement with PHH Corporation, a subsidiary of Cendant, to provide a $100 million revolving line of credit, with an interest rate of LIBOR plus 112.5 basis points. We anticipate that this line of credit will be terminated prior to the completion of this offering. We borrowed $20.0 million on December 31, 2003 for less than a week at a rate of 2.27%, and all borrowings have been paid in full.

We have an agreement with Cendant Operations, Inc., a subsidiary of Cendant, to provide a MasterCard program. Under this agreement, our bank provides MasterCard purchasing charge cards to various Cendant subsidiaries and affiliates. Cendant pays us for all of its purchase transactions, and we pay Cendant a rebate based on the purchase. The term of the agreement is through August 23, 2005. Under this agreement, we received approximately $33,000 and $194,000 in gross revenue for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with Jackson Hewitt Tax Service Inc., a former subsidiary of Cendant, to provide the Jackson Hewitt CashCard to Jackson Hewitt’s customers. Under the agreement, we provide this MasterCard debit card, branded under the Jackson Hewitt name, to Jackson Hewitt customers which allows these customers to receive their tax refund proceeds on the card. We prepare, produce and distribute to Jackson Hewitt the cards, cardholder agreements and related disclosures, establish a cardholder relationship with the customer and manage the customer’s transactions. As part of the revenue sharing, we pay Jackson Hewitt 50% of the net revenue, which includes interchange revenue received from MasterCard, cardholder fees and interest revenue, less transaction processing costs and direct program support charges, including fraud and credit losses, incurred by us and third-party vendors. The term of the agreement is through September 30, 2005. Under this agreement, we received $219,000, $3.4 million and $2.5 million in gross revenue for the years ended December 31, 2002 and December 31, 2003 and the nine months ended September 30, 2004, respectively.

We have an agreement with Cendant Mortgage Corporation and Bishop’s Gate Residential Mortgage Trust (formerly Cendant Residential Mortgage Trust), subsidiaries of Cendant, to purchase mortgage loans and then resell them to the Federal Home Loan Bank of Seattle, or FHLB. Under this agreement, we buy loans that meet specific underwriting criteria, and Cendant Mortgage continues to service these same loans, regardless of whether we sell these loans to the FHLB. Under this agreement, we received approximately $95,000 in gross revenue for the year ended December 31, 2003. We did not receive any revenue for the year ended December 31, 2002 or the nine months ended September 30, 2004. We no longer purchase mortgage loans under this agreement.

In addition, we hold escrow deposits on behalf of Cendant Mortgage Corporation mortgagees pursuant to a commercial money market deposit account agreement and pay operating interest to Cendant Mortgage on these escrow deposits. The term of this agreement is open ended, and this agreement may be terminated by mutual agreement of the parties. We paid approximately $8,000 and $1.1 million in operating interest expense to Cendant Mortgage for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. We did not pay any operating interest expense to Cendant Mortgage in the year ended December 31, 2002. This agreement is expected to be terminated on or prior to the completion of this offering.

We have an agreement with Terrapin Funding LLC, a subsidiary of Cendant, pursuant to which we purchased asset-backed securities. There are no specific terms or minimum purchase requirements. Under this agreement, we received approximately $116,000 and $281,000 in gross revenue for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with Cendant Car Rental Group, Inc., or CCRG, a subsidiary of Cendant, to provide payment processing and information management services for the refueling purchases of CCRG’s rental fleet. Under this agreement, CCRG pays us for all purchase transactions made through the program. The agreement is secured by a third-party pledge in an amount equal to the credit extension. This agreement was entered into on August 5, 2003, and there is no specific term in the agreement. Under this agreement, we received approximately $59,000 in gross revenue for the nine months ended September 30, 2004 and a nominal amount of gross revenue in the year ended December 31, 2003.

We have an agreement with Budget Rent A Car Systems, Inc., a subsidiary of Cendant, to provide a MasterCard rotating account program. Under this agreement, Budget uses this program for its purchasing needs. Budget pays us for all its purchases made on the rotating account, and we pay Budget a rebate based on the purchase volume. The initial term of the agreement is through April 8, 2007. Under this agreement, we received approximately $32,000 in revenue for the year ended December 31, 2003 and a nominal amount of revenue in the nine months ended September 30, 2004, respectively. We did not receive any revenue for the year ended December 31, 2002.

We have an agreement with Cendant Mobility Services Corporation, a subsidiary of Cendant, to provide a corporate MasterCard program. Under this agreement, Cendant Mobility may offer our MasterCard to its relocation customers. The customer referred by Cendant Mobility enters into a direct contract with us for the extension of credit under the program. We pay Cendant Mobility a fee for providing its sales and servicing function to us based upon the actual expenditures of its customers. The initial term of the agreement is through December 23, 2006. Under this agreement, we received approximately $6,000 in gross revenue for the nine months ended September 30, 2004. We did not receive any revenue for the years ended December 31, 2002 or 2003. We also have an agreement with Cendant Mobility to provide a MasterCard purchasing account program, the term of which is through August 16, 2007. We have not received any revenue under this agreement.

We have an agreement with Cendant Travel Distribution Services, Inc., or TDS, a subsidiary of Cendant, to provide a MasterCard rotating account program. Under this agreement, subsidiaries and affiliates of TDS may participate in the program for their purchasing needs, particularly, their online reservation systems. TDS pays for all purchases made on any rotating accounts, and we pay TDS a rebate based on the purchase volume for all the participating subsidiaries and affiliates on the program. The term of the agreement is through September 23, 2007. Under this agreement, we received approximately $20,000, $351,000 and $686,000 in revenue for the years ended December 31, 2002 and December 31, 2003 and the nine months ended September 30, 2004, respectively.

Principal and selling stockholder

Currently, all of the ownership interests in Wright Express LLC and Wright Express Solutions and Technologies, LLC are beneficially owned by Cendant through its subsidiaries. Prior to the completion of this offering, the interests in Wright Express LLC and Wright Express Solutions and Technologies, LLC will be transferred to us. Cendant beneficially owns all of the outstanding shares of our common stock. Cendant’s principal executive office is located at 9 West 57th Street, New York, New York 10019. All of Cendant’s shares of our common stock are being sold in this offering.

Description of capital stock

In connection with this offering, we will amend and restate our certificate of incorporation and by-laws. The following summary of our capital stock does not relate to our current certificate of incorporation or by-laws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and by-laws that will be in effect immediately prior to the completion of this offering.

Our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock. All of our currently issued and outstanding shares of common stock are held of record by Cendant. No shares of preferred stock are currently outstanding.

The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law. See “Where you can find additional information.”

Common stock

General

Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to preferences that may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore, and, in the event of the liquidation or dissolution of the corporation, is entitled to share ratably in all assets of the corporation remaining after payment of liabilities. Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. The outstanding common stock is validly issued, fully paid, and non-assessable.

Subject to the rights and preferences of the holders of any shares of our preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as the board of directors may declare out of funds legally available. The holders of common stock will possess exclusive voting rights in us, except to the extent the board of directors specifies voting power with respect to any preferred stock issued. Except as described below, holders of common stock are entitled to one vote for each share of common stock, but will not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of common stock sold under this prospectus will be fully paid and non-assessable upon issuance against full payment of the purchase price for such shares. We intend to apply to list our common stock on the New York Stock Exchange.

Certain provisions

Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Ownership restrictions. We are subject to bank regulations that require any entity that controls 5% or more of our common stock to obtain the prior approval of Utah banking authorities and any person or entity who controls 10% or more of our common stock to obtain the prior approval of federal banking regulators. Our certificate of incorporation will require that prior to any transaction that would result in any entity controlling 5% or more of our common stock, such entity must obtain the approval of Utah banking authorities and if any transaction would result in a person or entity controlling 10% or more of our common stock, such person or entity must obtain the prior approval of federal banking authorities. We will require satisfactory evidence of any such approval within 10 days of any such transaction. If any purchaser fails to comply with these provisions, we may, at our option, declare any such holding null and void, or voidable and exercise various other remedies including mandatory redemption and forced sales of such person’s shares.

Classified board of directors. Our board of directors is divided into three classes serving staggered three-year terms, with one-third of the board being elected each year. Our classified board, together with certain other provisions of our certificate of incorporation authorizing the board to fill vacant directorships or increase the size of the board, may prevent a stockholder from removing, or delaying the removal of, incumbent directors, and simultaneously gaining control of the board by filling vacancies created by such removal with his or her own nominees.

Newly created directorships, vacancies and removal. Newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Our certificate of incorporation provides that directors may be removed from office only for cause and only by the affirmative vote of holders of at least 60% of the shares then entitled to vote generally in an election of directors, voting together as a single class.

Special meetings of stockholders. A special meeting of stockholders may be called only by the chairman of the board of directors, the president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors.

Quorum at stockholder meetings. The holders of not less than                  of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder action by written consent. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

Advance notice of stockholder-proposed business at annual meetings. Our by-laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders. A stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

•  a brief description of the business desired to be brought before the annual meeting;

•   the name and address, as they appear on our books, of the stockholder proposing such business;

•  the class and number of our shares which are beneficially owned by the stockholder;

•  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of business by such stockholder and any material interest of the other person in the business; and

•  a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

In addition, the by-laws provide that for a stockholder entitled to vote in the election of directors generally to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not later than:

•  in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders.

•   with respect to a special meeting of stockholders, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

Such stockholder’s notice to the secretary must set forth:

•  the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;

•  a representation that the stockholder is the holder of record of Wright Express common stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each such nominee;

•  a description of all arrangements between such stockholder and each nominee;

•  such other information with respect to each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC; and

•  the consent of each nominee to serve as director of the company if so elected.

Amendments to by-laws. Our certificate of incorporation provides that our board of directors or the holders of at least 60% of the voting power of all shares of our capital stock then entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

Amendment of the certificate of incorporation. Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. However, any proposal to amend, alter, change or repeal the provisions of our certificate of incorporation relating to:

•  the classification of our board of directors;

•  removal of directors;

•  the prohibitions on stockholder action by written consent or stockholder calls for special meetings;

•  amendment of by-laws; or

•  amendment of the certificate of incorporation

requires approval by the affirmative vote of 60% of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Rights plan. Each share of common stock has attached to it one right. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price of $            , subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and             , as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us. A distribution of the rights would occur upon the earlier of:

•  10 business days, or such later date as our board of directors may determine, following a public announcement that any person or group, other than one involving Cendant, has acquired beneficial ownership of 15% or more of the outstanding shares our common stock, other than as a result of repurchases of stock by us or inadvertence by certain stockholders as set forth in the rights agreement; or

•   10 business days, or such later date as our board of directors may determine, after the date of the commencement or the date of first public announcement with respect thereto, whichever is earlier, of a tender offer or exchange offer that would result in any person, group or related persons acquiring beneficial ownership of 15% or more of the outstanding shares of our common stock.

The rights will expire at 5:00 P.M. (New York City time) on                     , 2015, unless such date is extended or the rights are earlier redeemed or exchanged by us.

If any person or group acquires shares representing 15% or more of the outstanding shares of our common stock, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the rights’ exercise price.

Up to and including the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us, we may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash, common stock or other consideration that we deemed appropriate. Promptly upon our election to redeem the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.01 redemption price.

At any time after any person or group acquires 15% or more of outstanding shares of our common stock, and prior to the acquisition by such person or group of fifty percent (50%) or more of outstanding shares of our common stock, our board of directors may exchange the rights, other than rights owned by such person, group or related parties which have become void, in whole or in part, for our common stock at an exchange ratio of             , for holders of our common stock, one share of common stock, for one one-thousandth of a share of our series A junior participating preferred stock of the right, or of a share of a class or series of our preferred stock or other security having equivalent rights, preferences and privileges, per right, subject to adjustment.

Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of our company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration or for common stock of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

Any of the provisions of the rights agreement may be amended by our board of directors prior to the distribution of the rights. After such distribution, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights or to shorten or lengthen any time period under the rights agreement. The foregoing notwithstanding, no amendment may be made at such time as the rights are not redeemable.

The existence of the rights agreement and the rights is intended to deter coercive or partial offers which may not provide fair value to all stockholders and to enhance our ability to represent all of our stockholders and thereby maximize stockholder value.

Delaware law. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•  prior to that date, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•  on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•  any merger or consolidation involving the corporation and the interested stockholder;

•  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Dividends

Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. In the case of a stock dividend or distribution, holders of common stock are entitled to receive the same percentage dividend or distribution as holders of each other classes of stock, except that stock dividends and distributions shall be made only in shares of common stock to the holders of common stock.

Preferred stock

The board of directors, without further action by the holders of common stock, may issue shares of preferred stock. The board of directors is vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any series of shares of preferred stock, and to fix the number of shares constituting any such series.

The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the corporation through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings for the issuance of preferred stock and the board of directors has no present intention to issue any shares of preferred stock.

Limitation of liability and indemnification of directors and officers

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•  any breach of the director’s duty of loyalty to us or our stockholders;

•  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•  any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the Delaware General Corporation Law, our certificate of incorporation and by-laws provide that:

•  we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We intend to enter into separate indemnification agreements with each of our directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors against liabilities that may arise by reason of their status or service as directors, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                     .

Shares eligible for future sale

Upon completion of this offering,              shares of our common stock will be outstanding (assuming no exercise of the underwriters’ over-allotment option to purchase up to an additional              shares). The              shares sold in this offering (             shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction under the Securities Act except for any such shares held at any time by an affiliate of us, as such term is defined under Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•  1.0% of the number of shares of common stock then outstanding, which will equal approximately              shares immediately after this offering; or

•  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock options and restricted stock grants

We intend to grant options to purchase our common stock at the time of this offering. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock issued or reserved for issuance under our 2005 Equity and Incentive Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of common stock registered under any such registration statement and issued upon exercise of such options will be available for sale in the open market, unless such shares of common stock are subject to vesting restrictions imposed by us or the lock-up restrictions described in this prospectus.

Lock-up agreements

As of the date of this prospectus, we, our directors and executive officers, and certain other individuals have agreed that, with limited exceptions, for a period of 180 days after the date of this prospectus, we and they may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers and other individuals in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described in the preceding two paragraphs will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension.

Notwithstanding anything contained in the lock-up agreements, we may issue and sell common stock pursuant to any stock option plan or stock ownership plan of ours in effect at the time of the pricing of this offering and upon the conversion of securities or the exercise of warrants outstanding at the time of the pricing of this offering and up to 5% of the number of shares of common stock then outstanding as consideration in connection with acquisitions, provided that the recipients agree to the restrictions in the lock-up agreements. Individuals may also transfer securities subject to the lock-up agreements as bona fide gifts or to a trust for the direct or indirect benefit of such individual or his or her “immediate family,” provided that the recipient agrees to the restrictions in the lock-up agreements.

Material U.S. federal tax considerations for

non-U.S. holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion assumes that a non-U.S. holder holds our common stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, including, without limitation, non-U.S. holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates; non-U.S. holders that hold their common stock through pass-through entities; and non-U.S. holders that acquire their common stock through the exercise of employee stock options or otherwise as compensation. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction.

You should consult your own tax advisor regarding the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under U.S. state or local, or non-U.S., law.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as:

•  a non-resident alien individual;

•  a corporation organized under the laws of a jurisdiction other than the United States, any state, or the District of Columbia;

•  a trust other than a trust over whose administration a United States court can exercise primary supervision and for which one or more United States persons have the authority to control all substantial decisions; or

•  an estate other than an estate the income of which is subject to United States federal income tax regardless of its source.

Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be non-U.S. holders for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) is a non-U.S. holder, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A non-U.S. holder that is a partnership and partners in such partnership should consult their tax advisors regarding the United States federal income tax consequences of holding and disposing of our common stock.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a non-U.S. holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We will generally not be required to withhold U.S. federal income tax from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly executed IRS Form W-8ECI, stating that the dividends are so effectively connected). Instead, such dividends will be subject to U.S. federal income tax on a net income basis, generally in the same manner as if you were a United States person. If you are a foreign corporation, your effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments and exceptions.

Gain on sale or disposition of common stock

A non-U.S. holder will generally not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of our common stock. However, you will be taxed on such gain if:

•  the gain is effectively connected with your conduct of a trade or business in the United States (and, in the event that certain tax treaty provisions apply, the gain is attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed place of business));

•  you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met; or

•  you are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and you have held more than five percent of our common stock within the five-year period ending on the date of the sale or other disposition and no treaty exception is applicable.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report will be sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We will generally not be required to apply backup withholding to dividends that we pay to you if you have provided an appropriate certification of your U.S. federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have actual knowledge that you are a U.S. person. Generally, you will provide such certification on an IRS Form W-8BEN.

Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. U.S. federal information reporting requirements (but not backup withholding) will generally also apply to a payment of disposition proceeds by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the non-U.S. holder establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them, including the availability of and procedure for obtaining an exemption from backup withholding.

Federal estate tax

An individual non-U.S. holder who at the time of his death is treated as the owner of an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Underwriting

We and Cendant are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters and Cendant. Subject to the terms and conditions of the underwriting agreement, Cendant has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc
Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to purchase all the common stock offered by Cendant if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to Cendant per share of common stock. The underwriting fee is

$             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and Cendant assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Wright Express		Paid by Cendant
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Per share	$—	$	$	$
Total	$—	$	$	$

Cendant will pay the total expenses of this offering, which we estimate, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We will pay any expenses, including underwriting discounts and commissions, in connection with the exercise by the underwriters of their option to purchase additional shares.

We have directed the underwriters to reserve up to                      shares of common stock for sale to our directors, officers and employees at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, subject to limited exceptions without the prior written consent of the representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Shares eligible for future sale—Lock-up agreements.”

We, our directors and executive officers, and certain other individuals have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives of the underwriters, (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The 180-day restricted period described in the preceding two paragraphs will be extended if during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period; in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension. See “Shares eligible for future sale—lock-up agreements.”

We and Cendant have each agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol WXS.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we, Cendant and the representatives of the underwriters expect to consider a number of factors including:

•  the information set forth in this prospectus and otherwise available to the representatives;

•  our prospects and the history and prospects for the industry in which we compete;

•  an assessment of our management;

•  our prospects for future earnings;

•  the general condition of the securities markets at the time of this offering;

•  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•  other factors deemed relevant by the underwriters, us and Cendant.

Neither we, Cendant nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Concurrently with the closing of this offering, we intend to enter into a new credit facility that will provide for borrowings of up to $     million for which J.P. Morgan Securities Inc., one of the underwriters of this offering, or an affiliate, will receive a customary arrangement fee and other fees.

Legal counsel

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York in connection with this offering. Kirkland & Ellis LLP, New York, New York, is representing the underwriters.

Experts

The combined financial statements as of December 31, 2003 and 2002, and for each of the years then ended and for the ten-month period ended December 31, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of Statements of Financial Accounting Standards Nos. 123 in 2003 and 142 in 2002 and related party transactions, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, certain items of which are omitted as permitted by the rules and regulations of the SEC. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the material containing this information may be obtained from the SEC upon payment of the prescribed fees. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the periodic reporting and other information requirements of the Exchange Act and will file periodic reports, proxy statements and other information with the SEC. Such reports may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

I ndex to Combined Financial Statements

Wright Express

Combined Balance Sheets

(Unaudited)

(In thousands)

	September 30, 2004	December 31, 2003
Assets
Cash and cash equivalents	$28,974	$22,134
Accounts receivable (less reserve for credit losses of $4,452 in 2004 and $5,499 in 2003)	454,133	302,317
Due from related parties	97,501	63,087
Available-for-sale securities, at fair value	17,869	17,601
Property, equipment and capitalized software, net	35,222	36,139
Goodwill and intangible assets, net	137,468	137,468
Other assets	6,935	4,864

Total assets	$778,102	$583,610

Liabilities and Member’s Equity
Accounts payable	$211,648	$125,666
Accrued expenses	11,281	9,788
Deposits	160,746	91,818
Borrowed federal funds	37,026	23,966
Deferred income taxes	327	321
Other liabilities	525	1,243
Due to related parties	81,199	72,476

Total liabilities	502,752	325,278

Commitments and contingencies (note 11)

Member’s Equity
Member’s contribution	182,379	182,379
Retained earnings	92,962	75,929
Other comprehensive income, net of tax:
Net unrealized gain on available-for-sale securities	9	24

Accumulated other comprehensive income	9	24

Total member’s equity	275,350	258,332

Total liabilities and member’s equity	$778,102	$583,610

See notes to interim combined financial statements.

Wright Express

Combined Statements of Income

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2004	2003
Revenues
Payment processing revenue	$94,875	$79,257
Transaction processing revenue	13,871	12,339
Account servicing revenue	15,741	14,228
Finance fees	6,895	5,186
Other	7,342	6,142

Total revenues	138,724	117,152

Expenses
Salary and other personnel	36,774	35,076
Service fees	6,802	7,458
Provision for credit losses	6,233	7,045
Technology leasing and support	5,947	4,305
Occupancy and equipment	4,284	3,546
Postage and shipping	2,031	1,764
Communications	1,428	1,369
Depreciation and amortization	5,850	5,455
Operating interest expense	3,824	3,193
Operating interest income	(2,121)	(957)
Other	7,187	6,409

Total expenses	78,239	74,663

Income before income taxes	60,485	42,489
Provision for income taxes	23,528	16,655

Net income	$36,957	$25,834

See notes to interim combined financial statements.

Wright Express

Combined Statements of Member’s Equity

(Unaudited)

(In thousands)

	Member’s Contribution	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity
Balance, December 31, 2003	$182,379	$75,929	$24	$258,332
Dividends paid	-	(19,924)	-	(19,924)
Comprehensive income:
Net income	-	36,957	-	36,957
Change in net unrealized gain on available-for-sale securities, net of tax of $(9)	-	-	(15)	(15)

Total comprehensive income				36,942

Balance, September 30, 2004	$182,379	$92,962	$9	$275,350

See notes to interim combined financial statements.

Wright Express

Combined Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2004	2003
Cash Flows from Operating Activities
Net income	$36,957	$25,834
Adjustments to reconcile net income to net cash used for operating activities:
Depreciation and amortization	5,850	5,455
Provision for credit losses	6,233	7,045
Loss on disposal of property and equipment	802	295
Loss on cash flow hedges	144	185
Changes in operating assets and liabilities:
Accounts receivable	(158,049)	(109,567)
Other assets	(2,047)	(627)
Accounts payable	85,982	56,590
Accrued expenses	1,493	(3,190)
Other liabilities	(718)	67
Due to/from related parties	(5,691)	2,542

Net cash used for operating activities	(29,044)	(15,371)

Cash Flows from Investing Activities
Purchases of property and equipment	(7,047)	(9,947)
Purchases of available-for-sale securities	(980)	(15,000)
Purchases of Federal Home Loan Bank stock	(43)	(1,272)
Purchases of option contracts	(144)	(111)
Sales of property and equipment	1,346	-
Maturities of available-for-sale securities	688	-

Net cash used for investing activities	(6,180)	(26,330)

Cash Flows from Financing Activities
Dividends paid	(19,924)	-
Repayment of related party line-of-credit	(20,000)	-
Net increase in deposits	68,928	75,154
Net increase (decrease) in borrowed federal funds	13,060	(23,322)

Net cash provided by financing activities	42,064	51,832

Net increase in cash and cash equivalents	6,840	10,131
Cash and cash equivalents, beginning of period	22,134	14,439

Cash and cash equivalents, end of period	$28,974	$24,570

Interest paid	$3,861	$3,384

No taxes were paid during the nine months ended September 30, 2004 and 2003.

See notes to interim combined financial statements.

Wright Express

Notes to Interim Combined Financial Statements (Unaudited)

(In thousands)

1.	Nature of the business and basis of presentation

Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC provide payment processing and information management services to the U.S. vehicle fleet industry. The accompanying Combined Financial Statements include the accounts and transactions of Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC (collectively, the “Company” or “Wright Express”). The Company is a Delaware Limited Liability Company and a wholly owned subsidiary of PHH Corporation, which is a wholly owned subsidiary of Cendant Corporation (“Cendant”). Wright Express Financial Services Corporation (“FSC”) is a wholly owned subsidiary of Wright Express, LLC, a Utah-chartered industrial loan corporation that is regulated, supervised and regularly examined by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”). The FDIC insures the deposits of FSC for up to $100 per depositor. All intercompany transactions and balances have been eliminated.

In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the nine months ended September 30, 2004 may not be indicative of the results that may be expected for the full fiscal year.

The Company has one reportable segment, which has one product group. This segment structure was determined based upon how management views and evaluates the Company’s operations.

2.	Summary of significant accounting policies

Use of estimates

The combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. Among the more significant estimates made by management are those that relate to reserves for credit losses, which are discussed in more detail below.

Stock-based compensation

Under Cendant’s existing stock-based compensation plans, Cendant common stock awards are granted to the Company’s employees. Prior to January 1, 2003, the Company measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board (“APB”) Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company did not recognize compensation expense upon the issuance of its stock options to employees because the option terms were fixed and the exercise price equaled the market price of the underlying common stock on the date of grant. Therefore, the Company did not record compensation expense upon Cendant’s issuance of common stock options to the Company’s employees.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

On January 1, 2003, Cendant and the Company adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the FASB to be the preferable accounting method for stock-based employee compensation. Cendant and the Company also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting. As a result, Cendant and the Company now expense all employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As the Company elected to use the prospective transition method, the Company has recognized expense only for employee stock awards that were granted or modified subsequent to December 31, 2002.

The following table illustrates the effect on net income as if the fair value based method had been applied to all employee stock awards granted by Cendant to the Company’s employees for all periods presented:

	Nine Months Ended September 30,
	2004	2003
Reported net income	$36,957	$25,834
Add back:
Stock-based employee compensation expense included in reported net income, net of tax	358	123
Less:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	366	422

Pro forma net income	$36,949	$25,535

Revenue recognition

The Company provides payment processing and information management services to the vehicle fleet industry in the United States through its proprietary closed network of major oil companies, fuel retailers and vehicle maintenance providers. The Company’s closed network allows for collection of information from the transactions processed, which it collects at the point of sale. The Company provides its services to companies with vehicle fleets, as well as in conjunction with fleet management, automotive manufacturer and major oil companies, with which the Company maintains strategic relationships.

The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers who participate in the proprietary closed network. These agreements specify that a transaction is considered captured when the Company has validated the transaction has no errors and has accepted and posted the data to the Company’s records.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

Revenue consists of:

Payment processing revenue

The Company earns revenue by processing payments to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships. The Company enters into agreements with the major oil companies, fuel retailers and vehicle maintenance providers for the acceptance of purchases of products and services by the customers serviced by the Company, and the terms and conditions of the fees assessed by the Company for processing these payments. The fee charged to the major oil company, fuel retailer or vehicle maintenance provider is generally based upon a percentage of the amount purchased by the customers serviced by the Company; however, it may be based on a fixed amount charged per transaction or a combination of both. The processing fee is deducted from the Company’s payment to the major oil company, fuel retailer or vehicle maintenance provider for the amount purchased by the Company’s customer or the customer of the Company’s strategic relationships and recorded as payment processing revenue at the time the transaction is captured. The Company also earns payment processing revenue from MasterCard-accepting vendors in a similar manner by issuing a corporate MasterCard charge card.

Transaction processing revenue

The Company earns revenue by processing transactions on behalf of certain of the Company’s strategic relationships. The Company enters into agreements with these strategic relationships that outline the terms and conditions of the services provided. The Company charges a fixed per transaction fee for performing the transaction processing services. Revenue is recorded at the time the transaction is captured.

Account servicing revenue

The Company earns account servicing revenue by assessing monthly fees to the Company’s customers, certain of the Company’s strategic relationships and the customers of the Company’s strategic relationships. The Company receives these fees for providing proprietary services, primarily vehicle data and monthly reports based on the number of vehicles serviced. The services the Company performs may vary depending upon the terms of the contract. The Company recognizes these fees as revenue during the month the data is maintained or the report is delivered.

Finance fees

The Company earns revenue by assessing finance fees to customers and the customers of the Company’s strategic relationships with overdue balances. These customers are contractually obligated to pay finance fees. The Company recognizes the finance fees as revenue; net of a provision to estimate uncollectible amounts at the time the fees are assessed.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

Other

Other revenues include fees from providing ancillary services, such as, consulting and information services and marketing services to the Company’s customers and strategic relationships and other companies related to the fleet payment processing industry. In addition, interest earned on investments in available-for-sale securities and dividend income earned on equity investments are included in other revenues. The Company recognizes the fees as revenue in the period that the services are performed and the interest and dividend income in the period it is earned.

Recent Accounting Pronouncement

In March 2004, the FASB ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Subsequently, in September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on the financial statements.

3.	Reserves for credit losses

The following table presents changes in reserves for credit losses related to accounts receivable:

	Nine Months Ended September 30, 2004	Year Ended December 31, 2003
Balance, beginning of period	$5,499	$4,926
Provision for credit losses	6,233	9,431
Charge-offs	(9,617)	(11,810)
Recoveries of amounts previously charged-off	2,337	2,952

Balance, end of period	$4,452	$5,499

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

4.	Available-for-sale securities

The Company’s available-for-sale securities as of September 30, 2004 and December 31, 2003 are presented below:

September 30, 2004	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA mortgage-backed securities	$2,791	$161	$157	$2,795
Auto-lease backed securities	14,585	-	-	14,585

Asset-backed securities	17,376	161	157	17,380
Other equity securities	478	11	-	489

Total available-for-sale securities	$17,854	$172	$157	$17,869

December 31, 2003	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA mortgage-backed securities	$2,562	$39	$-	$2,601
Auto-lease backed securities	15,000	-	-	15,000

Asset-backed securities	$17,562	$39	$-	$17,601

The gross unrealized losses related to the FNMA mortgage-backed securities were due to changes in interest rates. These gross unrealized losses have been in such a position for less than twelve months. The Company’s management has determined that the gross unrealized losses on its investment securities at September 30, 2004 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company’s fixed income securities are rated investment grade or better.

The Company had maturities of $688 of available-for-sale securities for the nine months ended September 30, 2004. No realized gains or losses were incurred as a result of these maturities. There were no sales or maturities of available-for-sale securities for the year ended December 31, 2003.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

The maturity dates of the Company’s available-for-sale securities are as follows:

	September 30, 2004		December 31, 2003
	Cost	Fair Value	Cost	Fair Value
Due within 1 year	$–	$–	$–	$–
Due after 1 year through 5 years	14,585	14,585	15,000	15,000

	14,585	14,585	15,000	15,000
Mortgage-backed securities due to mature in 30 years	2,791	2,795	2,562	2,601
Other equity securities with no maturity dates	478	489	–	–

Total	$17,854	$17,869	$17,562	$17,601

5.	Property, equipment and capitalized software, net

Property, equipment and capitalized software, net, consist of:

	September 30, 2004	December 31, 2003
Furniture, fixtures and equipment	$15,540	$17,925
Computer software	18,589	14,495
Software under development	18,877	18,769
Leasehold improvements	2,387	2,387

	55,393	53,576
Less: accumulated depreciation and amortization	(20,171)	(17,437)

Total	$35,222	$36,139

6.	Goodwill and other intangibles

Intangible assets consist of:

	September 30,			December 31,
	2004			2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Technology(a)	$2,472	$(2,472)	$-	$2,472	$(2,472)	$-

Unamortized Intangible Assets
Goodwill(c)			$135,047			$135,047
Trademark(b)(d)			2,421			2,421

Total			$137,468			$137,468

(a)	Amortized over 16 months. The gross carrying amount of $2,472 reflects the allocation of the purchase price.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

(b)	Comprised of the Company’s tradename, which is expected to generate future cash flows for an indefinite period of time.

(c)	The amount of the purchase price which was allocated to goodwill at March 1, 2001 totaled $137,921.

(d)	The amount of the purchase price which was allocated to trademark at March 1, 2001 totaled $2,472.

No amortization expense was recorded for the nine months ended September 30, 2004 and 2003.

7.	Accounts payable

Accounts payable consist of:

	September 30, 2004	December 31, 2003
Merchants payable(a)	$202,847	$123,206
Trade accounts payable	8,661	2,347
Other payables	140	113

Total	$211,648	$125,666

(a)	Merchants payable consist of amounts owed to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships.

8.	Deposits

Certificates of deposit

At September 30, 2004 and December 31, 2003, scheduled maturities of certificates of deposit of $1,500 and $86,604, respectively, were one year or less. All certificates of deposit are brokered certificates of deposit. The brokered certificates of deposit are issued in denominations greater than $100. However, the broker is required to issue the individual certificates of deposit in denominations of $100 or less.

The weighted average cost of funds on certificates of deposit approximated 2.05% and 1.45% at September 30, 2004 and December 31, 2003, respectively.

Non-interest bearing deposits

The Company may require customers to make collateral deposits for their credit accounts. These deposits approximated $4,464, and $4,811 at September 30, 2004 and December 31, 2003, respectively.

Money market deposits

The Company accepts mortgage escrow deposits in the form of money market deposits. These deposits approximated $154,782 and $403 at September 30, 2004 and December 31, 2003, respectively.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

9.	Borrowed federal funds

The Company had federal funds lines-of-credit totaling $65,000 and $85,000 available at September 30, 2004 and December 31, 2003, respectively. These lines-of-credit were with various financial institutions and had an average rate of 1.77% and 1.14% for the nine months ended September 20, 2004 and the year ended December 31, 2003, respectively. Of the amounts available on the federal funds lines-of-credit, the Company had $37,026 and $23,966 outstanding at September 30, 2004 and December 31, 2003, respectively.

10.	Related parties

Due from related parties consists of:

	September 30, 2004	December 31, 2003
Amounts due from PHH Corporation:
Invested cash	$88,619	$58,276
Amounts due from PHH ARVAL:
Accounts receivable	8,882	4,811

Total	$97,501	$63,087

PHH Corporation

In the ordinary course of business, PHH Corporation sweeps cash from the Company’s bank accounts. The Company’s interest income related to intercompany invested cash balances totaled $2,121 and $957 for the nine months ended September 30, 2004 and 2003, respectively. These amounts are reflected in operating interest income in the Combined Statements of Income.

PHH ARVAL

In the ordinary course of business, PHH ARVAL, a wholly owned subsidiary of PHH Corporation, uses the Company’s payment processing services. The Company earns revenue on a percentage of the total gasoline purchased by the clients of PHH ARVAL. Revenues earned for the nine months ended September 30, 2004 and 2003 totaled $6,350 and $5,281, respectively, and are included in payment processing revenue on the Combined Statements of Income.

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

Due to related parties consists of:

	September 30, 2004	December 31, 2003
Amounts due to (from) Cendant:
Income taxes payable	$72,703	$49,194
Payroll-related charges	3,281	3,400
Corporate allocations	221	214
MasterCard line-of-credit	5,547	-
Certificate of deposit	(1,500)	(1,500)
Cash on hand	(553)	(332)

	79,699	50,976

Amounts due to PHH Corporation:
Line-of-credit borrowing	-	20,000

Amounts due to PHH ARVAL:
Software license fee	1,500	1,500

Total	$81,199	$72,476

Cendant

The Company’s income tax liability is paid by Cendant as part of the consolidated state and federal income tax filings of Cendant and its related entities. The Company has recorded its share of income taxes payable at September 30, 2004 and December 31, 2003 within the due to related parties line on the Combined Balance Sheets.

The Company’s payroll and related expenses are administered by Cendant. The Company reimburses Cendant for the administration and the related cost of the payroll expenses.

The Company is allocated general corporate overhead expenses from Cendant for various corporate-related functions, as well as other expenses directly attributable to the Company’s operations. Cendant allocates corporate overhead to the Company based on a percentage of the Company’s forecasted revenues and allocates other expenses that directly benefit the Company based on the Company’s actual utilization of the services. Corporate expense allocations include executive management, insurance, human resources, telecommunications, real estate and tax services. These amounts are included in other expenses in the Combined Statements of Income. The Company believes the assumptions and methodologies underlying the allocations of general corporate overhead and direct expenses from Cendant to the Company are reasonable and comparable to the amounts that would have been incurred if the Company had performed these functions as a stand-alone company. The Company paid $2,409 and $1,903 to Cendant related to these expenses, for the nine months ended September 30, 2004 and 2003, respectively.

All allocated overhead expenses as well as direct charges are included in the due to related parties line item on the Combined Balance Sheets. Cendant uses cash swept from the

Wright Express

Notes to Interim Combined Financial Statements

(Unaudited)—(continued)

(In thousands)

Company’s bank accounts to fund these disbursements. Cendant did not charge interest on these balances during any period presented within the Combined Financial Statements.

At September 30, 2004 and December 31, 2003, the Company had issued a certificate of deposit of $1,500 to Cendant to collateralize the MasterCard line-of-credit that the Company had issued on Cendant’s behalf in accordance with FDIC rules. The amount has been included in the due to related parties line on the Combined Balance Sheet, as it will be used to settle amounts currently due to Cendant. Additionally, at September 30, 2004 and December 31, 2003, the Company had cash on hand from Cendant which was subsequently used to repay a portion of the outstanding balance on the MasterCard line-of-credit.

PHH Corporation

The Company participates in a $100,000 revolving line-of-credit agreement with PHH Corporation, which bears interest at LIBOR plus an agreed-upon margin. At December 31, 2003, the Company had $20,000 outstanding with PHH Corporation at a rate of 2.27% which was repaid on January 2, 2004. Interest expense incurred was not material to the Combined Statements of Income.

PHH ARVAL

At September 30, 2004 and December 31, 2003, the Company had an outstanding balance of $1,500 payable to PHH ARVAL for a software-licensing fee. Amounts payable to PHH ARVAL are included as due to related parties in the Combined Balance Sheets. No interest was charged by PHH ARVAL or received by the Company in any period presented with respect to related party activity with PHH ARVAL.

11.	Commitments and Contingencies

On October 14, 2003, the bankruptcy trustee of Enron Corporation filed a complaint against the Company for preference and fraudulent transfer claims in the United States Bankruptcy Court for the Southern District of New York. Additional claims were added by way of an amended complaint filed on December 1, 2003. The total claim was $3,305. Although the Company believes the claims are without merit, it cannot predict the ultimate outcome of this matter. However, using management’s best estimates based on similar historical cases and in consideration of the facts of the case in 2003, the Company recorded a legal reserve of $450, which is included in accrued expenses in the Combined Balance Sheet at September 30, 2004 and December 31, 2003.

In addition, the Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

******

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of

    Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC

We have audited the accompanying combined balance sheets of Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC (collectively the “Company” or “Wright Express”), a wholly owned subsidiary of PHH Corporation, which is a wholly owned subsidiary of Cendant Corporation (“Cendant”), as of December 31, 2003 and 2002, and the related combined statements of income, member’s equity and cash flows for each of the years then ended and for the ten-month period ended December 31, 2001. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, the results of its operations and cash flows for each of the years then ended and for the ten-month period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the combined financial statements, on January 1, 2003, the Company prospectively adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation.” Also, as discussed in Note 2, on January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

As discussed in Note 1, the Company is a wholly owned subsidiary of PHH Corporation, which is a wholly owned subsidiary of Cendant. Included in Note 11 to the Combined Financial Statements are transactions with related parties of the Company.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

November 22, 2004

Wright Express

Combined Balance Sheets

(In thousands)

	December 31,
	2003	2002
Assets
Cash and cash equivalents	$22,134	$14,439
Accounts receivable (less reserve for credit losses of $5,499 in 2003 and $4,926 in 2002)	302,317	250,272
Due from related parties	63,087	40,521
Available-for-sale securities, at fair value	17,601	-
Property, equipment and capitalized software, net	36,139	31,987
Deferred income taxes, net	-	874
Goodwill and intangible assets, net	137,468	137,468
Other assets	4,864	3,054

Total assets	$583,610	$478,615

Liabilities and Member’s Equity
Accounts payable	$125,666	$102,126
Accrued expenses	9,788	9,565
Deposits	91,818	63,894
Borrowed federal funds	23,966	46,024
Deferred income taxes, net	321	-
Other liabilities	1,243	646
Due to related parties	72,476	32,720

Total liabilities	325,278	254,975

Commitments and contingencies (note 14)

Member’s Equity
Member’s contribution	182,379	182,379
Retained earnings	75,929	41,289
Other comprehensive income (loss), net of tax:
Net unrealized gain on available-for-sale securities	24	-
Net unrealized derivatives losses	-	(28)

Accumulated other comprehensive income (loss)	24	(28)

Total member’s equity	258,332	223,640

Total liabilities and member’s equity	$583,610	$478,615

See notes to combined financial statements.

Wright Express

Combined Statements of Income

(In thousands)

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Revenues
Payment processing revenue	$105,263	$83,730	$65,715
Transaction processing revenue	16,490	11,945	9,833
Account servicing revenue	19,118	18,039	14,862
Finance fees	7,650	5,466	4,791
Other	8,418	7,421	7,760

Total revenues	156,939	126,601	102,961

Expenses
Salary and other personnel	47,205	42,058	34,391
Service fees	9,661	5,092	3,331
Provision for credit losses	9,431	4,977	4,080
Technology leasing and support	6,114	5,478	3,809
Occupancy and equipment	4,656	4,387	2,648
Postage and shipping	2,381	2,150	1,855
Communications	1,853	2,171	1,712
Depreciation and amortization	7,284	8,075	8,246
Operating interest expense	4,208	4,835	6,787
Operating interest income	(1,393)	(763)	—
Other	8,605	8,018	5,687

Total expenses	100,005	86,478	72,546

Income before income taxes	56,934	40,123	30,415
Provision for income taxes	22,294	15,702	13,547

Net income	$34,640	$24,421	$16,868

See notes to combined financial statements.

Wright Express

Combined Statements of Member’s Equity

(In thousands)

	Member’s Contribution	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity
Balance, March 1, 2001 (date of inception)	$182,379	$-	$-	$182,379
Comprehensive income:
Net income	-	16,868	-	16,868

Balance, December 31, 2001	182,379	16,868	-	199,247
Comprehensive income:
Net income	-	24,421	-	24,421
Change in net unrealized derivatives losses, net of tax of $(17)	-	-	(28)	(28)

Total comprehensive income				24,393

Balance, December 31, 2002	182,379	41,289	(28)	223,640
Comprehensive income:
Net income	-	34,640	-	34,640
Derivatives losses reclassified to earnings, net of tax of $17	-	-	28	28
Change in net unrealized gain on available-for-sale securities, net of tax of $15	-	-	24	24

Total comprehensive income				34,692

Balance, December 31, 2003	$182,379	$75,929	$24	$258,332

See notes to combined financial statements.

Wright Express

Combined Statements of Cash Flows

(In thousands)

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Cash Flows from Operating Activities
Net income	$34,640	$24,421	$16,868
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	7,284	8,075	8,246
Deferred taxes	1,165	1,302	2,510
Provision for credit losses	9,431	4,977	4,080
Loss on disposal of property and equipment	267	507	9
Loss on cash flow hedges	170	209	502
Changes in operating assets and liabilities:
Accounts receivable	(61,476)	(47,929)	54,528
Other assets	(392)	(282)	(568)
Accounts payable	23,540	(203)	(23,148)
Accrued expenses	223	(781)	(5,012)
Other liabilities	597	(2,665)	(4,487)
Due to/from related parties	(2,780)	580	(19,732)

Net cash provided by (used for) operating activities	12,669	(11,789)	33,796

Cash Flows from Investing Activities
Purchases of property and equipment	(11,700)	(14,776)	(16,710)
Purchases of available-for-sale securities	(17,562)	-	-
Purchases of Federal Home Loan Bank stock	(1,510)	(2)	-
Purchases of option contracts	(111)	(283)	(325)
Sales of option contracts	-	-	271
Sales of property and equipment	43	51	-

Net cash used for investing activities	(30,840)	(15,010)	(16,764)

Cash Flows from Financing Activities
Borrowing on related party line-of-credit	20,000	-	-
Net increase (decrease) in deposits	27,924	(13,755)	(43,373)
Net increase (decrease) in borrowed federal funds	(22,058)	41,395	4,629

Net cash provided by (used for) financing activities	25,866	27,640	(38,744)

Net increase (decrease) in cash and cash equivalents	7,695	841	(21,712)
Cash and cash equivalents, beginning of period	14,439	13,598	35,310

Cash and cash equivalents, end of period	$22,134	$14,439	$13,598

Interest paid	$4,289	$6,197	$7,764

No taxes were paid during the years ended December 31, 2003 or 2002 or during the ten month period from March 1 to December 31, 2001.

See notes to combined financial statements.

Wright Express

Notes to Combined Financial Statements

(In thousands)

1.	Nature of the business and basis of presentation

Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC provide payment processing and information management services to the U.S. vehicle fleet industry. The accompanying Combined Financial Statements include the accounts and transactions of Wright Express LLC and its wholly owned subsidiaries and Wright Express Solutions and Technologies, LLC (collectively, the “Company” or “Wright Express”). The Company is a Delaware Limited Liability Company and a wholly owned subsidiary of PHH Corporation, which is a wholly owned subsidiary of Cendant Corporation (“Cendant”). Wright Express Financial Services Corporation (“FSC”) is a wholly owned subsidiary of Wright Express, LLC, a Utah-chartered industrial loan corporation that is regulated, supervised and regularly examined by the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation (“FDIC”). The FDIC insures the deposits of FSC for up to $100 per depositor. All intercompany transactions and balances have been eliminated.

The Company was acquired by Cendant on March 1, 2001 as part of Cendant’s purchase of Avis Group Holdings (“Avis”). The acquisition was accounted for using the purchase method of accounting.

The Company has one reportable segment, which has one product group. This segment structure was determined based upon how management views and evaluates the Company’s operations.

2.	Summary of significant accounting policies

Use of estimates

The combined financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. Among the more significant estimates made by management are those that relate to reserves for credit losses, which are discussed in more detail below.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents include federal funds sold, which are unsecured short-term investments entered into with financial institutions.

Accounts receivable

Accounts receivable principally represent amounts due from fleet customers, fleet management companies, automotive manufacturers and major oil companies which have utilized payment processing and information management services.

The Company’s reserve for credit losses relating to accounts receivable is established through a provision that is charged to expense, and represents an amount deemed sufficient to absorb management’s estimate of probable credit losses. The reserve reflects management’s estimate of

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

uncollectible balances resulting from credit and fraud losses and is based on an ongoing review of the entire accounts receivable portfolio, past loss experience, and current economic conditions that may affect the customers’ ability to pay. Accounts are charged against the reserve when determined by management to be uncollectible. While management believes it uses the best information available to establish this reserve, future adjustments to the reserve may become necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Concentrations of credit risk related to accounts receivable are limited due to the large number of customers included in the Company’s accounts receivable portfolio and their dispersion across many different industries and geographies within the United States.

Off-balance sheet financial instruments

In the ordinary course of business, the Company enters into off-balance sheet financial agreements by making commitments to extend credit. Such financial instruments are not recorded in the Combined Financial Statements until the commitment has been fulfilled, the credit has been extended and amounts are funded to the counterparty. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Combined Balance Sheets (see Note 14—Commitments and contingencies).

Investments

The Company’s investment portfolio primarily consists of available-for-sale securities, comprising Federal National Mortgage Association (“FNMA”) mortgage-backed securities and auto lease-backed securities issued by an affiliate. While the Company’s intent is to hold debt securities to maturity, consistent with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company has classified all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities may be sold prior to maturity in response to changes in interest rates, changes in prepayment risk or for asset/liability management purposes. Realized gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific identification method. These securities are carried at fair value with net unrealized gains and losses (net of taxes) reported within accumulated other comprehensive income (loss) on the Combined Balance Sheets. Fair value is generally based on quoted market prices.

The Company also has an investment in the stock of the Federal Home Loan Bank (“FHLB”), which is carried at cost and not considered a readily marketable security. This investment is included in other assets on the Company’s Combined Balance Sheet.

Property, equipment and capitalized software

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense, while significant improvements are capitalized.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

The Company purchases and develops software that is used internally. Software development costs are capitalized based upon Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Internal-use software development costs are tracked based upon development lifecycle phases and are capitalized once (i) management approves and funds the functional system design, (ii) project feasibility has been determined, and (iii) it is deemed probable that the project will be completed and the software will be used to perform the function intended. Costs incurred prior to meeting these qualifications are expensed as incurred. Capitalization of costs ceases when the project is substantially completed and ready for its intended use. Software development costs may become impaired in situations where development efforts are abandoned due to the viability of the planned project becoming doubtful or due to technological obsolescence of the planned software project.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Category	Useful Life
Furniture, fixtures and equipment	3 - 7 years
Computer software	18 months - 7 years

Capitalized leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term (ranging from 5 - 10 years).

Goodwill and identifiable intangible assets

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” in its entirety. Prior to the adoption, all intangible assets (including goodwill) were amortized over the estimated periods to be benefited, on a straight-line or accelerated basis. Therefore, the results of operations for the period March 1 to December 31, 2001 reflect the amortization of goodwill and indefinite-lived intangible assets through December 31, 2001, while the results of operations for the years ended December 31, 2003 and 2002 do not reflect such amortization (see below for pro forma disclosure depicting the Company’s results of operations during 2001 after applying the non-amortization provisions of SFAS No. 142). In connection with SFAS No. 142, the Company is required to assess goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred.

The Company assesses goodwill for such impairment by comparing the carrying value of its reporting unit to its fair value. The Company has only one reporting unit. The Company determines the fair value of its reporting unit utilizing discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples to corroborate the discounted cash flow results.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

The Company performed its initial impairment assessment as of January 1, 2002 in connection with the adoption of SFAS No. 142 and determined that the carrying amount of its reporting unit did not exceed its respective fair value. Accordingly, the initial implementation of this standard did not result in a charge and, as such, did not impact the Company’s results of operations during 2002. Subsequent to the initial assessment, the Company has performed its review annually on October 1. During the years ended December 31, 2003 and 2002, the Company determined that no such impairment had occurred.

The Company’s amortizable intangible assets are tested for impairment based on the comparison of its undiscounted cash flows to its carrying amounts and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

Had the Company applied the non-amortization provisions of SFAS No. 142 commencing March 1, 2001, net income would have been as follows for March 1 to December 31, 2001:

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Reported net income	$34,640	$24,421	$16,868
Add back:
Goodwill amortization, net of tax of $1,279 in 2001	—	—	1,595
Trademark amortization, net of tax of $23 in 2001	—	—	28

Adjusted net income	$34,640	$24,421	$18,491

Impairment or disposal of long-lived assets

On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which superceded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and replaced the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill and indefinite-lived intangible assets, but including amortizable intangible assets.

The Company evaluates the recoverability of its long-lived assets (which included goodwill and indefinite-lived intangible assets prior to the adoption of SFAS No. 144) by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets. The adoption of this standard had no impact on the Company’s results of operations or financial position.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Stock-based compensation

Under Cendant’s existing stock-based compensation plans, Cendant common stock awards are granted to the Company’s employees. Prior to January 1, 2003, the Company measured its stock-based compensation using the intrinsic value approach under Accounting Principles Board (“APB”) Opinion No. 25, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company did not recognize compensation expense upon the issuance of its stock options to employees because the option terms were fixed and the exercise price equaled the market price of the underlying common stock on the date of grant. Therefore, the Company did not record compensation expense upon Cendant’s issuance of common stock options to the Company’s employees.

On January 1, 2003, Cendant and the Company adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the FASB to be the preferable accounting method for stock-based employee compensation. Cendant and the Company also adopted SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” in its entirety on January 1, 2003, which amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting. As a result, Cendant and the Company now expense employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. As the Company elected to use the prospective transition method, the Company has recognized expense only for employee stock awards that were granted or modified subsequent to December 31, 2002.

The following table illustrates the effect on net income as if the fair value based method had been applied to all employee stock awards granted by Cendant to the Company’s employees for all periods presented:

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Reported net income	$34,640	$24,421	$16,868
Add back:
Stock-based employee compensation expense included in reported net income, net of tax(a)	192	-	-
Less:
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax(b)	590	4,713	1,513

Adjusted net income	$34,242	$19,708	$15,355

(a)	For more detail concerning compensation expense recorded within the Combined Statements of Income for stock awards granted by Cendant subsequent to December 31, 2002, see Note 16—Stock-Based Compensation.

(b)	The 2002 amounts reflect the August 27, 2002 acceleration of the vesting schedules for certain options previously granted by Cendant (see Note 16—Stock-Based Compensation). Pro forma compensation expense reflected for grants awarded prior to January 1, 2003 is not indicative of future compensation expense that may be recorded by the Company, as future expense will vary based upon factors such as the type of award granted by Cendant or the Company and the then-current fair market value of such award.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Grantor trust

The Company maintains a grantor’s trust to hold assets under the Company’s defined contribution plan. The assets held in the trust are designated as trading securities under SFAS No. 115, which requires securities to be recorded at fair value with any changes recorded currently to earnings. At December 31, 2003 and 2002, the aggregate market value of the securities within the trust was $501 and $443, respectively. Such amounts are included in other assets on the Combined Balance Sheets.

Revenue recognition

The Company provides payment processing and information management services to the vehicle fleet industry in the United States through its proprietary closed network of major oil companies, fuel retailers and vehicle maintenance providers. The Company’s closed network allows for collection of information from the transactions processed, which it collects at the point of sale. The Company provides its services to companies with vehicle fleets, as well as in conjunction with fleet management, automotive manufacturer and major oil companies, with which the Company maintains strategic relationships.

The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers who participate in the proprietary closed network. These agreements specify that a transaction is considered captured when the Company has validated that the transaction has no errors and has accepted and posted the data to the Company’s records.

Revenue consists of:

Payment processing revenue

The Company earns revenue by processing payments to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships. The Company enters into agreements with the major oil companies, fuel retailers and vehicle maintenance providers for the acceptance of purchases of products and services by the customers serviced by the Company, and the terms and conditions of the fees assessed by the Company for processing these payments. The fee charged to the major oil company, fuel retailer or vehicle maintenance provider is generally based upon a percentage of the amount purchased by the customers serviced by the Company; however, it may be based on a fixed amount charged per transaction or a combination of both. The processing fee is deducted from the Company’s payment to the major oil company, fuel retailer or vehicle maintenance provider or for the amount purchased by the Company’s customer or the customer of the Company’s strategic relationships and recorded as payment processing revenue at the time the transaction is captured. The Company also earns payment processing revenue from MasterCard-accepting vendors in a similar manner by issuing a corporate MasterCard charge card.

Transaction processing revenue

The Company earns revenue by processing transactions on behalf of certain of the Company’s strategic relationships. The Company enters into agreements with these strategic relationships

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

that outline the terms and conditions of the services provided. The Company charges a fixed per transaction fee for performing the transaction processing services. Revenue is recorded at the time the transaction is captured.

Account servicing revenue

The Company earns account servicing revenue by assessing monthly fees to the Company’s customers, certain of the Company’s strategic relationships and the customers of the Company’s strategic relationships. The Company receives these fees for providing proprietary services, primarily vehicle data and monthly reports based on the number of vehicles that the Company provides proprietary services. The proprietary services the Company performs may vary depending upon the terms of the contract. The Company recognizes these fees as revenue during the month the data is maintained or the report is delivered.

Finance fees

The Company earns revenue by assessing finance fees to customers and the customers of the Company’s strategic relationships with overdue balances. These customers are contractually obligated to pay finance fees. The Company recognizes the finance fees as revenue, net of a provision to estimate uncollectible amounts, at the time the fees are assessed.

Other

Other revenues include fees from providing ancillary services, such as, consulting and information services and marketing services to the Company’s customers and strategic relationships and other companies related to the fleet payment processing industry. In addition, interest earned on investments in available-for-sale securities and dividend income earned on equity investments are included in other revenue. The Company recognizes the fees as revenue in the period that the services are performed and the interest and dividend income in the period it is earned.

Marketing and advertising expenses

Marketing and advertising costs are expensed in the period the advertising occurs. Advertising expenses totaled $2,053, $1,706 and $1,175 for the years ended December 31, 2003 and 2002 and the period March 1 to December 31, 2001, respectively. Marketing and advertising expenses are included in other expenses on the Combined Statements of Income.

Derivatives

The Company uses derivative instruments as part of its overall strategy to manage its exposure to adverse fluctuations in gasoline prices. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value either as other assets or other liabilities on the Combined Balance Sheets in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The effective portion of changes in fair value of the derivatives is recorded as a component of other comprehensive income (loss) and the ineffective portion is reported currently in earnings as a component of revenues. Amounts included in other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged item affects earnings.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Income Taxes

The Company is included in the Combined federal income tax return of Cendant, and, therefore income taxes payable are included in due to related parties on the Combined Balance Sheets. In addition, the Company files unitary and consolidated state income tax returns with Cendant in jurisdictions where required. The Company has no foreign tax liabilities. The provision for income taxes is computed as if the Company filed its federal and state income tax returns on a stand-alone basis.

Recent Accounting Pronouncement

In March 2004, the FASB ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Subsequently, in September 2004, the FASB issued FASB Staff Position (FSP) EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FSP to consider whether further application guidance is necessary for securities analyzed for impairment under EITF Issue No. 03-1. The Company continues to assess the potential impact that the adoption of the proposed FSP could have on the financial statements.

3.	Reserves for credit losses

The following table presents changes in reserves for credit losses related to accounts receivable:

	Years Ended December 31,
	2003	2002
Balance, beginning of period	$4,926	$5,088
Provision for credit losses	9,431	4,977
Charge-offs	(11,810)	(7,185)
Recoveries of amounts previously charged-off	2,952	2,046

Balance, end of period	$5,499	$4,926

4.	Available-for-sale securities

The Company’s available-for-sale securities as of December 31, 2003 are presented below:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
FNMA mortgage-backed securities	$2,562	$39	$-	$2,601
Auto-lease backed securities	15,000	-	-	15,000

Asset-backed securities	$17,562	$39	$-	$17,601

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

There were no sales of available-for-sale securities during 2003 and the Company held no available-for-sale securities as of December 31, 2002.

The maturity dates of the Company’s available-for-sale securities are as follows:

	December 31, 2003
	Cost	Fair Value
Due within 1 year	$-	$-
Due after 1 year through 5 years	15,000	15,000

	15,000	15,000
Mortgage-backed securities due to mature in 30 years	2,562	2,601

Total	$17,562	$17,601

5.	Property, equipment and capitalized software, net

Property, equipment and capitalized software, net, consist of:

	December 31,
	2003	2002
Furniture, fixtures and equipment	$17,925	$17,840
Computer software	14,495	11,638
Software under development	18,769	10,930
Leasehold improvements	2,387	2,327

	53,576	42,735
Less accumulated depreciation and amortization	(17,437)	(10,748)

Total	$36,139	$31,987

6.	Goodwill and other intangibles

Intangible assets consist of:

	December 31,
	2003			2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Technology(a)	$2,472	$(2,472)	$-	$2,472	$(2,472)	$-

Unamortized Intangible Assets
Goodwill(b)			$135,047			$135,047
Trademark(c)(d)			2,421			2,421

Total			$137,468			$137,468

(a)	Amortized over 16 months. The gross carrying amount of $2,472 reflects the allocation of the purchase price.

(b)	The amount of the purchase price which was allocated to goodwill at March 1, 2001 totaled $137,921.

(c)	Comprised of the Company’s tradename, which is expected to generate future cash flows for an indefinite period of time.

(d)	The amount of the purchase price which was allocated to trademark at March 1, 2001 totaled $2,472.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Amortization expense relating to all intangible assets was as follows:

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Goodwill	$-	$-	$2,874
Trademark	-	-	51
Technology	-	927	1,545

Total	$-	$927	$4,470

7.	Accounts payable

Accounts payable consist of:

	December 31,
	2003	2002
Merchants payable(a)	$123,206	$97,799
Trade accounts payable	2,347	4,249
Other payables	113	78

Total	$125,666	$102,126

(a)	Merchants payable consist of amounts owed to major oil companies, fuel retailers and vehicle maintenance providers on behalf of the Company’s customers and the customers of the Company’s strategic relationships.

8.	Deposits

Certificates of deposit

At December 31, 2003 and 2002, scheduled maturities of certificates of deposit of $86,604 and $59,099, respectively, were one year or less. All certificates of deposit are brokered certificates of deposit. The brokered certificates of deposit are issued in denominations greater than $100. However, the broker is required to issue the individual certificates of deposit in denominations of $100 or less.

The weighted average cost of funds on certificates of deposit approximated 1.66%, 3.10% and 5.65% during December 31, 2003, 2002 and 2001, respectively.

Non-interest bearing deposits

The Company may require customers to make collateral deposits for their credit accounts. These deposits approximated $4,811, and $4,795 at December 31, 2003 and 2002, respectively.

Money market deposits

The Company accepts mortgage escrow deposits in the form of money market deposits. These deposits approximated $403 at December 31, 2003. There were no money market deposits on hand at December 31, 2002.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

9.	Borrowed federal funds

The Company had federal funds lines-of-credit totaling $85,000 and $83,000 available at December 31, 2003 and 2002, respectively. These lines-of-credit were with various financial institutions and had an average rate of 1.33%, 1.86% and 3.48% during 2003, 2002 and 2001, respectively. Of the amounts available on the federal funds lines-of-credit, the Company had $23,966 and $46,024 outstanding at December 31, 2003 and 2002, respectively.

10.	Derivatives and hedging activities

The Company uses put options to manage the downward volatility in fuel prices. The fair value of outstanding options at December 31, 2002 was $45. There were no outstanding options at December 31, 2003. For the years ended December 31, 2003 and 2002 and the period March 1 to December 31, 2001, there were no significant gains or losses on derivative transactions or portions thereof that were ineffective as hedges, excluded from the assessment of hedge effectiveness or reclassified into earnings as a result of the discontinuance of cash flow hedges.

11.	Related parties

Due from related parties consists of:

	December 31,
	2003	2002
Amounts due from PHH Corporation:
Invested cash	$58,276	$36,072
Amounts due from PHH ARVAL:
Accounts receivable	4,811	4,449

Total	$63,087	$40,521

PHH Corporation

In the ordinary course of business, PHH Corporation sweeps cash from the Company’s bank accounts. For the years ended December 31, 2003 and 2002 and the period March 1 to December 31, 2001, the Company’s interest income (expense) related to such intercompany balances totaled $1,393, $763 and ($122), respectively. These amounts are reflected in operating interest income (expense) in the Combined Statements of Income.

PHH ARVAL

In the ordinary course of business, PHH ARVAL, a wholly-owned subsidiary of PHH Corporation, uses the Company’s payment processing services. The Company earns revenue on a percentage of the total gasoline purchased by the clients of PHH ARVAL. Revenues earned for the years ended

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

December 31, 2003 and 2002 and the period March 1 to December 31, 2001 totaled $7,067, $5,936, and $1,800, respectively, and are included in payment processing revenue on the Combined Statements of Income.

Due to related parties consists of:

	December 31,
	2003	2002
Amounts due to (from) Cendant:
Income taxes payable	$49,194	$28,062
Payroll-related charges	3,400	2,955
Corporate allocations	214	200
Certificate of deposit	(1,500)	-
Cash on hand	(332)	-

	50,976	31,217
Amounts due to PHH Corporation:
Line-of-credit borrowing	20,000	-
Amounts due to PHH ARVAL:
Software license fee	1,500	1,500
Amounts due to Avis:
Employee health and welfare benefits	-	3

Total	$72,476	$32,720

Cendant

The Company’s income tax liability is paid by Cendant as part of the Combined state and federal income tax filings of Cendant and its related entities. The Company has recorded its share of income taxes payable at December 31, 2003 and 2002 within the due to related parties line on the Combined Balance Sheets.

The Company’s payroll and related expenses are administered by Cendant. The Company reimburses Cendant for the administration and the related cost of the payroll expenses.

The Company is allocated general corporate overhead expenses from Cendant for various corporate-related functions, as well as other expenses directly attributable to the Company’s operations. Cendant allocates corporate overhead to the Company based on a percentage of the Company’s forecasted revenues and allocates other expenses that directly benefit the Company based on the Company’s actual utilization of the services. Corporate expense allocations include executive management, insurance, human resources, telecommunications, real estate and tax services. These amounts are included in other expenses in the Combined Statements of Income. The Company believes the assumptions and methodologies underlying the allocations of

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

general corporate overhead and direct expenses from Cendant to the Company are reasonable and comparable to the amounts that would have been incurred if the Company had performed these functions as a stand-alone company. The Company paid $2,534, $2,157 and $1,170 to Cendant related to these expenses, for the years end December 31, 2003 and 2002 and the ten months ended December 31, 2001, respectively.

All allocated overhead expenses as well as direct charges are included in the due to related parties line item on the Combined Balance Sheets. Cendant uses cash swept from the Company’s bank accounts to fund these disbursements. Cendant did not charge interest on these balances during any period presented within the Combined Financial Statements.

At December 31, 2003 the Company had issued a certificate of deposit of $1,500 to Cendant to collateralize the MasterCard line-of-credit that the Company had issued on Cendant’s behalf in accordance with FDIC rules. The amount has been included in the due to related parties line on the Combined Balance Sheet, as it will be used to settle amounts currently due to Cendant. Additionally, at December 31, 2003 the Company had cash on hand from Cendant of $332, which was subsequently used to repay a portion of the outstanding balance on the MasterCard line-of-credit.

PHH Corporation

The Company participates in a $100,000 revolving line-of-credit agreement with PHH Corporation, which bears interest at LIBOR plus an agreed-upon margin. At December 31, 2003 the Company had $20,000 outstanding with PHH Corporation at a rate of 2.27% which was repaid on January 2, 2004. Interest expense incurred was not material to the Combined Statements of Income for the year ended December 31, 2003. There were no borrowings on the revolving line-of-credit with PHH Corporation at December 31, 2002.

PHH ARVAL

At December 31, 2003 and 2002, the Company had an outstanding balance of $1,500 payable to PHH ARVAL for a software-licensing fee. Amounts payable to PHH ARVAL are included as due to related parties in the Combined Balance Sheets. No interest was charged by PHH ARVAL or received by the Company in any period presented with respect to intercompany activity with PHH ARVAL.

AVIS

At December 31, 2002, the Company had an outstanding balance payable of $3 to AVIS, a wholly-owned subsidiary of Cendant. This balance represents direct allocations paid by AVIS on behalf of the Company for insurance and employee benefits. Amounts payable to AVIS are included as due to related parties in the Combined Balance Sheets. No interest was charged by AVIS or received by the Company in any period presented with respect to intercompany activity with Avis.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Cendant Mortgage

During 2003, the Company entered into a mortgage loan purchase, sale and servicing agreement with Cendant Mortgage, a wholly-owned subsidiary of PHH Corporation. In connection with this agreement, the Company agreed to purchase mortgage loans and resell those loans to the FHLB. The total commitment to purchase mortgage loans, which is not recorded on the Company’s Combined Balance Sheet, was $49,572 at December 31, 2003. Commitments are generally for periods not to exceed 90 days.

Mortgage loans sold to the FHLB may be subject to recourse provisions (e.g., if a loan goes delinquent within 120 days or if defects occurred during the origination of the loan). As of December 31, 2003, the Company’s potential exposure related to loans subject to FHLB recourse provisions was $12,317. If the Company were forced to repurchase a loan in connection with a recourse provision, the Company may choose to sell any such loans back to Cendant Mortgage as provided for in the underlying agreement. As of December 31, 2003 the Company was not holding any loans from Cendant Mortgage pending sale to the FHLB. Subsequent to December 31, 2003, the mortgage loan purchase, sale and servicing agreement was discontinued. All commitments expired in the first quarter of 2004.

12.	Income taxes

The provision for income taxes consists of:

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Current
Federal	$17,848	$12,112	$9,452
State	3,281	2,288	1,585

Total current	21,129	14,400	11,037

Deferred
Federal	876	1,059	2,100
State	289	243	410

Total deferred	1,165	1,302	2,510

Total	$22,294	$15,702	$13,547

The provision for income taxes includes deferred taxes resulting from the difference in the basis of assets and liabilities for income tax and financial statement purposes. The Company computes income tax expense and deferred income taxes using the asset and liability method.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Deferred income tax assets and liabilities consist of:

	December 31,
	2003	2002
Deferred income tax assets:
Reserve for credit losses and accrued liabilities	2,948	2,461

Deferred income tax liabilities:
Depreciation and amortization	2,437	887
Prepaid expense and other	832	700

Deferred income tax liabilities	3,269	1,587

Net deferred income tax asset (liability)	$(321)	$874

The Company’s effective income tax rate differs from the U.S. statutory rate as follows:

	Years Ended December 31,		March 1 to December 31, 2001
	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefits	4.1%	4.0%	4.2%
Amortization of non-deductible goodwill	-	-	5.2%
Other	0.1%	0.1%	0.1%

Effective income tax rate	39.2%	39.1%	44.5%

Consolidated federal and state income tax returns of Cendant for various periods, some of which include the Company, are currently under examination by the Internal Revenue Service and certain state tax authorities. Cendant’s management does not believe that the conclusion of these examinations will result in significant adjustments to the Combined Financial Statements as presented.

13.	Employee benefit plan

The Company participates in a Cendant sponsored 401(k) retirement and savings plan. The Company’s employees that are at least 18 years of age, have worked at least 1,000 hours in the past year and have completed one year of service are eligible to participant in this plan. The Company matches 100 percent of each employee’s contributions up to a maximum of 6 percent of each employee’s salary. All contributions vest immediately. Cendant has the right to discontinue this plan at any time. Contributions to the plan are voluntary. The Company contributed $1,312, $1,189 and $1,061 to this plan during the years ended December 31, 2003 and 2002 and the period March 1 to December 31, 2001, respectively.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

14.	Commitments and contingencies

Litigation

On October 14, 2003, the bankruptcy trustee of Enron Corporation filed a complaint against the Company for preference and fraudulent transfer claims in the United States Bankruptcy Court for the Southern District of New York. Additional claims were added by way of an amended complaint filed on December 1, 2003. The total claim outstanding at December 31, 2003 was $3,305. Although the Company believes the claims are without merit, it cannot predict the ultimate outcome of this matter. However, using management’s best estimates based on similar historical cases and in consideration of the facts of the case, the Company recorded a legal reserve of $450, which is included in accrued expenses in the Combined Balance Sheet at December 31, 2003.

In addition, the Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company’s Combined financial position, results of operations or cash flows.

Extension of credit to customers

The Company also has commitments aggregating approximately $963,000 and $1,019,000 related to payment processing services at December 31, 2003 and 2002, respectively, primarily related to commitments to extend credit to customers and customers of strategic relationships as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to customers and customers of strategic relationships does not represent future cash requirements. These amounts are not recorded on the Combined Balance Sheets.

Operating leases

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through 2012. Rental expense related to these leases amounted to $2,958, $2,697 and $1,385 for the years ended December 31, 2003 and 2002, and the period March 1 to December 31, 2001, respectively. These amounts were included in the occupancy and equipment line on the Combined Statements of Income.

Future minimum lease payments under non-cancelable operating leases are as follows:

Years Ended December 31,
2004	$4,322
2005	4,552
2006	4,201
2007	2,250
2008 and thereafter	5,777

Total	$21,102

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

15.	Cash and dividend restrictions

Cash

Federal Reserve Board regulations may require reserve balances on certain deposits to be maintained with the Federal Reserve Bank. No such reserves were required at December 31, 2003 and 2002.

Dividends

FSC is chartered under the laws of the State of Utah and the FDIC insures its deposits. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest, and taxes accrued or due from FSC and (ii) transferred to a surplus fund 10% of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100% of its capital stock. For purposes of these Utah dividend limitations, the FSC’s capital stock is $5,250 and its capital surplus exceeds 100% of capital stock.

Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be “undercapitalized”, as defined under the Federal Deposit Insurance Act and applicable regulations.

FSC complied with the aforementioned dividend restrictions for the years ended December 31, 2003 and 2002 and the period March 1 to December 31, 2001.

16.	Stock-based compensation

Under its existing stock-based compensation plans, Cendant granted stock options and restricted stock units (“RSUs”) to the Company’s employees. Prior to January 1, 2003, Cendant and the Company typically used stock options as a form of equity compensation. However, subsequent to December 31, 2002, Cendant changed the method by which it and the Company provides stock-based compensation to the Company’s employees and began issuing Cendant RSUs in place of stock options.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

Stock options

Employee stock options granted by Cendant generally have a ten-year term and vest ratably over periods ranging from two to five years. These employee stock options were granted with exercise prices at then-current fair market value. The activity of Cendant’s stock option plans related to the Company’s employees consisted of:

	Years Ended December 31,				March 1 to December 31, 2001
	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	1,330,183	$17.70	700,333	$16.45	574,745	$17.26
Granted at fair market value	-	-	675,300	18.92	342,100	13.89
Exercised	(201,285)	11.66	(8,001)	10.33	(127,361)	10.24
Forfeited	(225,941)	24.23	(37,449)	17.78	(89,151)	20.74

Ending balance	902,957	$17.42	1,330,183	$17.70	700,333	$16.45

During 2002, Cendant’s Board of Directors accelerated the vesting of certain options previously granted with exercise prices greater than or equal to $15.1875. In connection with such action, approximately 642,000 options (with a weighted average exercise price of $19.01), substantially all of which were scheduled to become exercisable by January 2004, became exercisable as of August 27, 2002. In addition, the post-employment exercise period for the modified options was reduced from one year to thirty days. However, if the employee remains employed by the Company or another Cendant entity through the date on which the option was originally scheduled to become vested, the post-employment exercise period will be one year. In accordance with the provisions of the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25),” there was no charge associated with this modification since none of the modified options had intrinsic value because the market price of the underlying Cendant common stock on August 27, 2002 was less than the exercise price of the modified options.

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

The table below summarizes information regarding outstanding and exercisable Cendant stock options issued to the Company’s employees as of December 31, 2003:

	Outstanding Options			Exercisable Options
	Number of Options	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.01 to $10.00	10,118	5.2	$9.26	10,118	$9.26
$10.01 to $20.00	884,986	7.8	17.43	752,865	17.87
$20.01 to $30.00	7,318	1.3	26.76	7,318	26.76
$30.01 to $40.00	535	1.3	32.33	535	32.33

	902,957	7.7	$17.42	770,836	$17.85

The weighted-average grant-date fair value of Cendant common stock options granted during the years ended December 31, 2002 and 2001 was $8.69 and $6.42, respectively. The fair values of these stock options are estimated on the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for stock options granted in 2002 and 2001:

	Year Ended December 31, 2002	March 1 to December 31, 2001
Dividend yield	0.00%	0.00%
Expected volatility	50.00%	50.00%
Risk-free interest rate	4.20%	4.40%
Expected holding period (years)	4.5	4.5

Restricted stock units

Each RSU granted by Cendant entitles the employee to receive one share of Cendant common stock upon vesting, which occurs ratably over a four-year period. The activity of Cendant’s RSU plans related to the Company’s employees consisted of:

	Year Ended December 31, 2003
	RSUs	Weighted Average Grant Price
Beginning balance	-	$-
Granted at fair market value	134,384	13.65
Forfeited	(2,309)	13.64

Ending balance	132,075	$13.65

Wright Express

Notes to Combined Financial Statements—(continued)

(In thousands)

The Company recorded compensation expense for such RSUs on a basis consistent with the related vesting period. During the year ended December 31, 2003, the Company recorded pre-tax compensation expense of $316 in connection with these RSUs, which is included within salary and other personnel expenses on the Company’s Combined Statements of Income.

17.	Subsequent event

On March 31, June 30 and September 30, 2004, the Company’s board of managers approved quarterly dividends of $5,209, $6,776 and $7,939 payable on March 31, June 30 and September 30, 2004, respectively, to PHH Corporation.

******

             shares

Common stock

Prospectus

JPMorgan	Credit Suisse First Boston	Merrill Lynch & Co.

                    , 2004

You should rely on the information contained in this prospectus. Neither we, the selling stockholder or the underwriters have authorized any other person to provide you with information that is different from that contained in this prospectus. Neither we, the selling stockholder or underwriters are making, nor will make, an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of the front cover, regardless of the time of delivery of this prospectus or any sale of the common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                     , 2005, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other expenses of issuance and distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee are estimates.

EXPENSES	AMOUNT
SEC registration fee	$126,700
NASD filing fees	$30,500
New York Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be furnished by amendment.

Item 14. Indemnification of officers and directors.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s By-Laws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the full extent permitted by, and in the manner permissible under, the Delaware General Corporation Law.

As permitted by Section 102(b)7 of the Delaware General Corporation Law, the registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities.

In addition, the registrant has agreed to indemnify Cendant and its officers, directors, employees and agents against civil liabilities, including liabilities under the Securities Act of 1933 relating to misstatements in or omissions from the registration statement of which this prospectus forms a part and any other registration statement that the registrant files under the Securities Act, other than misstatements or omissions relating to information specifically about Cendant in the registration statement and furnished in writing by Cendant for use in the preparation of any such registration statement, against which Cendant has agreed to indemnify the registrant.

Item 15. Recent sales of unregistered securities.

On November 19, 2004, the registrant issued 100 shares of common stock to Avis Fleet Leasing and Management Corporation, a subsidiary of Cendant Corporation, in connection with the organization of the registrant for aggregate consideration of $1.00. This transaction was exempt from registration under the Securities Act by virtue of the exemption provided under Section 4(2) of the Securities Act for transactions not involving a public offering.

Following the closing of the offering, the registrant will issue to officers and various employees of the registrant and its subsidiaries              shares of common stock and equity awards based on our common stock in exchange for restricted stock units and stock options of Cendant Corporation held by them. The issuance of such stock options and common stock will be exempt from the registration requirements of the Securities Act pursuant to Rule 701 promulgated thereunder.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Amended and Restated By-laws.*

4.1	Form of common stock certificate.*

4.2	Form of Rights Plan.*

5.1	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

10.1	Employment Agreement, dated , 2004, between Wright Express and .*

10.2	Employment Agreement, dated , 2004, between Wright Express and .*

10.3	Lease dated , between Wright Express and .*

10.4	2005 Long Term Incentive Plan.*

10.5	2005 Equity and Incentive Plan.*

10.6	Form of Transitional Agreement between Cendant Corporation, Cendant Operations, Inc. and Wright Express Corporation.*

10.7	Form of Tax Receivable Agreement between Cendant Corporation and Wright Express Corporation.*

10.8	Form of Credit Agreement among Wright Express Corporation, as Borrower, and the Lenders named therein, and JPMorgan Chase Bank, as Administrative Agent.*

10.9	Employee Stock Purchase Plan.*

10.10	Non-Employee Directors Deferred Compensation Plan.*

21.1	Subsidiaries of the registrant.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page).

* To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising out of the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Portland in the State of Maine, on November 22, 2004.

WRIGHT EXPRESS CORPORATION

By:	/S/ MICHAEL E. DUBYAK
Name:	Michael E. Dubyak
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Michael E. Dubyak and Melissa D. Goodwin and each of them severally, as his or her true and lawful attorney-in-fact and agent, each acting along with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and exhibits to the registration statement on Form S-1, and to any registration statement filed under Securities and Exchange Commission Rule 462, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MICHAEL E. DUBYAK Michael E. Dubyak	President, Chief Executive Officer and Director (Principal executive officer)	November 22, 2004

/S/ MELISSA D. GOODWIN Melissa D. Goodwin	Chief Financial Officer (Principal financial officer and principal accounting officer)	November 22, 2004

/S/ JAMES E. BUCKMAN James E. Buckman	Director	November 22, 2004

/S/ KEVIN M. SHEEHAN Kevin M. Sheehan	Director	November 22, 2004

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Amended and Restated By-laws.*

4.1	Form of common stock certificate.*

4.2	Form of Rights Plan.*

5.1	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP.*

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*

10.1	Employment Agreement, dated , 2004, between Wright Express and .*

10.2	Employment Agreement, dated , 2004, between Wright Express and .*

10.3	Lease dated , between Wright Express and .*

10.4	2005 Long Term Incentive Plan.*

10.5	2005 Equity and Incentive Plan.*

10.6	Form of Transitional Agreement between Cendant Corporation, Cendant Operations Inc. and Wright Express Corporation.*

10.7	Form of Tax Receivable Agreement between Cendant Corporation and Wright Express Corporation.*

10.8	Form of Credit Agreement among Wright Express Corporation, as Borrower, and the Lenders named therein, and JPMorgan Chase Bank, as Administrative Agent.*

10.9	Employee Stock Purchase Plan.*

10.10	Non-Employee Directors Deferred Compensation Plan.*

21.1	Subsidiaries of the registrant.*

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page).

* To be filed by amendment.